UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 28, 2021

SPARTAN ACQUISITION CORP. III

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40022	86-1182458
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

9 West 57th Street, 43rd Floor New York, NY	10019
(Address of Principal Executive Offices)	(Zip Code)

(212) 515-3200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fourth of one warrant	SPAQ.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	SPAQ	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SPAQ.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 28, 2021, Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“NewCo”), Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego”), and, solely with respect to the sections specified therein, E8 Partenaires, a French societe par actions simplifee (“E8 Investor”), entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”). Subject to the satisfaction or waiver of the conditions to closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Transactions”) described below, the Transactions will effect a business combination between Spartan and Allego.

Transaction Structure and Consideration

Pursuant to the Business Combination Agreement, at the Closing, among other things:

(i)

In the event that the holders of more than 15% of the outstanding shares of Spartan’s Class A Common Stock, par value $0.0001 per share (“Spartan Class A Common Stock”), validly exercised their redemption rights (the “Redemption Rights”) under Spartan’s Amended and Restated Certificate of Incorporation dated February 8, 2021 (the “Spartan Charter”) with respect to such shares, Allego shall issue to E8 Investor certain shares in the capital of Allego, with a nominal value of one euro (EUR 1.00) each (“Allego Common Shares”), valued at $10.00 per Allego Common Share, pursuant to and, in the number determined in accordance with, the terms of the Business Combination Agreement (any such issuance, the “E8 Part A Share Issuance”);

(ii)

Allego may issue to E8 Investor, upon E8 Investor’s election, Allego Common Shares for nominal consideration, such that, after giving effect to such issuance (any such issuance, the “E8 Part B Share Issuance” and together with the E8 Part A Share Issuance, the “E8 Share Issuance”) and the consummation of the E8 Part A Share Issuance, if applicable, the Share Contribution, the Private Placement and the Spartan Merger (each as defined below), such Allego Common Shares would not represent more than 15% of the then-outstanding shares in the capital of NewCo, with a nominal value of twelve euro cents (EUR 0.12) each (“NewCo Ordinary Shares”);

(iii)

immediately following the E8 Share Issuance (if necessary), Madeleine Charging and, in the event the E8 Part A Issuance or E8 Part B Issuance occurs, E8 Investor, will contribute to NewCo all of the issued and outstanding Allego Common Shares held by it, in exchange for a number of NewCo Ordinary Shares equal to the quotient determined by dividing (i) the Company Valuation (as defined in the Business Combination Agreement) by (ii) $10.00 (the “Share Contribution”), which NewCo Ordinary Shares will be issued to E8 and Madeleine Charging in proportion to the relative number of Allego Common Shares so contributed by each;

(iv)

each share of Spartan’s Class B Common Stock, par value $0.0001 per share (“Spartan Founders Stock” and together with Spartan Class A Common Stock, “Spartan Common Stock”) will convert into one share of Spartan Class A Common Stock on a one-for-one basis;

(v)

Spartan investors will obtain ownership interests in NewCo through a reverse triangular merger, whereby at the effective time thereof (the “Effective Time”), Merger Sub, a wholly owned subsidiary of NewCo, will merge with and into Spartan, with Spartan surviving the merger as a wholly owned subsidiary of NewCo (the “Surviving Corporation” and such merger, the “Spartan Merger”); and

(vi)	Subscribers (as defined below) will subscribe for NewCo Ordinary Shares in the Private Placement (as defined below).

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At the Effective Time, as a result of the Spartan Merger:

(i)	all shares of Spartan Common Stock held in the treasury of Spartan will be automatically cancelled for no consideration;

(ii)

each share of Spartan Common Stock issued and outstanding immediately prior to the Effective Time (other than Redemption Shares (as defined below)) will be cancelled, converted into and exchanged for one validly issued, fully paid and non-assessable NewCo Ordinary Share (the “Per Share Merger Consideration”);

(iii)

each share of common stock of Merger Sub, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation;

(iv)

NewCo will assume that certain warrant agreement dated February 8, 2021 by and between Spartan and Continental Stock Transfer & Trust Company, and enter into such amendments thereto as may be necessary such that each of the Spartan warrants governed thereby and then outstanding and unexercised (a “Spartan Warrant”) will automatically be converted into a warrant to acquire one NewCo Ordinary Share (each resulting warrant, an “Assumed Warrant”), which Assumed Warrants will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Spartan Warrant immediately prior to the Effective Time; and

(v)

each Share of Spartan Class A Common Stock issued and outstanding immediately prior to the Effective Time with respect to which a Spartan stockholder has validly exercised its Redemption Rights (such shares, collectively, the “Redemption Shares”) will not be converted into and become a share of the Surviving Corporation, and will not entitle the holder to receive the Per Share Merger Consideration, and, at the Effective Time, will instead be converted into the right to receive a cash amount from the Surviving Corporation calculated in accordance with such Spartan stockholder’s Redemption Rights.

Immediately following the Spartan Merger, NewCo will be converted into a Dutch public limited liability company and its articles of association will be amended.

Representations, Warranties and Covenants; Indemnification

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing covenants of the parties requiring that, among other things, (i) Spartan, Allego, Madeleine Charging, NewCo and Merger Sub will each conduct their respective businesses in the ordinary course through the Closing and refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement, (ii) Spartan, Allego, and NewCo will each use their reasonable best efforts to cause the NewCo Ordinary Shares issued in connection with the Transactions to be approved for listing on the New York Stock Exchange (the “NYSE”) at Closing (iii) Spartan will use its reasonable best efforts to keep the Spartan Class A Common Stock and Spartan Warrants listed for trading on the NYSE until the Closing, (iv) Spartan, Allego, Madeleine Charging, NewCo and Merger Sub will (a) not enter into, knowingly solicit, initiate or continue any discussions or negotiations with third parties regarding alternative transactions to the Transactions and will comply with certain related restrictions and (b) cease discussions regarding alternative transactions and (v) Spartan and Allego will jointly prepare (and NewCo will file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form F-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the NewCo Ordinary Shares to be issued in connection with the Transactions. The Registration Statement will contain a proxy statement for the purpose of soliciting proxies from Spartan’s stockholders to vote in favor of adoption and approval of the Required Spartan Proposals (as defined below) and certain other matters at a meeting of Spartan’s stockholders (the “Spartan Stockholders’ Meeting”).

The Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto.

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Conditions to the Parties’ Obligations to Consummate the Business Combination

Mutual

Under the Business Combination Agreement, the obligations of the parties thereto to consummate the Transactions are subject to a number of conditions to Closing, including the following: (i) the Required Spartan Proposals having been approved by Spartan’s stockholders; (ii) the absence of specified adverse laws, injunctions or orders; (iii) the NewCo Ordinary Shares shall have been approved for listing on the NYSE or another national securities exchange mutually agreed to by the parties, (iv) any applicable information, consultation or approval procedure under the Dutch Works Council Act to consummate the Transactions having been completed; (v) (a) the net tangible assets held by Spartan in the aggregate being equal to at least $5,000,001 (after giving effect to the exercise of any Redemption Rights) or (b) the NewCo Ordinary Shares not constituting “penny stock” (as such term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (vi) the Registration Statement having been declared effective by the SEC under the Securities Act.

Spartan

The obligations of Spartan to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by Spartan of the following additional conditions: (i) the accuracy of representations and warranties of Allego, Madeleine Charging, NewCo and Merger Sub as determined in accordance with the Business Combination Agreement; (ii) the compliance in all material respects by Allego with its agreements and covenants under the Business Combination Agreement; (iii) written confirmation from the pension provider of the pension scheme for Allego’s employees that the voluntary affiliation agreement between Allego and such provider can be continued unaltered; (iv) the delivery by Allego of the officer’s certificate required to be delivered by Spartan at the Closing; (v) the delivery by all parties to the Registration Rights Agreement (other than Spartan and the Spartan stockholders party thereto) of their executed counterparts to the Registration Rights Agreement; (vi) no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; and (vii) Madeleine Charging and certain of its affiliates, Opera Charging B.V. and Meridiam E1 SAS, having each made certain tax elections contemplated in the Business Combination Agreement.

Allego, Madeleine Charging, NewCo and Merger Sub

The obligations of Allego, Madeleine Charging, NewCo and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions: (i) the accuracy of the representations and warranties of Spartan as determined in accordance with the Business Combination Agreement; (ii) the compliance in all material respects by Spartan with its covenants under the Business Combination Agreement; (iii) the delivery by Spartan of the officer’s certificate required to be delivered by Spartan at the Closing; (iv) no Spartan Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (v) the amount of the aggregate amount of cash in the trust fund established by Spartan for the benefit of its public stockholders (the “Trust Fund”), less any payments required to be made by Spartan in connection with the exercise of any Redemption Rights, plus all cash proceeds received from the Private Placement, is not less than $150,000,000; and (vi) Spartan having made all necessary and appropriate arrangements to have all of the funds held in the Trust Fund disbursed immediately in accordance with Spartan’s instructions.

Termination Rights

The Business Combination Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Spartan and Allego.

Either Spartan or Allego may terminate the Business Combination Agreement prior to the Effective Time if:

(i)	the Spartan Merger has not been consummated by February 23, 2022 (the “Outside Date”), subject to certain exceptions;

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(ii)	if any governmental entity has issued a final and non-appealable order prohibiting the consummation of the Spartan Merger;

(iii)

in the event of a breach by Spartan or Allego, as the case may be, of any of its representations, warranties or other agreements under the Business Combination Agreement that (a) would give rise to the failure of a closing condition in the Business Combination Agreement, if it was continuing on the date of the Closing, and (b) to the extent such breach is curable, has not been cured within 30 days after notice of such breach is provided by the breaching party to the non-breaching party, provided that such right is not available to a party then in breach; or

(iv)

if the requisite approval and adoption by Spartan’s stockholders of (a) the Business Combination Agreement, the Spartan Merger and the other Transactions and (b) the amended and restated certificate of incorporation of the Surviving Corporation contemplated by the Business Combination Agreement (collectively, the “Required Spartan Proposals”) are not obtained at the Spartan Stockholders’ Meeting, subject to postponement or adjournment of such meeting on one or more occasions for up to 30 days in the aggregate; provided that the right to terminate the Business Combination Agreement shall not be available to Spartan or Allego if such party’s breach of any covenant or obligation contained therein is the principal cause of the failure to receive such requisite vote.

Furthermore, in the event that Allego fails to deliver to Spartan certain financial statements required under the Business Combination Agreement (the “Required Financial Statements”) by August 27, 2021, for each business day between such date and September 11, 2021, (the “Financial Statement Deadline”) that lapses without Allego having delivered the Required Financial Statements, the Outside Date will automatically be extended by equal number of business days. If Allego fails to deliver the Required Financial Statements by the Financial Statement Deadline, Spartan may terminate the Business Combination Agreement.

In addition, Allego can terminate the Business Combination Agreement if Spartan’s board of directors (i) withdraws, modifies, amends or qualifies its recommendation that Spartan stockholders vote to approve Required Spartan Proposals and any other proposals the parties deem necessary to effectuate the Transactions or (ii) approves or recommends an alternative transaction to the Transactions.

Effect of Termination

If the Business Combination Agreement is terminated, it will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except in the case of a willful material breach of the Business Combination Agreement by a party thereto prior to such termination or as otherwise provided under the Business Combination Agreement.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Spartan, Allego, Madeleine Charging, NewCo, Merger Sub or E8 Investor. In particular, the assertions embodied in representations and warranties by Spartan, Allego, Madeleine Charging, NewCo and Merger Sub contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Spartan, Allego, Madeleine Charging, NewCo and Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Spartan’s public disclosures.

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Amendment to Letter Agreement

In connection with the execution of the Business Combination Agreement, on July 28, 2021, Spartan, Spartan Acquisition Sponsor III LLC (“Sponsor”) and certain of Sponsor’s executive officers and directors (together with Sponsor, collectively, the “Insiders”) entered into an amendment (the “Letter Agreement Amendment”) to that certain Letter Agreement (the “Existing Letter Agreement”) dated as of February 8, 2021, by and among Spartan, Sponsor and the Insiders party thereto, pursuant to which each Insider has agreed, effective as of the Closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Existing Letter Agreement such that such Insider will agree not to Transfer (as defined in the Letter Agreement Amendment) any NewCo Ordinary Shares issued to such Insider in respect of any shares of Spartan Class A Common Stock that may be received by such Insider at the Closing upon conversion of the Spartan Founders Stock pursuant to the Business Combination Agreement until (i) six months after the Closing or (ii) earlier if (a) the last reported sale price of NewCo Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 120 days after the date upon which the Closing occurs (the “Closing Date”), (b) NewCo consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all NewCo’s stockholders having the right to exchange their shares of NewCo Ordinary Shares for cash, securities, or other property or (c) the board of directors of NewCo determines that the earlier termination of such restrictions is appropriate. Under the Letter Agreement Amendment, each Insider also agreed, effective as of the Closing and subject to certain exceptions, to modified transfer restrictions prohibiting the Transfer of any Assumed Warrants, and any NewCo Ordinary Shares underlying any Assumed Warrants, until 30 days after the Closing Date.

The foregoing description of the Letter Agreement Amendment is qualified in its entirety by reference to the full text of the Letter Agreement Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, NewCo, Sponsor, Madeleine Charging, E8 Investor and certain other holders of NewCo Ordinary Shares (collectively, the “Reg Rights Holders”) will enter into a Registration Rights Agreement attached as an exhibit to the Business Combination Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, NewCo will agree that, within fifteen (15) business days following the Closing, NewCo will file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders (the “Registerable Securities”). In certain circumstances, Reg Rights Holders that hold Registerable Securities having an aggregate value of at least $50 million can demand up to three (3) underwritten offerings. Each of the Reg Rights Holders will be entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Madeleine Charging. In addition, under certain circumstances, Madeleine Charging may demand up to three (3) underwritten offerings. Additionally, in connection with the Closing, Spartan, Sponsor and certain other security holders named therein will terminate that certain Registration Rights Agreement, dated February 8, 2021, by and among Spartan, Sponsor and such other security holders.

Furthermore, pursuant to the Registration Rights Agreement, each of Madeleine Charging and E8 Investor will agree to the following lock-up restrictions:

(i)

Madeleine Charging will agree, subject to certain exceptions or with the consent of the board of directors of NewCo, not to Transfer (as defined in the Registration Rights Agreement) securities received by it pursuant to the Business Combination Agreement until the date that is 180 days after the Closing or earlier if, subsequent to the Closing, (A) the last sale price of the NewCo Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 120 days after the Closing or (B) NewCo consummates a liquidation, merger, stock exchange or other similar transaction which results in all of NewCo’s stockholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property.

(ii)

E8 Investor will agree, subject to certain exceptions, not to Transfer (as defined in the Registration Rights Agreement) securities received by it in the E8 Part B Share Issuance until the date that is 18 months after the Closing or earlier if, subsequent to the Closing, NewCo consummates a liquidation, merger, stock exchange or other similar transaction which results in all of NewCo’s stockholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property.

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The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Founders Stock Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Sponsor, Jan C. Wilson and John M. Stice (collectively, the “Founders”) have entered into a Founders Stock Agreement with Spartan, pursuant to which, among other things, (i) in order to effect the conversion at Closing of the Founders’ shares of Spartan Founders Stock into shares of Spartan Class A Common Stock on a one-for-one basis in accordance with the Business Combination Agreement, each Founder has agreed to waive certain anti-dilution rights it may have with respect to its Spartan Founders Stock under the Spartan Charter, subject to and effectively immediately prior to the Closing, and (ii) each Founder has further agreed (a) to use its reasonable best efforts to consummate the Transactions (including by agreeing to vote all shares of Spartan Common Stock in favor of the Business Combination and to not redeem any shares of Spartan Common Stock) and (b) not to transfer any shares of Spartan Common Stock or Spartan Warrants until the earlier of the Closing and any termination of the Business Combination Agreement in accordance with its terms.

The foregoing description of the Founders Stock Agreement is qualified in its entirety by reference to the full text of the Founders Stock Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On July 28, 2021, Spartan and Allego issued a joint press release announcing the execution of the Business Combination Agreement and that investors may listen to a pre-recorded webcast regarding the proposed business combination on July 28, 2021, at 8:30 a.m. Eastern Time (the “Webcast”). A copy of the press release, which includes information regarding the Webcast, is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the script for the Webcast is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Transactions.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Spartan under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01.	Other Events.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on July 28, 2021, Spartan and NewCo entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase an aggregate of 15,000,000 NewCo Ordinary Shares (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $150,000,000, in a private placement (the “Private Placement”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Transactions. The purpose of the Private Placement is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, NewCo agreed that, within 30 calendar days after the Closing, NewCo will file with the SEC (at NewCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and NewCo will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared as soon as practicable after the filing thereof.

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The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, the form of which is filed as Exhibit 99.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Important Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Transactions, NewCo will file the Registration Statement with the SEC that will include a proxy statement of Spartan in connection with Spartan’s solicitation of proxies for the vote by its stockholders with respect to the transaction and other matters as described in the Registration Statement, as well as a prospectus relating to the registration of the securities to be issued by NewCo to Spartan’s stockholders in connection with the Transactions. Additionally, NewCo and Spartan will file other relevant materials with the SEC in connection with the Transactions. After the Registration Statement has been filed and declared effective by the SEC, a definitive proxy statement will be mailed to the stockholders of Spartan. SECURITY HOLDERS OF SPARTAN ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and Allego once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report Form 8-K.

Participants in the Solicitation

Spartan and its directors and officers may be deemed participants in the solicitation of proxies of Spartan’s shareholders in connection with the Transactions. Allego and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s final prospectus filed with the SEC on February 10, 2021 in connection with Spartan’s initial public offering and other relevant materials to be filed with the SEC in connection with the Transactions when they become available. Information concerning the interests of the participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this Current Report on Form 8-K, regarding Spartan’s proposed business combination with Allego, the ability to consummate the transaction, the benefits of the transaction, Spartan’s and Allego’s future financial performance following the transaction, as well as Spartan’s and Allego’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Form 8-K, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and Allego disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Current Report on Form 8-K. Spartan and Allego caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or Allego. In addition, Spartan cautions you that the forward-looking statements contained in this Current Report on Form 8-K are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the Transactions or give rise to the

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termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or Allego following announcement of the Transactions; (iii) the inability to complete the Transactions due to the failure to obtain approval of the shareholders of Spartan, or other conditions to Closing in the agreements related to the Transactions; (iv) the risk that the Transactions disrupt Spartan’s or Allego’s current plans and operations as a result of the announcement of the Transactions; (v) Allego’s ability to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition and the ability of Allego to grow and manage growth profitably following the Transactions; (vi) costs related to the Transactions; (vii) changes in applicable laws or regulations; (viii) risks relating to the uncertainty of the projected operating and financial information with respect to Allego; (ix) risks related to Allego’s business and the timing of expected business milestones or results; (x) Allego’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; (xi) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; (xii) risks related to Allego’s dependence on its intellectual property and the risk that Allego’s technology could have undetected defects or errors; (xiii) the effects of the COVID-19 pandemic on Allego’s business or future results; (xiv) the amount of redemption requests made by Spartan’s stockholders; (xv) the ability of Spartan or the combined company to issue equity or equity-linked securities in connection with the Transactions or in the future; (xvi) the occurrence of events that may give rise to a right of one or both of Spartan and Allego to terminate the definitive agreements related to the Transactions; and (xvii) the possibility that Allego may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this Current Report on Form 8-K, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. There may be additional risks that neither Spartan nor Allego presently know or that Spartan and Allego currently believe are immaterial that could cause actual results to differ from those contained in the forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its prospectus filed with the SEC on February 10, 2021 and its Current Reports on Form 8-K, as well as the Registration Statement and the proxy statement/prospectus. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of July 28, 2021, by and among Spartan, Allego, Madeleine Charging, NewCo, Merger Sub, and E8 Investor.

10.1	Letter Agreement Amendment.

10.2	Founders Stock Agreement.

99.1	Press Release, dated July 28, 2021.

99.2	Conference Call Script.

99.3	Investor Presentation.

99.4	Form of Subscription Agreement.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 28, 2021

SPARTAN ACQUISITION CORP. III

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

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Exhibit 2.1

Execution Version

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

by and among

SPARTAN ACQUISITION CORP. III,

ATHENA PUBCO B.V.,

ATHENA MERGER SUB, INC.,

MADELEINE CHARGING B.V.,

ALLEGO HOLDING B.V.

and

solely with respect to the sections specified herein,

E8 PARTENAIRES

Dated as of July 28, 2021

i

EXHIBIT A	Form of Registration Rights Agreement

EXHIBIT B	Form of Amended NewCo Articles of Association
EXHIBIT C	Form of Second Amended and Restated Certificate of Incorporation of Surviving Corporation
EXHIBIT D	Form of Amended and Restated Bylaws of Surviving Corporation
EXHIBIT E	Directors and Officers of NewCo and the Surviving Corporation

SCHEDULE A	Company Knowledge Parties
SCHEDULE B	Madeleine Knowledge Parties

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

This Business Combination Agreement and Plan of Reorganization, dated as of July 28, 2021 (this “Agreement”), is entered into by and among Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“NewCo”), Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”) and, solely for the purposes of Article II, Section 7.08, Section 7.13, Section 7.17, Article VIII and Article X, E8 Partenaires, a French societe par actions simplifee (“E8 Investor”). Spartan, NewCo, Merger Sub, Madeleine Charging, the Company and, solely with respect to the sections of this Agreement to which it is a party, E8 Investor, are collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, (a) NewCo is a wholly owned direct Subsidiary of Madeleine Charging and (b) Merger Sub is a wholly owned direct Subsidiary of NewCo;

WHEREAS, upon the terms and subject to the conditions of this Agreement, in the event that the holders of more than 15% of the outstanding shares of Spartan Class A Common Stock exercise Redemption Rights (as defined below) in respect of such shares (the “Part A Redemption Threshold”), the Company shall issue to E8 Investor a number of Company Common Shares (as defined below) (valued at $10.00 per Company Common Share) equal to 50% of the amounts payable as “Part A of the Fees” as set forth in Article 2 of the E8 Agreement (as defined below), on the terms and conditions set forth in the E8 Agreement and this Agreement (the “E8 Part A Share Issuance”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, immediately prior to the Closing (as defined below) the Company may issue to E8 Investor upon E8 Investor’s election (the “E8 Part B Election”), Company Common Shares such that, after giving effect to the issuance of such shares for nominal consideration and the consummation of the E8 Part A Share Issuance, if applicable, the Share Contribution, the Spartan Merger and the Private Placement (each as defined below), such shares would represent not more than 15% (the “E8 Part B Max”) of the then-outstanding NewCo Ordinary Shares (as defined below), on the terms and subject to the conditions set forth in the E8 Agreement and this Agreement (collectively, the “E8 Part B Share Issuance” and, together with the E8 Part A Share Issuance, the “E8 Share Issuance”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties will enter into a business combination transaction pursuant to which (a) Madeleine Charging and, in the event the E8 Part A Issuance or E8 Part B Election occurs, E8 Investor will contribute (the “Share Contribution”) to NewCo all of the issued and outstanding Company Common Shares in exchange for a number of NewCo Ordinary Shares equal to the Contribution Consideration (as defined below) and (b) immediately thereafter, Merger Sub will merge with and into Spartan (the “Spartan Merger”), with Spartan surviving the Spartan Merger as a wholly owned Subsidiary of NewCo and pursuant to which each Spartan Warrant and each share of Spartan Common Stock (each as defined below) shall be converted into the right to receive an Assumed Warrant (as defined below) and a NewCo Ordinary Share, respectively;

WHEREAS, the Parties intend that, for U.S. federal and applicable state income Tax purposes, (a) the Spartan Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), (b) the Spartan Merger and the Share Contribution, together with the Private Placement, qualify as a transaction described in Section 351 of the Code and (c) following the consummation of the Transactions (as defined below), NewCo be classified as a non-U.S. corporation (clauses (a), (b) and (c) collectively, the “Intended Tax Treatment”);

WHEREAS, the board of directors of Madeleine Charging (the “Madeleine Board”) has unanimously (a) determined that it is fair to and in the best interests of Madeleine Charging and its business enterprise, and declared it advisable, that Madeleine Charging enter into this Agreement and consummate the Transactions, and (b) adopted this Agreement and approved the execution, delivery and performance by Madeleine Charging of this Agreement and the Transactions;

WHEREAS, the board of directors of Spartan (the “Spartan Board”) has unanimously (a) determined that it is fair to and in the best interests of Spartan and its stockholders, and declared it advisable, that Spartan enter into this Agreement and consummate the Transactions, (b) adopted this Agreement and approved the execution, delivery and performance by Spartan of this Agreement and the Transactions, (c) resolved to recommend that the stockholders of Spartan approve and adopt this Agreement and the Transactions, and (d) directed that this Agreement and the Transactions be submitted to the stockholders of Spartan for approval and adoption at the Spartan Stockholders’ Meeting (as defined below);

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that it is fair to and in the best interests of Merger Sub and its sole stockholder, and declared it advisable, that Merger Sub enter into this Agreement and consummate the Transactions, (b) adopted this Agreement and approved the execution, delivery and performance by Merger Sub of this Agreement and the Transactions, (c) resolved to recommend the approval and adoption of this Agreement and the Spartan Merger by the sole stockholder of Merger Sub, and (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for approval and adoption;

WHEREAS, in connection with the Closing, NewCo and certain stockholders of the Company and Spartan shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit A;

WHEREAS, Spartan, its officers and directors, and Sponsor are parties to that certain Letter Agreement, dated February 8, 2021 (the “Letter Agreement”), providing that, among other things, such parties have agreed to vote their shares of Spartan Founders Stock in favor of this Agreement, the Spartan Merger, and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the parties to the Letter Agreement have entered into an amendment thereto, to be effective as of the Closing (the “Letter Agreement Amendment”), pursuant to which, among other things, Sponsor and each of the other holders of Spartan Founders Stock have agreed to modified lock-up restrictions prohibiting certain transfers of any NewCo Ordinary Shares issued pursuant this Agreement upon the conversion of any shares of Spartan Class A Common Stock received by such holder pursuant to Section 2.03(c)(iii) in exchange for shares of Spartan Founders Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement, Spartan, Sponsor and each of the other holders of Spartan Founders Stock have entered into a Founders Stock Agreement (the “Founders Stock Agreement”), pursuant to which, among other things, (a) in order to effect the conversion of such holders’ shares of Spartan Founders Stock into shares of Spartan Class A Common Stock on a one-for-one basis in accordance with this Agreement, each such holder agreed to waive certain anti-dilution rights it may have with respect to its Spartan Founders Stock under the Spartan Certificate of Incorporation, subject to and effectively immediately prior to the Closing, and (b) each such holder has further agreed (i) to use its reasonable best efforts to consummate the Transactions and (ii) not to transfer any shares of Spartan Common Stock or Spartan Warrants until the earlier of the Closing and any termination of this Agreement in accordance with its terms;

WHEREAS, NewCo, concurrently with the execution and delivery of this Agreement, is entering into subscription agreements (the “Subscription Agreements”) with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase NewCo Ordinary Shares at a purchase price of $10.00 per NewCo Ordinary Share in a private placement (the “Private Placement”) to be consummated concurrently with the consummation of the transactions contemplated hereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor and the Parties have entered into a letter agreement governing certain post-Closing matters.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01 Certain Definitions. For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the Registration Rights Agreement, the Letter Agreement Amendment, the Founders Stock Agreement, the Subscription Agreements, the Side Letter Agreement and all other agreements, certificates and instruments executed and delivered by Spartan, Merger Sub, NewCo, Madeleine Charging, E8 Investor or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“ANRP III” means Apollo Natural Resources Partners III, L.P., a Delaware limited partnership.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company or any Company Subsidiary from time to time.

“Acquisition Date” means May 31, 2018.

“Available Cash” means the aggregate amount of cash in the Trust Account, less any payments required to be made by Spartan in connection with the exercise of the Redemption Rights, plus all cash proceeds received from the Private Placement.

“Backlog Site” means each site for which the Company or any Company Subsidiary has a contractual right to install and operate Company EVSEs, but for which installation has not been completed or operation of such Company EVSE has not commenced as of the date of this Agreement.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, partners, or other persons and whether in electronic or any other form or medium), that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day, except a Saturday or Sunday, on which the principal offices of the SEC in Washington, D.C. are open to accept filings and banks are not required or authorized to close in Amsterdam, the Netherlands, or, in the case of determining a date when any payment is due, any day, except a Saturday or Sunday, on which banks are not required or authorized to close in New York, NY or Amsterdam, the Netherlands; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunication systems, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service”, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries as currently conducted.

“Civil Law Notary” means any of the civil law notaries (notarissen) working with NautaDutilh N.V., or any of their deputies (waarnemers).

“Closing Cash” means (i) the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities, checks, bank deposits and short term investments) of the Company and the Company Subsidiaries, minus (ii) all amounts in respect of any outstanding checks written by the Company or any Company Subsidiary, in each case, calculated in accordance with Section 2.03; provided that Closing Cash shall not include Excluded Cash. Any Closing Cash denominated in currencies other than United States dollars shall be valued in United States dollars utilizing the applicable mid-market exchange rates most recently published by the Wall Street Journal as of 11:59 p.m. New York time on the second Business Day prior to the Closing Date or another date reasonably agreed by the Company and Spartan to be the latest practicable day prior to Closing.

“Closing Debt” means the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, breakage costs and other related fees or liabilities payable on the Closing Date as a result of the prepayment thereof or the consummation of the transactions contemplated by this Agreement) arising under, any obligations of the Company or any Company Subsidiary consisting of (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money, or (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, calculated in accordance with Section 2.03. Notwithstanding the foregoing, “Closing Debt” shall not include any (w) obligations under operating leases or capitalized leases, (x) undrawn letters of credit, (y) obligations under any interest rate, currency or other hedging agreements (other than breakage costs payable upon termination thereof on the Closing Date) or (z) expenses incurred in connection with this Agreement and the Transactions, including the E8 Payment Amount. Any Closing Debt denominated in currencies other than United States dollars shall be valued in United States dollars utilizing the applicable mid-market exchange rates most recently published by the Wall Street Journal as of 11:59 p.m. New York time on the second Business Day prior to the Closing Date or another date reasonably agreed by the Company and Spartan to be the latest practicable day prior to Closing.

“Code” means the United States Internal Revenue Code of 1986.

“Company Common Shares” means the shares in the capital of the Company, with a nominal value of one euro (EUR 1.00) each.

“Company EVSE” means any and all EVSE owned by the Company or any Company Subsidiary as of the date of this Agreement.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a valid right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (ii) would prevent the consummation of the Spartan Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or Dutch GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate, or the economy as a whole; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, act of God or other force majeure events (including, each such case, any escalation or general worsening thereof); (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Spartan Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties in Section 4.05 and, to the extent related thereto, the condition in Section 8.02(a)); (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise expressly excluded from this definition of Company Material Adverse Effect); (h) any epidemic, pandemic or disease outbreak (including COVID-19) or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World

Health Organization providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, directive, pronouncement or guideline or interpretation thereof; or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which Spartan has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (a) through (d) and clause (h), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Parties” means Madeleine Charging, the Company, NewCo and Merger Sub, collectively.

“Company Subsidiary” means each Subsidiary of the Company.

“Company Valuation” means $2,467,500,000, plus (i) the aggregate amount of Closing Cash, minus (ii) the aggregate amount of Closing Debt, minus (iii) the E8 Payment Amount and minus (iv) without duplication of amounts included in clause (iii), any stamp, transfer, goods and services, VAT or similar Taxes imposed on or borne by NewCo, the Company, any Company Subsidiary or Spartan in respect of the issuance of the Contribution Consideration.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (i) the Company or the Company Subsidiaries that is not already generally available to the public, (ii) any Suppliers or customers of the Company or any Company Subsidiaries or (iii) Spartan or its Subsidiaries (as applicable), in each case, that is bound by any written confidentiality agreements.

“Contribution Consideration” means a number of NewCo Ordinary Shares equal to the quotient determined by dividing (i) the Company Valuation by (ii) $10.00.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, governmental order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Credit Agreement” means the Facility Agreement by and among Société Générale, the other financial institutions party thereto as lenders, the guarantors party thereto, the Company, Allego B.V. and Allego Innovations B.V. dated May 27, 2019, as amended.

“Data Security Breach” means any accidental, unauthorized or unlawful access, acquisition, exfiltration, manipulation, erasure, loss, use, or disclosure that compromises the confidentiality, integrity, availability or security of Personal Information, Business Data or the Business Systems, or that triggers any reporting requirement under any data breach notification Law or contractual provision applicable to the Company or a Company Subsidiary.

“Deferred IPO Fees” means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with Spartan’s initial public offering of Spartan Class A Common Stock that closed on February 11, 2021.

“Disabling Devices” means Software viruses, time bombs, logic bombs, Trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse.

“E8 Agreement” means the Special Fees Agreement by and between Madeleine Charging and E8 Investor dated as of December 16, 2020, as amended.

“E8 Payment Amount” means (i) all amounts payable in cash to E8 Investor in connection with the Transactions, including the amounts payable as “Part A of the Fees” as set forth in Article 2 of the E8 Agreement, which amounts shall be calculated in accordance with Section 1.01(a) of the Company Disclosure Schedule, plus (ii) any stamp, withholding, transfer, goods and services, VAT, or similar Taxes imposed on or borne by NewCo, the Company, any Company Subsidiary or Spartan in respect of cash, equity or other property received by E8 Investor or its affiliates in connection with the Transactions.

“E8 Part A Company Shares” means those Company Common Shares issued to E8 Investor in connection with the E8 Part A Share Issuance, on the terms and subject to the conditions set forth in the E8 Agreement and this Agreement.

“E8 Part B Company Shares” means those Company Common Shares issued to E8 Investor, in a number such that, after giving effect to the issuance of such shares for nominal consideration and the consummation of the E8 Part A Share Issuance, if applicable, the Share Contribution, the Spartan Merger and the Private Placement, such shares shall represent not more than the E8 Part B Max, on the terms and subject to the conditions set forth in the E8 Agreement and this Agreement.

“E8 Purchased Company Shares” means the E8 Part A Company Shares and E8 Part B Company Shares.

“Employee Benefit Plan” means any plan that is an “employee benefit plan” as defined in Section 3(3) of ERISA or remuneration plan (whether or not subject to ERISA), any bonus, stock option, stock purchase, restricted stock, other equity-based compensation arrangement, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, pension, retirement, supplemental retirement, profit sharing, savings, severance, redundancy, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements, whether written or unwritten, that is maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, director or consultant, or under which the Company or any Company Subsidiary has or could reasonably be expected to incur any liability (contingent or otherwise).

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (i) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“EVSE” means an electric vehicle charging station and all related electric vehicle supply equipment, hardware, infrastructure and accessories.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Excluded Cash” means the aggregate amount of cash and cash equivalents held or retained by the Company and the Company Subsidiaries for the benefit of any person other than the Company or any Company Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934.

“Hazardous Substance(s)” means (i) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, and (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, including as amended by the Health Information Technology for Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), and database rights, (v) Internet domain names and social media accounts, (vi) rights of publicity and all other intellectual property or proprietary rights of any kind or description, and (vii) all legal rights arising from items (i) through (vi), including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Irrevocable Voting POA and Prior Consent Agreement” means that certain Irrevocable Voting POA and Prior Consent Agreement, by and between the Company and E8 Investor, dated as of April 14, 2021.

“IRS” means the U.S. Internal Revenue Service.

“ITEPA” means the United Kingdom Income Tax (Earnings and Pensions) Act of 2003.

“knowledge” or “to the knowledge” of a person means (i) in the case of the Company, the actual knowledge of the persons listed on Schedule A after reasonable inquiry of the individuals with operational responsibility for the fact or matter in question, (ii) in the case of Spartan, the actual knowledge of Geoffrey Strong, James Crossen, Olivia Wassenaar, Joseph Romeo and Corinne Still after reasonable inquiry, and (iii) in the case of Madeleine Charging, the actual knowledge of the persons listed on Schedule B after reasonable inquiry.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling, requirement or mandatory collective bargaining agreement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing, for which the Company or any Company Subsidiary is required to make aggregate payments in excess of $200,000 annually.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“NewCo Ordinary Share” means the shares in the capital of NewCo, with a nominal value of twelve euro cents (EUR 0.12) each.

“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), or (ii) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation.

“Operational Site” means each site for which the Company or any Company Subsidiary has the contractual right to operate Company EVSEs for its own account, and for which operation of the Company EVSE installed thereon has commenced, in each case, as of the date of this Agreement.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith by appropriate proceedings and for which appropriate reserves have been made by the Company or applicable Company Subsidiary, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (v) non-exclusive licenses (or sublicenses) of Intellectual Property granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Unaudited Financial Statements, and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (i) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (ii) any other data which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier, (iii) any other similar information or data regulated by privacy or data security Laws and (iv) any information that is subject to PCI DSS.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information, including the following Laws (solely to the extent applicable to the Company or any Company Subsidiary): HIPAA, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act, state data security Laws, state data breach notification Laws, state consumer protection Laws, the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”) the EU GDPR as it forms part of the laws of the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (the “UK GDPR”), Directive 2002/58/EC on privacy and electronic communications, applicable Laws relating to the transfer of Personal Information, and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Redemption Rights” means the redemption rights provided for in Sections 9.2 and 9.7 of Article IX of the Spartan Certificate of Incorporation.

“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names.

“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.

“Sanctions” means those territorial, list based and sectoral Laws, regulations and embargoes administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“Side Letter Agreement” means the Side Letter Agreement by and among the Company, NewCo, Madeleine Charging, Spartan and Sponsor, dated as of the date hereof.

“Software” means all computer software (in any format, including object code, byte code or source code), and related documentation and materials.

“Spartan Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Spartan dated February 8, 2021.

“Spartan Class A Common Stock” means Spartan’s Class A Common Stock, par value $0.0001 per share.

“Spartan Common Stock” means Spartan Class A Common Stock and Spartan Founders Stock.

“Spartan Founders Stock” means Spartan’s Class B Common Stock, par value $0.0001 per share.

“Spartan Material Adverse Effect” means any Effect that, that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) is or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of Spartan or (ii) would prevent the consummation of the Spartan Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Spartan Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or U.S. GAAP; (b) events or conditions generally affecting the industries or geographic areas in which Spartan operates, or the economy as a whole; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, act of God or other force majeure events (including, in each such case, any escalation or general worsening thereof); (e) any actions taken or not taken by Spartan as required by this Agreement or any Ancillary Agreement; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Spartan Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to references to “Spartan Material Adverse Effect” in the representations and warranties in Section 5.05 and, to the extent related thereto, the condition in Section 8.03(a)); (g) any epidemic, pandemic or disease outbreak (including COVID-19) or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, directive, pronouncement or guideline or interpretation thereof; or (h) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (a) through (d) and clause (g), to the extent that Spartan is disproportionately affected thereby as compared with other participants in the industries in which the Spartan operates.

“Spartan Organizational Documents” means the Spartan Certificate of Incorporation, the bylaws of Spartan, and Trust Agreement of Spartan, in each case as amended, modified or supplemented from time to time.

“Spartan Units” means one share of Spartan Class A Common Stock and one-fourth of one Spartan Warrant.

“Spartan Warrant Agreement” means that certain warrant agreement dated February 8, 2021 by and between Spartan and Continental Stock Transfer & Trust Company.

“Spartan Warrants” means whole warrants to purchase shares of Spartan Class A Common Stock as contemplated under the Spartan Warrant Agreement, with each whole warrant exercisable for one share of Spartan Class A Common Stock at an exercise price of $11.50.

“Sponsor” means Spartan Acquisition Sponsor III LLC, a Delaware limited liability company and indirect Subsidiary of ANRP III.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Spartan or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or any Company Subsidiary.

“Tax” or “Taxes” means any and all taxes, duties, levies, assessments, fees or other charges imposed by any Taxing Authority, including income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, social security or other similar contributions, withholding, occupancy, license, severance, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Taxing Authority.

“Taxing Authority” means, with respect to any Tax, any Governmental Authority or other authority competent to impose such Tax or responsible for the administration and/or collection of such Tax or enforcement of any Law in relation to Tax.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“VAT” means (i) any Tax imposed in compliance with the Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112) and (ii) any other value-added Tax or Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in clause (i) above, or whether imposed by any other Taxing Authority.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to Spartan in connection with its due diligence investigation of the Company relating to the transactions contemplated hereby.

“Worker” means any individual engaged as a “worker” or equivalent status under applicable Law.

SECTION 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2020 Balance Sheet	§ 4.07(a)
ABP	§ 8.02(c)
Action	§ 4.09
Agreement	Preamble
Alternative Transaction	§ 7.04
Amended NewCo Articles of Association	§ 2.03(c)(v)
Antitrust Laws	§ 7.11(a)
Assumed Warrant	§ 3.01(a)(iv)
Blue Sky Laws	§ 4.05(b)

Defined Term	Location of Definition
Book-Entry Shares	§ 3.02(b)
Certificate of Merger	§ 2.03(a)
Certificates	§ 3.02(b)(i)
Claims	§ 6.03
Closing	§ 2.03(b)
Closing Date	§ 2.03(b)
Closing Statement	§ 2.04
Company	Preamble
Company Disclosure Schedule	Article IV
Company Permits	§ 4.06
Confidentiality Agreement	§ 7.04
Contracting Parties	§ 10.11
COVID-19 Relief	§ 4.25
D&O Insurance	§ 7.06(b)
Data Security Requirements	§ 4.13(i)
DGCL	§ 2.02
DTC	§ 3.01(b)
E8 Investor	Preamble
E8 Part A Share Issuance	Recitals
E8 Part B Election	Recitals
E8 Part B Max	Recitals
E8 Part B Share Issuance	Recitals
E8 Share Issuance	Recitals
Effective Time	§ 2.03(a)
Environmental Permits	§ 4.15
EU GDPR	§ 1.01
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 3.02(a)
Financial Statement Delivery Date	§ 9.01(b)
Founders Stock Agreement	Recitals
Governmental Authority	§ 4.05(b)
IFRS	§ 4.07(a)
Interim Financial Statements	§ 4.07
Intended Tax Treatment	Recitals
Lease	§ 4.12(g)
Lease Documents	§ 4.12(g)
Letter Agreement	Recitals
Letter Agreement Amendment	Recitals
Letter of Transmittal	§ 3.02(b)(i)
Madeleine Board	Recitals
Madeleine Charging	Preamble
Material Contracts	§ 4.16(a)
Maximum Annual Premium	§ 7.06(b)

Defined Term	Location of Definition
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	§ 4.03(c)
NewCo	Preamble
Nominal Company Share Purchase Price	§ 2.01(a)
Nonparty Affiliates	§ 10.11
Outside Date	§ 9.01(b)
Owned Real Property	§ 4.12(a)
Parties	Preamble
Part A Redemption Threshold	Recitals
Payoff Documents	§ 7.15
PCAOB Audited Financial Statements	§ 7.16
Per Share Merger Consideration	§ 3.01(a)(ii)
Plans	§ 4.10(a)
Private Placement	Recitals
Proxy Statement/Prospectus	§ 7.01(a)
Real Property	§ 4.12(a)
Redemption Shares	§ 3.01(b)
Registration Rights Agreement	Recitals
Registration Statement	§ 7.01(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.03(a)
Required Spartan Proposals	§ 7.01
SEC	§ 5.07(a)
Securities Act	§ 4.05(b)
Share Contribution	Recitals
Spartan	Preamble
Spartan Board	Recitals
Spartan Board Recommendation	§ 7.02(a)
Spartan Board Recommendation Change	§ 7.02(a)
Spartan Merger	Recitals
Spartan Preferred Stock	§ 5.03(a)
Spartan Proposals	§ 7.01(a)
Spartan SEC Reports	§ 5.07(a)
Spartan Stockholder Approval	§ 5.04
Spartan Stockholders’ Meeting	§ 7.01(a)
Subscription Agreements	Recitals
Surviving Corporation	§ 2.02
Surviving Corporation Stock	§ 3.01(a)(iii)
Terminating Company Breach	§ 9.01(e)
Terminating Spartan Breach	§ 9.01(g)
Trust Account	§ 5.12
Trust Agreement	§ 5.12
Trust Fund	§ 5.12
Trustee	§ 5.12
Unaudited Financial Statements	§ 4.07(a)

SECTION 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law and (x) the phrase “made available” when used in this Agreement with respect to the Company or any Company Subsidiary means the information or materials referred to have been posted to the Virtual Data Room in each case, on or prior to July 22, 2021.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under Dutch GAAP, except for accounting terms used herein and not expressly defined herein to the extent being used solely to refer to Spartan, which terms shall have the meanings given to them under U.S. GAAP.

ARTICLE II.

SHARE CONTRIBUTION AND MERGER

SECTION 2.01 The E8 Share Issuance; the Share Contribution.

(a) Upon the terms and subject to the conditions set forth in Article VIII, immediately prior to the Share Contribution contemplated by Section 2.01(b), to the extent the Part A Redemption Threshold is met or the E8 Part B Election is made, the E8 Share Issuance shall be consummated as follows: (i) Madeleine Charging shall pay to E8 Investor an amount in cash equal to the aggregate nominal value of, as applicable, the E8 Purchased Company Shares (the “Nominal Company Share Purchase Price”); (ii) E8 Investor shall pay to the Company the Nominal Company Share Purchase Price; and (iii) the Company shall issue to E8 Investor the E8 Purchased Company Shares.

(b) Upon the terms and subject to the conditions set forth in Article VIII, immediately following (x) the E8 Share Issuance (if necessary) and (y) immediately prior to the Effective Time (as defined below), (i) E8 Investor shall contribute to NewCo the E8 Purchased Company Shares and (ii) Madeleine Charging shall contribute to NewCo all of the issued and outstanding Company Common Shares other than the E8 Purchased Company Shares (or, in the event the Part A Redemption Threshold is not met and the E8 Part B Election is not made, all of the issued and outstanding Company Common Shares), in each case free and clear of all Liens and together with all rights attaching to them at the Closing (including the right to receive all distributions, returns of capital and dividends declared, paid or made in respect of such shares after the Closing), in exchange for the Contribution Consideration, which shall be issued to Madeleine Charging and E8 Investor in proportion to the relative number of issued and outstanding Company Common Shares contributed to NewCo by Madeleine Charging and E8 Investor, respectively, rounded to the nearest whole NewCo Ordinary Share.

SECTION 2.02 The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the Effective Time, Merger Sub shall be merged with and into Spartan. As a result of the Spartan Merger, the separate corporate existence of Merger Sub shall cease and Spartan shall continue as the surviving corporation of the Spartan Merger (the “Surviving Corporation”).

SECTION 2.03 Effective Time; Closing; Closing Order.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the Parties shall cause the Spartan Merger to be consummated by filing a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the Parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the Parties and specified in such Certificate of Merger) being the “Effective Time”).

(b) Immediately prior to such filing of a Certificate of Merger in accordance with Section 2.03(a), a closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

(c) At the Closing, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions set forth in this Agreement:

(i) the consummation of the E8 Share Issuance (if necessary);

(ii) the consummation of the Share Contribution by means of the execution of (A) one or two notarial deed(s) of transfer before the Civil Law Notary and (B) one or more deed(s) of issue;

(iii) each share of Spartan Founders Stock will convert into one share of Spartan Class A Common Stock, in accordance with the terms of the Spartan Organizational Documents;

(iv) the Certificate of Merger shall be filed and the Effective Time shall occur in accordance with Section 2.03(a);

(v) the notarial deed of conversion and amendment of articles of association of NewCo shall be executed before the Civil Law Notary, pursuant to which (A) NewCo shall be converted into a Dutch public limited liability company (naamloze vennootschap) and (B) the articles of association of NewCo shall be amended in the form of Exhibit B (the “Amended NewCo Articles of Association”);

(vi) certain investors shall subscribe for, and NewCo shall issue to such investors, the number of NewCo Ordinary Shares set forth in the Subscription Agreements against payment of the amounts set forth therein in the Private Placement; and

(vii) Spartan shall make or cause to be paid any payments required to be made by Spartan in connection with the exercise of the Redemption Rights.

SECTION 2.04 Determination of Company Valuation. No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Spartan a statement (the “Closing Statement”) setting forth the Closing Cash and Closing Debt as of the date of the Closing Statement, together with a calculation of (a) the E8 Payment Amount and (b) the Company Valuation based on all such amounts. The Closing Statement and the determinations and calculations set forth therein shall be prepared in accordance with this Agreement. Spartan shall be entitled to review and comment on the Closing Statement, and the Company shall provide, or cause to be provided to, Spartan and its Representatives access to information that any of them reasonably requests relating to the Closing Statement and the Company’s preparation of the foregoing. The Company shall consider in good faith any comments Spartan may provide in respect of the Closing Statement prior to the Closing Date and, based on the Company’s good faith assessment, deliver a revised Closing Statement to Spartan prior to the Closing Date reflecting any such changes that the Company determines in its sole discretion are warranted or appropriate. A revised Closing Statement delivered in accordance with the immediately preceding sentence (if any) shall be deemed to be the Closing Statement for all purposes hereof.

SECTION 2.05 Effect of the Spartan Merger. At the Effective Time, the effect of the Spartan Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Spartan and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Spartan and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.06 Organizational Documents. At the Effective Time, (i) the Spartan Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth on Exhibit C attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 7.07) and (ii) the bylaws of Spartan, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read as set forth on Exhibit D attached hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 7.07).

SECTION 2.07 Directors and Officers.

(a) The Parties will take all requisite actions such that the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation immediately after the Effective Time shall be the individuals set forth on Exhibit E hereto, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed.

(b) The Parties shall cause the board of directors of NewCo and the officers of NewCo as of immediately following the Effective Time to comprise the individuals set forth on Exhibit E, each to hold office in accordance with applicable Dutch law and the Amended NewCo Articles of Association and until their respective successors are appointed.

ARTICLE III.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 3.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Spartan Merger and without any action on the part of the holders of any of the following securities:

(i) all shares of Spartan Common Stock held in the treasury of Spartan shall be automatically canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(ii) each share of Spartan Common Stock issued and outstanding immediately prior to the Effective Time (other than Redemption Shares) shall be cancelled and converted into one validly issued, fully paid and non-assessable (meaning that the holders of the NewCo Ordinary Shares will not by reason of merely being such a holder, be subject to assessment or calls by NewCo or its creditors for further payment on such NewCo Ordinary Shares) NewCo Ordinary Share (the “Per Share Merger Consideration”), which NewCo Ordinary Shares will be issued at the expense of NewCo’s freely distributable reserves;

(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Stock”);

(iv) NewCo shall assume the Spartan Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of this Section 3.01(a)(iv), and each Spartan Warrant then outstanding and unexercised shall automatically without any action on the part of its holder, be converted into a warrant to acquire one NewCo Ordinary Share (each resulting warrant, an “Assumed Warrant”). Each Assumed Warrant shall be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Spartan Warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (A) each Assumed Warrant shall be exercisable solely for NewCo Ordinary Shares; (B) the number of NewCo Ordinary Shares subject to each Assumed Warrant shall be equal to the number of shares of Spartan Common Stock subject to the applicable Spartan Warrant; and (C) the per share exercise price for the NewCo Ordinary Shares issuable upon exercise of such Assumed Warrant shall be equal to the per share exercise price for the shares of Spartan Common Stock subject to the applicable Spartan Warrant, as in effect immediately prior to the Effective Time. NewCo shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation, for so long as any of the Assumed Warrants remain outstanding, a sufficient number of NewCo Ordinary Shares for delivery upon the exercise of such Assumed Warrants.

(b) Each share of Spartan Class A Common Stock issued and outstanding immediately prior to the Effective Time with respect to which a Spartan stockholder has validly exercised its Redemption Rights (collectively, the “Redemption Shares”), shall not be converted into and become a share of Surviving Corporation Stock, shall not entitle the holder thereof to receive the Per Share Merger Consideration and shall at the Effective Time be converted into the right to receive from the Surviving Corporation, in cash, an amount per share calculated in accordance with such stockholder’s Redemption Rights. As promptly as practicable after the Effective Time, the Surviving Corporation shall cause such cash payments to be made in respect of each such Redemption Share. As of the Effective Time, all such Redemption Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Redemption Share (or related certificate or book-entry share) shall cease to have any rights with respect thereto, except the right to receive the cash payments from Spartan referred to in the immediately preceding sentence.

SECTION 3.02 Exchange of Certificates.

(a) Prior to the Effective Time, NewCo shall designate a bank or trust company selected by NewCo and reasonably satisfactory to Spartan (which approval shall not be unreasonably withheld, delayed or conditioned) (the “Exchange Agent”) for the purpose of issuing NewCo Ordinary Shares and shall enter into an agreement acceptable to Spartan (which acceptance shall not be unreasonably withheld, delayed or conditioned) with the Exchange Agent relating to the services to be performed by the Exchange Agent. NewCo shall issue and deliver to the Exchange Agent, solely for the account and benefit of the former holders of Spartan Common Stock, a number of validly issued, fully paid and non-assessable (meaning that the holders of the NewCo Ordinary Shares will not by reason of merely being such a holder, be subject to assessment or calls by NewCo or its creditors for further payment on such NewCo Ordinary Shares) NewCo Ordinary Shares equal to the number of Spartan Common Stock (such NewCo Ordinary Shares, the “Exchange Fund”). NewCo shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund as promptly as practicable in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) As promptly as practicable after the Effective Time, NewCo shall cause the Exchange Agent to mail to each holder of Spartan Common Stock evidenced by certificates (the “Certificates”) or represented by book-entry (the “Book-Entry Shares”) and not held by the Depository Trust Company (“DTC”) a letter of transmittal, which shall be in a form reasonably acceptable to Spartan (the “Letter of Transmittal”) and shall specify (A) to the extent applicable, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, pursuant to the Letter of Transmittal. Within two (2) Business Days (but, for the avoidance of doubt, in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates or Book-Entry Shares held by such holder for cancellation, if applicable, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares, as applicable, shall be entitled to receive in exchange therefore, and Spartan shall cause the Exchange Agent to deliver, the applicable Per Share Merger Consideration, and the Certificate and Book-Entry Shares so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate and each Book-Entry Share shall be deemed at all times after the Effective Time and the exchange in accordance with Section 3.02(a) to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01. To the extent requested by Spartan, NewCo shall use reasonable best efforts to cooperate with Spartan to provide holders of Book-Entry Shares the opportunity to complete and return any Letter of Transmittal and such other documents as may be required by this paragraph prior to the Closing, in order to facilitate prompt delivery of the applicable Per Share Merger Consideration to the holders thereof following the Effective Time.

(ii) With respect to Book-Entry Shares held through the DTC, NewCo and Spartan shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the applicable Per Share Merger Consideration.

(c) Distributions with Respect to Unexchanged NewCo Ordinary Shares. All NewCo Ordinary Shares to be issued as Per Share Merger Consideration shall be deemed issued and outstanding as of the Effective Time; provided that no dividends or other distributions declared or made after the Effective Time with respect to NewCo Ordinary Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the NewCo Ordinary Shares to be issued in exchange therefor until the holder of such Certificate surrenders such Certificate or Book-Entry Share in accordance with Section 3.02(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or Book-Entry Share, the holder of the Certificate or Book-Entry Share representing a NewCo Ordinary Share issued in exchange therefore will be paid, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such NewCo Ordinary Share, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such NewCo Ordinary Share.

(d) No Further Rights in Spartan Common Stock. The Per Share Merger Consideration payable upon conversion and exchange of the Spartan Common Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Spartan Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of Spartan Common Stock for one (1) year after the Effective Time shall be delivered to NewCo, upon demand, and any former holders of Spartan Common Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to NewCo for the Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by any person as of a date which is immediately prior to such time as such NewCo Ordinary Shares or amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of NewCo free and clear of any claims or interest of any person previously entitled thereto.

(f) No Liability. None of the Exchange Agent, Merger Sub, NewCo or the Surviving Corporation shall be liable to any person for any NewCo Ordinary Shares (or dividends or distributions with respect thereto) or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Spartan, NewCo, the Company, the Surviving Corporation, Merger Sub, and the Exchange Agent shall be entitled to deduct and withhold from the consideration (including shares, warrants, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code, applicable Dutch Law, or other provision of U.S. state, local or non-U.S. Tax Law; provided that, except with respect to withholding or deducting on any amounts treated as compensation for services, if the applicable withholding agent determines that any payment, issuance or transfer to Madeleine Charging, E8 Investor or any owners of Spartan hereunder is subject to deduction and/or withholding, then such withholding agent shall (i) use reasonable best efforts to provide notice to the applicable recipient as soon as reasonably practicable after such determination and (ii) reasonably cooperate with the applicable recipient to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the person in respect of which such deduction and withholding was made. To the extent any Party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable pursuant to this Agreement, such Party shall notify the other Parties as soon as reasonably practicable, and the Parties shall reasonably cooperate to obtain any certificates or other documentation required in respect of such withholding obligation.

SECTION 3.03 Spartan Stock Transfer Books. At the Effective Time, the stock transfer books of Spartan shall be closed and there shall be no further registration of transfers of Spartan Common Stock thereafter on the records of Spartan.

SECTION 3.04 No Appraisal and Dissenters’ Rights(a) . No dissenters’ or appraisal rights shall be available with respect to the Spartan Merger

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except as set forth in the Company’s disclosure schedule delivered by the Company Parties in connection with this Agreement (the “Company Disclosure Schedule”) (provided that any matter required to be disclosed shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Schedule to the extent in existence on the date of this Agreement, (unless such disclosure has sufficient detail on its face that it is reasonably apparent that it relates to another section of this Article IV) or by cross-reference to another section of the Company Disclosure Schedule), the Company Parties hereby jointly and severally represent and warrant to Spartan as follows:

SECTION 4.01 Organization and Qualification; Subsidiaries.

(a) Each Company Party and each Company Subsidiary, is a corporation or other organization duly organized, validly existing and in good standing (to the extent the jurisdiction of its incorporation or organization recognizes such concept) under the laws of the jurisdiction of its incorporation or organization as set forth on Section 4.01(a) of the Company Disclosure Schedule and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Party and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date of this Agreement, a true and complete list of each Company Subsidiary, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. The Company does not directly or indirectly own, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

SECTION 4.02 Certain Organizational Documents. The Company has, prior to the date of this Agreement, made available to Spartan a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents (such as articles of association), each as amended to date, of each Company Party and each Company Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. No Company Party nor any Company Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

SECTION 4.03 Capitalization.

(a) As of the date hereof, one-hundred (100) Company Common Shares are issued and outstanding. All outstanding Company Common Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held (i) as of the date of this Agreement, by Madeleine Charging, (ii) as of immediately following the E8 Share Issuance, by Madeleine Charging and E8 Investor and (iii) as of immediately following the Share Contribution and immediately prior to the Spartan Merger, by NewCo, in each case, free and clear of all Liens.

(b) As of the date hereof, one (1) NewCo Ordinary Share is issued and outstanding. Such outstanding NewCo Ordinary Share has been duly authorized, validly issued, fully paid and is non-assessable (meaning that the holder of the NewCo Ordinary Share will not by reason of merely being such a holder, be subject to assessment or calls by NewCo or its creditors for further payment on such NewCo Ordinary Share) and is not subject to preemptive rights, and is held by Madeleine Charging free and clear of all Liens.

(c) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of one-hundred (100) shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, one-hundred (100) shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by NewCo free and clear of all Liens.

(d) There are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company, NewCo, Merger Sub or any Company Subsidiary or obligating the Company, NewCo, Merger Sub or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company, NewCo, Merger Sub or any Company Subsidiary. None of the Company, NewCo, Merger Sub or any Company Subsidiary is a party to, or otherwise bound by, and none of the Company, NewCo, Merger Sub or any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company, NewCo, Merger Sub or any Company Subsidiary. Except as set forth in the Irrevocable Voting POA and Prior Consent Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company, NewCo, Merger Sub or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Common Shares or any other equity interests or other securities of the Company, NewCo, Merger Sub or any Company Subsidiary to which the Company, NewCo, Merger Sub or any Company Subsidiary is not a party, with respect to the voting or transfer of the Company Common Shares or any of the equity interests or other securities of the Company, NewCo, Merger Sub or any Company Subsidiary. None of the Company, NewCo, Merger Sub or any Company Subsidiary directly or indirectly own, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other person.

(e) There are no outstanding contractual obligations of the Company, NewCo, Merger Sub or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of NewCo, Merger Sub or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(f) All outstanding Company Common Shares and shares of capital stock in NewCo, Merger Sub and each Company Subsidiary have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable laws and (ii) all preemptive rights and other requirements set forth in applicable contracts to which the Company, NewCo, Merger Sub or any Company Subsidiary or any affiliate of the Company is a party and the organizational documents of the Company, NewCo, Merger Sub and the Company Subsidiaries, as applicable.

SECTION 4.04 Authority Relative to this Agreement.

(a) Each Company Party has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each Company Party and the consummation by each Company Party of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of any of the Company Parties are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by each Company Party and, assuming the due authorization, execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of each Company Party, enforceable against such Company Party in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). No federal, state or local takeover statute is applicable to the Share Contribution.

(b) The NewCo Ordinary Shares constituting the Per Share Merger Consideration and the Contribution Consideration being delivered by NewCo hereunder shall be duly and validly issued, fully paid and non-assessable, (meaning that the holders of the NewCo Ordinary Shares will not by reason of merely being such a holder, be subject to assessment or calls by NewCo or its creditors for further payment on such NewCo Ordinary Shares), and each such share or other security shall be issued free and clear of preemptive rights and all Liens. The Per Share Merger Consideration and the Contribution Consideration will be issued in compliance with all applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

SECTION 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each Company Party does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of any Company Party or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to any Company Party or any Company Subsidiary or by which any property or asset of any Company Party or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of notice, consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by each Company Party does not, and the performance of this Agreement by any Company Party will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county or local or non-United States government, governmental, regulatory, local or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, and filing and recordation of appropriate merger documents as required by the DGCL and filing and recordation of appropriate share transfer documentation before a Civil Law Notary, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.06 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.07 Financial Statements.

(a) The Company has made available to Spartan true and complete copies of (i) the unaudited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2019 and December 31, 2020 (the balance sheet as of December 31, 2020, the “2020 Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the years then ended (collectively, the “Unaudited Financial Statements”), which Unaudited Financial Statements are attached as Section 4.07(a) of the Company Disclosure Schedule. Each of the Unaudited Financial Statements

(including the notes thereto) (i) was prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) Attached as Section 4.07(b) of the Company Disclosure Schedules are true and complete copies of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of March 31, 2021 and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the quarterly period then ended (collectively, the “Interim Financial Statements”). The Interim Financial Statements were prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments, which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole.

(c) Except as and to the extent set forth on the 2020 Balance Sheet, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with Dutch GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the date of such 2020 Balance Sheet; (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party; or (iii) such other liabilities and obligations which are not, individually or in the aggregate, expected to result in a Company Material Adverse Effect.

(d) Since the Acquisition Date, (i) neither the Company nor any Company Subsidiary, nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant, or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the board of directors of the Company or any committee thereof.

(e) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the

knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

SECTION 4.08 Absence of Certain Changes or Events. Since December 31, 2020, and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to COVID-19 Measures, (b) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including material Company-Owned IP) other than non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business, (c) there has not been a Company Material Adverse Effect, and (d) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01(b)(iv), Section 6.01(b)(v), Section 6.01(b)(vii), Section 6.01(b)(xv) and, only with respect to the covenants in each of the foregoing subsections of Section 6.01(b), Section 6.01(b)(xvii).

SECTION 4.09 Absence of Litigation. As of the date of this Agreement, there is no material litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, except for any Action that, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date listed therein, all employment and consulting contracts or agreements to which the Company or any Company Subsidiary is a party or bound, with respect to which the Company or any Company Subsidiary has any obligation (other than (i) the Company or any Company Subsidiary’s standard form of at-will offer letter, which form(s) of offer letter has or have been made available to Spartan in the Virtual Data Room, and permit(s) termination of employment: (x) by the Company or a Company Subsidiary with no more than one (1) day’s advance notice, and (y) without severance or other payment or penalty obligations of the Company or any Company Subsidiary, or (ii) customary employee or officer (or similar) indemnification obligations under employment and consulting agreements that have terminated and as to which no indemnity claim is presently outstanding or unpaid). Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director and/or consultant, or under which the Company or any Company Subsidiary has or could reasonably be expected to incur any liability (contingent or otherwise) (collectively, the “Plans”).

(b) With respect to each material Plan, the Company has made available to Spartan in the Virtual Data Room, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, and (iii) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. Neither the Company nor any Company Subsidiary has any express commitment to materially modify or terminate any Plan, other than with respect to a modification or termination required by the terms of the Plan or other applicable Law.

(c) None of the Plans are or were subject to ERISA or the Code and no Plan participant or beneficiary is subject to taxation under the Code.

(d) Neither the Company nor any Company Subsidiary is nor will be obligated, whether under any Plan or otherwise, to pay material separation, severance, redundancy, termination or similar benefits to any person directly as a result of any Transaction contemplated by this Agreement, nor will any such Transaction accelerate the time of payment, vesting or funding, or increase the amount, of any benefit or other compensation due to any individual.

(e) None of the Plans provides, nor does the Company nor any Company Subsidiary have or reasonably expect to have any obligation to provide, retiree medical to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary after termination of employment or service except as may be required under applicable Law.

(f) Each Plan is and has been since the Acquisition Date, in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws. The Company has performed, in all material respects, all obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not result in material liability to the Company and the Company Subsidiaries, taken as a whole.

(h) All Plans (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) As of the date hereof, the Company and each applicable Company Subsidiary has complied with and is in compliance with its automatic enrolment obligations as required by the Pensions Act 2008 and associated legislation and all other laws relating to retirement, death, sickness, disability or like benefits, to the extent applicable to the Company or Company Subsidiary.

(j) No restricted securities in relation to the Company or any Company Subsidiary have been acquired by (or by any affiliate of) any of the Company’s or any Company Subsidiary’s current, prospective or former employees, directors or officers resident in the United Kingdom for Tax purposes without a valid joint election under Section 431(1) of ITEPA having been signed by the current, prospective or former employee, director or officer and its employer in respect thereof within 14 days of such acquisition. Undefined terms in this Section 4.10(j) have the meaning set forth in Part 7 of ITEPA.

SECTION 4.11 Labor and Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth all collective bargaining agreements, collective agreements, and any other contract or agreement with a labor union, works council, trade union, or similar representative of employees to which the Company or any Company Subsidiary is bound. There are no, and since the Acquisition Date there have not been any, strikes, lockouts or work stoppages existing or, to the Company’s knowledge, threatened, with respect to any employees of the Company or any Company Subsidiaries or any other individuals who have provided services with respect to the Company or any Company Subsidiaries. Since the Acquisition Date there have been no union or works council certification or representation petitions or demands with respect to the Company or any Company Subsidiaries or any of their employees and, to the Company’s knowledge, no union or works council organizing campaign or similar effort is pending or threatened with respect to the Company, any Company Subsidiaries, or any of their employees.

(b) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former employees, Workers, or independent contractors.

(c) The Company and the Company Subsidiaries are and have been since the Acquisition Date in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws regarding employment practices, employment discrimination, terms and conditions of employment, employment terminations, redundancies, mass layoffs and plant closings, information and consultation, collective bargaining, immigration, meal and rest breaks, pay equity, workers’ compensation, vacation and other paid time off, family and medical leave and all other employee leave, recordkeeping, classification of employees,

Workers, and independent contractors, engagement of agency, part-time and fixed-term workers, wages and hours, pay checks and pay stubs, employee seating, anti-harassment and anti-retaliation (including all such Laws relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements. Neither the Company nor any Company Subsidiary is liable for any arrears of wages, penalties or other sums for failure to comply with any of the foregoing except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material liability to the Company and the Company Subsidiaries, taken as a whole.

SECTION 4.12 Real Property; Title to Assets.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of all material real property owned by the Company (the “Owned Real Property” and together with the Leased Real Property, Operational Sites and Backlog Sites, the “Real Property”). (i) The Company has good and marketable title to the Owned Real Property, free and clear of all Liens except for Permitted Liens, (ii) no Owned Real Property is subject to any outstanding options or rights of first refusal to purchase any Owned Real Property, or any portion of any Owned Real Property or interest therein, (iii) no Owned Real Property is subject to any lease, sublease, concession, license, occupancy agreement, outstanding option or right of first refusal to lease, or other contracts or arrangement granting to any person other than the Company the right to occupy any Owned Real Property, or any portion of any Owned Real Property, and (iv) there are no persons other than the Company in possession thereof.

(b) The Company is not in breach or default of any restrictive covenant affecting the Real Property, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default under any such restrictive covenant, in each case except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) To the Company’s knowledge, there are no pending or threatened condemnation, expropriation or eminent domain proceedings with respect to any Real Property.

(d) No damage or destruction has occurred with respect to any of the Real Property that would have a Company Material Adverse Effect, whether or not covered by an enforceable insurance policy.

(e) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the use by the Company of the land, buildings, structures and improvements on the Real Property are in conformity with all applicable Laws, including all applicable zoning Laws, and with all registered deeds, restrictions of record or other agreements of record affecting such Real Property, (ii) there exists no conflict or dispute with any Governmental Authority, regulatory authority or other person relating to any Real Property or the activities thereon or the occupancy or use thereof of which the Company has received written notice, and (iii) all requisite certificates of occupancy and other permits or approvals required with respect to the land, buildings, structures and improvements on any of the Owned Real Property and the occupancy and use thereof have been obtained and are currently in effect.

(f) There are currently in effect such insurance policies for the Owned Real Property as are customarily maintained with respect to similar properties utilized for comparable purposes.

(g) Section 4.12(g) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Spartan, and (i) to the knowledge of the Company, there are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy any Real Property, and (ii) all such Leases are, with respect to the Company or a Company Subsidiary, as the case may be, in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not have a Company Material Adverse Effect.

(h) Other than due to COVID-19 Measures, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not have a Company Material Adverse Effect. To the Company’s knowledge, there are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not reasonably be expected to have a Company Material Adverse Effect.

(i) Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not have a Company Material Adverse Effect.

(j) Section 4.12(j) of the Company Disclosure Schedule lists, as of the date listed therein, on a country-by-country basis, the street address of each Operational Site. With respect to at least 70% of the Operational Sites and Backlog Sites, the Company or a Company Subsidiary is party to a land rights agreement, Lease, memorandum of understanding or similar agreement that contractually secures land use rights for the purpose of constructing and operating a Company ESVE for not less than 10 years.

SECTION 4.13 Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement, of all of the following that are owned or purported to be owned or held by the Company and/or the Company Subsidiaries: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar) and (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person (other than (w) unmodified, commercially available, “off-the-shelf” Software with a replacement cost and aggregate annual license and maintenance fees of less than $250,000, (x) commercially available service agreements to Business Systems that have an individual service or subscription fee of less than $250,000 per annum, (y) non-exclusive licenses granted to the Company by customers to the customer’s Intellectual Property for the sole purpose of providing the Products to the customer and (z) firmware, feedback and similar licenses that are ancillary to the applicable transaction and not material to the business of the Company and the Company Subsidiaries). The Company IP constitutes all material Intellectual Property rights used in, or necessary for, the operation of the business of the Company and the Company Subsidiaries and is sufficient for the conduct of such business as currently conducted as of the date hereof.

(b) The Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written contract or license, all Company-Licensed IP. All Registered Intellectual Property (other than applications therefor) constituting Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. To the Company’s knowledge, no loss or expiration of any Registered Intellectual Property constituting Company-Owned IP is threatened in writing or pending except such Registered Intellectual Property which is scheduled to expire at the end of its full term.

(c) The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain and protect the secrecy, confidentiality and value of its trade secrets and other material Confidential Information. To the Company’s knowledge, neither the Company nor any Company Subsidiaries has disclosed trade secrets or other Confidential Information, that is material and relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries as currently conducted, to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality of and protect such Confidential Information.

(d) (i) Since the Acquisition Date, there have been no claims filed and served or threatened in writing, against the Company or any Company Subsidiary, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP, or (B) alleging any infringement or misappropriation of, or other violation by the Company or any Company Subsidiary of, any Intellectual Property rights of other persons (including any unsolicited demands or offers to license any Intellectual Property rights from any other person); (ii) to the Company’s knowledge the operation of the business of the Company and the Company Subsidiaries (including the Products) has not, since the Acquisition Date, and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons; (iii) to the Company’s knowledge, no other person has, since the Acquisition Date, infringed, misappropriated or violated any of the Company-Owned IP; and (iv) neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.

(e) All persons who have contributed, developed or conceived any material Company-Owned IP have executed written agreements with the Company or one of the Company Subsidiaries, substantially in the form made available to Merger Sub or Spartan in the Virtual Data Room, and pursuant to which such persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration, in each case, to the extent such ownership does not automatically vest in the Company or one of the Company Subsidiaries by operation of Law without a written agreement.

(f) The Company and Company Subsidiaries do not use any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any other person any rights to or immunities under any of the material Company-Owned IP, or (ii) under any Reciprocal License, except, in each case, as would not reasonably be expected to have a material effect on the Company’s and the Company Subsidiaries’ business, taken as a whole.

(g) To the Company’s knowledge, there are no defects, that are current, unresolved and material, in any of the Products currently offered by the Company which are not of the type that are capable of being remediated in the ordinary course of business, other than those that have not directly caused, and would not reasonably be expected to directly cause, a Company Material Adverse Effect.

(h) The Company and the Company Subsidiaries maintain and since the Acquisition Date have maintained, commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities. To the Company’s knowledge since the Acquisition Date, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects. To the Company’s knowledge, the Company and/or the Company Subsidiaries have purchased a sufficient number of licenses for the operation of their Business Systems as currently conducted.

(i) The Company and each of the Company Subsidiaries currently comply and, since the Acquisition Date, have complied in all material respects with (i) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) any applicable privacy or other policies of the Company and/or the Company Subsidiary, respectively, concerning the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or other Business Data, including any privacy policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, (iii) industry standards to which the Company or any Company Subsidiary is bound or purports to adhere, (iv) PCI DSS and (v) all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy and/or data security (collectively, the “Data Security Requirements”). The Company and the Company Subsidiaries have each implemented reasonable data security safeguards designed to protect the security, confidentiality, integrity and availability of the Business Systems and any Business Data, including where applicable, implementing industry standard procedures designed to prevent unauthorized access and the introduction of Disabling Devices, and the taking and storing on-site and off-site of back-up copies of critical data. The Company’s and the Company Subsidiaries’ employees receive reasonable training on privacy and information security issues. There is no Disabling Device in any of the Business Systems or Product components. Since the Acquisition Date, neither the Company nor any of the Company Subsidiaries has (x) experienced any material Data Security Breaches; or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any other person, or received any written claims or complaints regarding the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information, or the violation of any applicable Data Security Requirements, and, to the Company’s knowledge, there is no reasonable basis for the same.

(j) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, where the Company and/or any Company Subsidiary uses a data processor to process Personal Information, there is in existence, to the extent required under applicable Privacy/Data Security Laws, a written and valid contract between the Company and/or the relevant Company Subsidiary and each such data processor that complies in all material respects with applicable Privacy/Data Security Laws. To the Company’s knowledge, since the Acquisition Date, such data processors have not breached, in any material respect, any such contracts pertaining to Personal Information processed by such persons on behalf of the Company and/or any of the Company Subsidiaries.

(k) The Company and/or one of the Company Subsidiaries (i) owns or possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws, or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of the Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date.

(l) All past and current employees, Workers and independent contractors of the Company and the Company Subsidiaries are under written obligation to the Company and the Company Subsidiaries to maintain in confidence all Confidential Information acquired or contributed by them in the course of their employment or engagement.

(m) Neither the Company nor any Company Subsidiary is a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that requires or obligates the Company or any Company Subsidiary to generally grant or offer to third parties any license or right to any Company-Owned IP on reasonable and non-discriminatory or similar terms.

SECTION 4.14 Taxes.

(a) All material Tax Returns of the Company and each of the Company Subsidiaries have been duly and timely filed (taking into account any extension of time to file), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes owed by the Company and each of the Company Subsidiaries, or for which the Company and the Company Subsidiaries may be liable, have been timely paid in full to the appropriate Taxing Authority, other than Taxes which are not yet due and payable and which have been adequately accrued and reserved in accordance with IFRS as of the date of this Agreement. The Company and the Company Subsidiaries have withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other third party. Neither the Company nor any Company Subsidiary has taken advantage of any change in Law in connection with COVID-19 that has the result of temporarily reducing (or temporarily delaying the due date of) any material payment obligation of the Company or any Company Subsidiary to any Taxing Authority.

(b) Other than as a beneficiary thereto, neither the Company nor any Company Subsidiary is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement or similar contract or arrangement (other than any such agreement entered into in the ordinary course of business and not primarily relating to Taxes).

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing; (ii) settlement or other agreement with any Taxing Authority made prior to the Closing; (iii) disposition made or payment received prior to the Closing; or (iv) transaction occurring prior to the Closing between or among members of any affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes of which the Company or any Company Subsidiary is or was a member.

(d) Neither the Company nor any Company Subsidiary has been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes (other than (x) a group of which the only members have been the Company and/or any current Company Subsidiary, or (y) a Dutch fiscal unity, the only members of which have been the Company, any current Company Subsidiary, Madeleine Charging and Opera Charging B.V.).

Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than the Company or any Company Subsidiary) as a result of being a member of a consolidated group, fiscal unity or unified group, as a transferee or successor, by contract or otherwise, in each case (other than any such agreement entered into in the ordinary course of business and not primarily relating to Taxes).

(e) The Company has made available to Spartan true, correct and complete copies of all transfer pricing documentation prepared by or with respect to the Company and any Company Subsidiary during the past three years.

(f) Neither the Company nor any Company Subsidiary is a party to any material ruling or similar agreement or arrangement with a Taxing Authority, and neither the Company nor any Company Subsidiary has any request for a material ruling in respect of Taxes pending between it and any Taxing Authority.

(g) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any analogous or similar provision of U.S. state or local or non-U.S. Law.

(h) No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been announced or threatened in writing with respect to the Company or any Company Subsidiary. There is no outstanding claim, assessment or deficiency against the Company or any of the Company Subsidiaries for any material Taxes, and no such claim, assessment or deficiency has been asserted in writing or, to the knowledge of the Company, threatened by any Taxing Authority.

(i) Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to the assessment or collection of any Tax, other than in the ordinary course of business or for automatic extensions of time to file income Tax Returns.

(j) There are no Liens or encumbrances for material amounts of Taxes upon any of the assets of the Company or any Company Subsidiary except for Permitted Liens.

(k) Neither the Company nor any Company Subsidiary has received written notice of any claim from a Taxing Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns stating that such person is or may be subject to Tax in such jurisdiction.

(l) To the knowledge of the Company, neither the Company nor any Company Subsidiary is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, other place of business or similar presence in that country.

(m) NewCo is, and has been since its inception, properly classified as a corporation for U.S. federal income tax purposes. The U.S. federal income tax classification of the Company and each Company Subsidiary is set forth on Section 4.14(m) of the Company Disclosure Schedule.

(n) Any document subject to stamp duty that may be necessary or desirable in proving the title of the Company or any Company Subsidiary to any asset has been duly stamped, and no such documents that are outside the United Kingdom would attract United Kingdom stamp duty if they were brought into the United Kingdom.

(o) The Company and the Company Subsidiaries have complied in all material respects with the requirements of all Laws in respect of VAT and have been registered for purposes of VAT at all times they were required to be so registered.

(p) None of the Company Parties has taken any action that could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

SECTION 4.15 Environmental Matters. (a) Neither the Company nor any of the Company Subsidiaries has violated since the Acquisition Date, nor is it in violation of, applicable Environmental Law; (b) none of the properties currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws; (c) to the Company’s knowledge, none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances, including at any waste disposal facility; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”); (e) each of the Company and each Company Subsidiary, and their Products, are and since the Acquisition Date have been in compliance with Environmental Laws and Environmental Permits; and (f) neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action alleging any violation of, or liability under, Environmental Laws, in each of the foregoing clauses (a)-(f), except in each case as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided all environmental site assessments, reports, studies or other evaluations in its possession or reasonable control relating to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.

SECTION 4.16 Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company or any Company Subsidiary is a party, excluding for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth in Section 4.16(a) of the Company Disclosure Schedule, excluding any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):

(i) each contract and agreement with consideration paid or payable to or by the Company or any of the Company Subsidiaries of more than $1,000,000, in the aggregate, over any 12-month period;

(ii) each contract and agreement with the Company’s or any Company Subsidiary’s customers and Suppliers to the Company or any Company Subsidiary, including those relating to the design, development, manufacture or sale of Products of the Company or any Company Subsidiary, for expenditures paid or payable to or by the Company or any Company Subsidiary, in either case, of more than $1,000,000, in the aggregate, over any 12-month period;

(iii) each contract and agreement pursuant to which the Company or any Company Subsidiary has obligated itself to make capital expenditures that would reasonably be expected to exceed $1,000,000, other than engineering, procurement and construction agreements and similar agreements for the installation of Company EVSEs;

(iv) any land use agreement, Lease or similar agreement involving the right to use land for the purpose of installing and operating Company EVSEs, to the extent it involves real property underlying more than five (5) Company EVSEs at Operational Sites;

(v) all management contracts (excluding contracts for employment) and contracts with other consultants that require payments from the Company in excess of $250,000 annually;

(vi) all contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party, other than (i) agreements for the installation of Company EVSEs, (ii) agreements between the Company on the one hand, and any Company Subsidiary, on the other, or (iii) agreements between Company Subsidiaries;

(vii) all contracts and agreements evidencing indebtedness for borrowed money in an amount greater than $1,000,000, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person;

(viii) all partnership, joint venture, consortium or similar agreements;

(ix) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party that involve payments to the Company or any Company Subsidiaries in excess of $500,000, other than any Company Permits;

(x) each contract and agreement with any of the Affiliates of the Company (other than the Company or any Company Subsidiary);

(xi) all contracts and agreements that materially limit, or purport to materially limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xii) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business, other than with commercial counterparties in connection with Operational Sites, in the ordinary course of business consistent with past practice;

(xiii) all contracts involving use of any Company-Licensed IP required to be listed in Section 4.13(a)(ii) of the Company Disclosure Schedule;

(xiv) contracts which involve the license or grant of rights to a third party of Company-Owned IP by the Company (other than non-exclusive licenses granted to customers, suppliers, or distributors in the ordinary course of business);

(xv) all contracts or agreements under which the Company has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis;

(xvi) each agreement for the development of material Company-Owned IP for the benefit of the Company (other than employee invention assignment and confidentiality agreements and independent contractor agreements entered into substantially on the Company’s standard form of such agreement made available to Spartan in the Virtual Data Room);

(xvii) agreement pursuant to which the Company jointly owns any Intellectual Property which is material to the business of the Company with any third party; and

(xviii) agreement pursuant to which the Company is obligated to develop any Intellectual Property to be exclusively owned by any third party.

(b) (i) Each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, subject to the Remedies Exceptions, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) as of the date of this Agreement, the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of default or notice of termination under any such Material Contract, in each of the foregoing clauses (i)-(iii), except as would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries, taken as a whole. The Company has furnished or made available to Spartan true and complete copies of all Material Contracts, including amendments thereto that are material in nature.

SECTION 4.17 Insurance.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b) With respect to each such insurance policy, except as would not be expected to result in a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

SECTION 4.18 Board Approval; Vote Required. The Madeleine Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined it is fair to and in the best interests of Madeleine Charging and its business enterprise, and declared it advisable, that Madeleine Charging enter into this Agreement and consummate the Transactions, and (b) adopted this Agreement and approved the execution, delivery and performance by Madeleine Charging of this Agreement and the Transactions. No vote of the holders of any class or series of capital stock or other securities of the Company or Merger Sub needs to be obtained following the execution of this Agreement to adopt this Agreement and approve the Transactions.

SECTION 4.19 Certain Business Practices.

(a) Since the Acquisition Date, none of the Company, any Company Subsidiary, any of their respective directors or officers (acting in their capacity as such), or to the Company’s knowledge employees or agents, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Law; or (iii) made any payment in the nature of criminal bribery. The Company and the Company Subsidiaries have adopted and maintain policies and procedures reasonably designed to prevent a violation of applicable Anti-Corruption Laws.

(b) Since the Acquisition Date, none of the Company, any Company Subsidiary, any of their respective directors or officers (acting in their capacity as such), or to the Company’s knowledge employees or agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.

(c) There are no, and since the Acquisition Date, there have not been, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

SECTION 4.20 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.20. The Company and the Company Subsidiaries have not, since the Acquisition Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

SECTION 4.21 Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

SECTION 4.22 Brokers. Except for Credit Suisse Securities (USA) LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has provided Spartan with a true and complete copy of all contracts, agreements and arrangements including its engagement letter, between the Company and Credit Suisse Securities (USA) LLC, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

SECTION 4.23 Sexual Harassment and Misconduct. None of the Company or the Company Subsidiaries has entered into a settlement agreement with a current or former officer, director, employee or independent contractor of the Company or any of the Company Subsidiaries resolving allegations of sexual harassment or sexual misconduct by an executive officer, director or employee of the Company or any of the Company Subsidiaries, and there are no, and since the Acquisition Date, there have not been any Actions pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, in each case, involving allegations of sexual harassment or sexual misconduct by an officer, director or employee of the Company or any of the Company Subsidiaries.

SECTION 4.24 Products Liability.

(a) Since the Acquisition Date, (i) there have been no recalls, seizures or withdrawals from any market of Products and (ii) neither the Company nor any Company Subsidiary has any material liability arising as a result of or relating to, or has received any written notice of any Action, or any threat of any Action, relating to (A) material bodily injury, death or other disability arising as a result of the ownership, possession or use of any Product or (B) false advertising or deceptive trade practices.

(b) To the knowledge of the Company, since the Acquisition Date, all Products have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and neither the Company nor any Company Subsidiary has any existing material liability for replacement or repair thereof or other damages in connection therewith.

SECTION 4.25 COVID-19 Relief. Section 4.25 of the Company Disclosure Schedule sets forth all loans, subsidies, deferrals or other relief with respect to COVID-19 outstanding at the Company or any Company Subsidiary as of the date hereof (“COVID-19 Relief”). At the time it submitted all documentation with respect to and availed itself of the benefits of each COVID Relief, the Company or applicable Company Subsidiary satisfied all applicable material eligibility requirements related to the receipt of such COVID-19 Relief, and all information submitted with respect thereto was complete and accurate in all material respects. The Company and each Company Subsidiary has continued to comply with the applicable requirements of all COVID-19 Relief, and used any proceeds therefrom for permissible purposes as required by such COVID-19 Relief, in each case in all material respects. To the Company’s knowledge no facts or circumstances exist that would materially impair the ability of the Company or applicable Company Subsidiary to obtain forgiveness of the applicable COVID-19 Relief.

SECTION 4.26 No Prior Operations . NewCo was formed on June 3, 2021 and Merger Sub was formed on July 6, 2021. Since its inception, neither NewCo nor Merger Sub has engaged in any activity, other than such actions in connection with (i) its organization and (ii) the preparation, negotiation and execution of this Agreement and the Transactions. Neither NewCo nor Merger Sub has operations, has generated any revenues or has any assets or liabilities other than those incurred in connection with the foregoing and in association with the Transactions.

SECTION 4.27 Accredited Investors. Madeleine Charging is acquiring the NewCo Ordinary Shares for its own account as an investment and not with a view to sell, transfer or otherwise distribute all or any part thereof to any other person in any transaction that would constitute a “distribution” within the meaning of the Securities Act. Madeleine Charging acknowledges that it can bear the economic risk of its investment in the NewCo Ordinary Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the NewCo Ordinary Shares. Madeleine Charging is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act. Madeleine Charging understands that neither the offer nor sale of the NewCo Ordinary Shares has been registered pursuant to the Securities Act or any applicable state securities Laws, that all of the NewCo Ordinary Shares to be received by Madeleine Charging in the Transactions will subject to substantial restrictions on transfer, that all of the NewCo Ordinary Shares received by Madeleine Charging will be characterized as “restricted securities” under U.S. federal securities Laws, and that, under such Laws and applicable regulations, none of the NewCo Ordinary Shares can be sold or otherwise disposed of without registration under the Securities Act or an exemption thereunder.

SECTION 4.28 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Spartan, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Spartan, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Spartan, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SPARTAN

Except as set forth in the Spartan SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Spartan SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), Spartan hereby represents and warrants to the Company Parties as follows:

SECTION 5.01 Corporate Organization.

(a) Spartan is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not be a Spartan Material Adverse Effect.

(b) Spartan does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

SECTION 5.02 Organizational Documents. Spartan has heretofore furnished to the Company complete and correct copies of the Spartan Organizational Documents. The Spartan Organizational Documents are in full force and effect. Spartan is not in violation of any of the provisions of the Spartan Organizational Documents.

SECTION 5.03 Capitalization.

(a) The authorized capital stock of Spartan consists of (i) 250,000,000 shares of Spartan Class A Common Stock, (ii) 20,000,000 shares of Spartan Founders Stock and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Spartan Preferred Stock”). As of the date of this Agreement (i) 55,200,000 shares of Spartan Class A Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) 13,800,000 shares of Spartan Founders Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (iii) no shares of Spartan Class A Common Stock or Spartan Founders Stock are held in the treasury of Spartan, (iv) 23,160,000 Spartan Warrants are issued and outstanding, and (v) 23,160,000 shares of Spartan Class A Common Stock are reserved for future issuance pursuant to the Spartan Warrants. As of the date of this Agreement, there are no shares of Spartan Preferred Stock issued and outstanding. Each Spartan Warrant is exercisable for one share of Spartan Class A Common Stock at an exercise price of $11.50, subject to the terms of such Spartan Warrant and the Spartan Warrant Agreement. The Spartan Founders Stock will convert into Spartan Class A Common Stock at the Closing pursuant to the terms of the Spartan Certificate of Incorporation.

(b) All outstanding Spartan Units, shares of Spartan Class A Common Stock, shares of Spartan Founders Stock and Spartan Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the Spartan Organizational Documents.

(c) Except for the Subscription Agreements, this Agreement, the Spartan Warrants and the Spartan Founders Stock, Spartan has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Spartan or obligating Spartan to issue or sell any shares of capital stock of, or other equity interests in, Spartan. All shares of Spartan Class A Common Stock and Spartan Class B Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Spartan nor any Subsidiary of Spartan is a party to, or otherwise bound by, and neither Spartan nor any Subsidiary of Spartan has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Letter Agreement, Spartan is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Spartan Common Stock or any of the equity interests or other securities of Spartan or any of its Subsidiaries. Except with respect to the Redemption Rights and the Spartan Warrants, there are no outstanding contractual obligations of Spartan to repurchase, redeem or otherwise acquire any shares of Spartan Common Stock. There are no outstanding contractual obligations of Spartan to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

SECTION 5.04 Authority Relative to This Agreement. Spartan has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Spartan and the consummation by Spartan of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Spartan are necessary to authorize this Agreement or to consummate the Transactions (other than with respect to the Spartan Merger, the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Spartan Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL, (the “Spartan Stockholder Approval”). This Agreement has been duly and validly executed and delivered by Spartan and, assuming due authorization, execution and delivery by the other parties to this Agreement, constitutes a legal, valid and binding obligation of Spartan, enforceable against Spartan in accordance with its terms subject to the Remedies Exceptions. The Spartan Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in the Spartan Certificate of Incorporation shall not apply to the Spartan Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. No federal, state or local takeover statute is applicable to the Spartan Merger or the other Transactions.

SECTION 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Spartan does not, and the performance of this Agreement by Spartan will not, (i) conflict with or violate the Spartan Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of Spartan or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Spartan pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Spartan is a party or by which each of Spartan or any of its property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Spartan Material Adverse Effect.

(b) The execution and delivery of this Agreement by Spartan does not, and the performance of this Agreement by Spartan will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Spartan from performing its material obligations under this Agreement.

SECTION 5.06 Compliance. Spartan is not has and has not been in conflict with, or in default, breach or violation of, (a) any Law applicable to Spartan or by which any property or asset of Spartan is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Spartan is a party or by which Spartan or any property or asset of Spartan is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Spartan Material Adverse Effect. Spartan is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Spartan to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Spartan has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since February 8, 2021, together with any amendments, restatements or supplements thereto (collectively, the “Spartan SEC Reports”). Spartan has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Spartan with the SEC to all agreements, documents and other instruments that previously had been filed by Spartan with the SEC and are currently in effect. As of their respective dates, the Spartan SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in the case of any Spartan SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other Spartan SEC Report. Each director and executive officer of Spartan has filed with the SEC on a timely basis all documents required with respect to Spartan by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Spartan SEC Reports was prepared in accordance with U.S. GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Spartan as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Spartan has no off-balance sheet arrangements that are not disclosed in the Spartan SEC Reports. No financial statements other than those of Spartan are required by U.S. GAAP to be included in the consolidated financial statements of Spartan.

(c) Except as and to the extent set forth in the Spartan SEC Reports, Spartan has no liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with U.S. GAAP, except for liabilities and obligations arising in the ordinary course of Spartan’s business.

(d) Spartan is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(e) Spartan has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Spartan and other material information required to be disclosed by Spartan in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Spartan’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Spartan’s principal executive officer and principal financial officer to material information required to be included in Spartan’s periodic reports required under the Exchange Act.

(f) Spartan maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Spartan maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with U.S. GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Spartan has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Spartan to Spartan’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Spartan to record, process, summarize and report financial data. Spartan has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Spartan. Since March 31, 2020, there have been no material changes in Spartan’s internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by Spartan to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Spartan, and Spartan has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither Spartan (including any employee thereof) nor Spartan’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Spartan, (ii) any fraud, whether or not material, that involves Spartan’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Spartan or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Spartan SEC Reports. To the knowledge of Spartan, none of the Spartan SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

SECTION 5.08 Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, and on and prior to the date of this Agreement, Spartan has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the Spartan Organizational Documents, there is no agreement, commitment or governmental order binding upon Spartan or to which Spartan is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Spartan or any acquisition of property by Spartan or the conduct of business by Spartan as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Spartan Material Adverse Effect.

(b) Spartan does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Spartan has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a business combination.

(c) Except for (i) this Agreement and the agreements expressly contemplated hereby, (ii) with respect to fees and expenses of Spartan’s legal, financial and other advisors and (iii) any loan from the Sponsor or an affiliate thereof or certain of Spartan’s officers and directors to finance Spartan’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions, Spartan is not, and at no time has been, party to any contract with any other person that would require payments by Spartan in excess of $1,000,000 in the aggregate with respect to any individual contract or when taken together with all other contracts (other than this Agreement and the agreements expressly contemplated hereby).

(d) There is no liability, debt or obligation against Spartan, except for (i) liabilities and obligations (x) reflected or reserved for on Spartan’s consolidated balance sheet for the quarterly period ended March 31, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Spartan) or (y) that have arisen since the date of Spartan’s consolidated balance sheet for the quarterly period March 31, 2021 in the ordinary course of business of Spartan or (ii) any loan from the Sponsor or an affiliate thereof or certain of Spartan’s officers and directors to finance Spartan’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions.

(e) Since December 31, 2020 and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (a) Spartan has conducted its business in all material respects in the ordinary course, (b) Spartan has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (c) there has not been a Spartan Material Adverse Effect, and (d) Spartan has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02.

SECTION 5.09 Absence of Litigation. There is no Action pending or, to the knowledge of Spartan, threatened against Spartan, or any property or asset of Spartan, before any Governmental Authority. Neither Spartan nor any material property or asset of Spartan is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Spartan, continuing investigation by, any Governmental Authority.

SECTION 5.10 Board Approval; Vote Required.

(a) The Spartan Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that it is fair to and in the best interests of Spartan and its stockholders, and declared it advisable, that Spartan enter into this Agreement and consummate the Transactions, (ii) adopted this Agreement and approved the execution, delivery and performance by Spartan of this Agreement and the Transactions, (iii) resolved to recommend that the stockholders of Spartan approve and adopt this Agreement and the Transactions, and (iv) directed that this Agreement and the Transactions be submitted to the stockholders of Spartan for approval and adoption at the Spartan Stockholders’ Meeting.

(b) The only vote of the holders of any class or series of capital stock of Spartan necessary to approve the transactions contemplated by this Agreement is the Spartan Stockholder Approval.

SECTION 5.11 Brokers. Except for Barclays Capital Inc., Citigroup Global Markets, Inc., Credit Suisse Securities (USA) LLC, and Apollo Global Securities, LLC and any Deferred IPO Fees, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Spartan. Spartan has provided the Company with a true and complete copy of all contracts, agreements and arrangements including its engagement letter, with Barclays Capital Inc., Citigroup Global Markets, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs International and Apollo Global Securities, LLC dated as of April 26, 2021, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

SECTION 5.12 Spartan Trust Fund. As of the date of this Agreement, Spartan has no less than $552,000,000 in the trust fund established by Spartan for the benefit of its public stockholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $19,320,000 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at JP Morgan Chase Bank, N.A. ( “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of February 8, 2021, between Spartan and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Spartan has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Spartan or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between Spartan and the Trustee that would cause the description of the Trust Agreement in the Spartan SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Spartan, that would entitle any person (other than stockholders of Spartan who shall have elected to redeem their shares of Spartan Class A Common Stock pursuant to the Spartan Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the Spartan Organizational Documents. To Spartan’s knowledge, as of the date of this Agreement, following the Effective Time, no stockholder of Spartan shall be entitled to receive any amount from the Trust Account except to the extent such stockholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of Spartan, threatened in writing with respect to the Trust Account. Upon consummation of the Spartan Merger and notice thereof to the Trustee pursuant to the Trust Agreement, Spartan shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Spartan as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of Spartan due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of Spartan who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to Spartan in connection with its efforts to effect the Spartan Merger. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company Parties of their obligations hereunder, Spartan has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Spartan at the Effective Time.

SECTION 5.13 Employees. Other than any officers as described in the Spartan SEC Reports, Spartan has no employees on its payroll, and have not retained any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by Spartan’s officers and directors in connection with activities on Spartan’s behalf in an aggregate amount not in excess of the amount of cash held by Spartan outside of the Trust Account, Spartan has no unsatisfied material liability with respect to any officer or director. Spartan has never and do not currently maintain, sponsor, or contribute to any Employee Benefit Plan.

SECTION 5.14 Taxes.

(a) All material Tax Returns of Spartan have been duly and timely filed (taking into account any extension of time to file), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes owed by Spartan, or for which Spartan may be liable, have been timely paid in full to the appropriate Taxing Authority, other than Taxes which are not yet due and payable and which have been adequately accrued and reserved in accordance with U.S. GAAP. Spartan has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other third party. Spartan has not taken advantage of any change in Law in connection with COVID-19 that has the result of temporarily reducing (or temporarily delaying the due date of) any material payment obligation of Spartan to any Taxing Authority.

(b) Other than as a beneficiary thereto, Spartan is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement or similar contract or arrangement (other than any such agreement entered into in the ordinary course of business and not primarily relating to Taxes).

(c) Spartan will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing; (ii) settlement or other agreement with any Taxing Authority made prior to the Closing; (iii) disposition made or payment received prior to the Closing; or (iv) transaction occurring prior to the Closing between or among members of any affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes of which Spartan is or was a member.

(d) Spartan has not been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state, local or non-U.S. Tax purposes. Spartan does not have any material liability for the Taxes of any person as a result of being a member of a consolidated group, fiscal unity or unified group (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise, in each case (other than any such agreement entered into in the ordinary course of business and not primarily relating to Taxes).

(e) Spartan is not a party to any material ruling or similar agreement or arrangement with a Taxing Authority, and Spartan has no request for a material ruling in respect of Taxes between it and any Taxing Authority.

(f) Spartan has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any analogous or similar provision of U.S. state or local or non-U.S. Law.

(g) Spartan has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to the assessment or collection of any Tax, other than in the ordinary course of business or for automatic extensions of time to file income Tax Returns.

(h) No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been announced or threatened in writing with respect to Spartan. There is no outstanding claim, assessment or deficiency against Spartan for any material Taxes, and no such claim, assessment or deficiency has been asserted in writing or, to the knowledge of Spartan, threatened by any Taxing Authority.

(i) There are no Liens or encumbrances for material amounts of Taxes upon any of the assets of Spartan except for Permitted Liens.

(j) Spartan has not received written notice of any claim from a Taxing Authority in a jurisdiction in which Spartan does not file Tax Returns stating that Spartan is or may be subject to Tax in such jurisdiction.

(k) To the knowledge of Spartan, Spartan is not subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, other place of business or similar presence in that country.

(l) Spartan is, and has been since its inception, properly classified as a corporation for U.S. federal income tax purposes.

(m) Spartan has not taken any action that could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

SECTION 5.15 Registration and Listing. The issued and outstanding Spartan Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “SPAQ.U.” As of the date of this Agreement, there is no Action pending or, to the knowledge of Spartan, threatened in writing against Spartan by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the Spartan Units, the shares of Spartan Class A Common Stock, or Spartan Warrants or terminate the listing of Spartan on the New York Stock Exchange. None of Spartan or any of its affiliates has taken any action in an attempt to terminate the registration of the Spartan Units, the shares of Spartan Class A Common Stock, or the Spartan Warrants under the Exchange Act.

SECTION 5.16 Interested Party Transaction. Except for the Transaction Documents, as described in the Spartan SEC Reports, in connection with the Private Placement or in connection with any loan from the Sponsor or an affiliate thereof or certain of Spartan’s officers and directors to finance Spartan’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions, there are no transactions, contracts, side letters, arrangements or understandings between Spartan, on the one hand, and any director, officer, employee, stockholder, warrant holder or affiliate of Spartan, on the other hand.

SECTION 5.17 Investment Company Act. Spartan is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

SECTION 5.18 Spartan’s Investigation and Reliance. Spartan is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by Spartan together with expert advisors, including legal counsel, that they have engaged for such purpose. Spartan and its Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Spartan is not relying on any statement, representation or warranty, oral or written, express or implied, made by any Company Party or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or in any certificate delivered by a Company Party pursuant to this Agreement. Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to Spartan or any of its stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Spartan or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedules) or in any certificate delivered pursuant to this Agreement. Spartan acknowledges that neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01 Conduct of Business by the Company Parties Pending the Spartan Merger.

(a) Each of the Company Parties agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placement), (2) as set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law, unless Spartan shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall use reasonable best efforts to, and shall cause the Company Subsidiaries to use reasonable best efforts to, conduct their business in the ordinary course of business and in a manner consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19; provided that, any action taken, or omitted to be taken due to any COVID-19 Measure shall be deemed to be in the ordinary course of business); provided, that no action specifically permitted by Section 6.01(b) or any subclause thereof shall be deemed a breach of Section 6.01(a); and

(ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placement), (ii) as set forth in the corresponding subsection of Section 6.01 of the Company Disclosure Schedule, and (iii) as required by applicable Law, the Company, NewCo and Merger Sub shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Spartan (which consent shall not be unreasonably conditioned, withheld or delayed); provided, that no action specifically permitted by this Section 6.01(b) or any subclause thereof shall be deemed a breach of any other subclause of this Section 6.01(b):

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary, or (B) any material assets of the Company or any Company Subsidiary;

(iii) form any Subsidiary (other than any wholly-owned Subsidiary formed in the ordinary course of business) or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(iv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock other than any dividends or other distributions between any Company Subsidiary and the Company or any other Company Subsidiary;

(vi) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(vii) (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof for consideration in excess of $500,000 individually or $1,000,000 in the aggregate; or (B) incur any indebtedness for borrowed money having a principal or stated amount in excess of $1,000,000, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances in excess of $500,000 individually or $1,000,000 in the aggregate, or intentionally grant any security interest in any of its assets;

(viii) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee, Worker or consultant, (B) enter into any new (except as permitted under clause (E)), or amend any existing, employment, retention, bonus, change in control, severance, redundancy, or termination agreement with any current or former director, officer, employee, Worker, or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee, Worker, or consultant, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees; (E) hire any new employees or Workers unless such employees are hired with (I) total direct compensation below $200,000 on an annualized basis, and (II) employment terms that permit(s) termination of employment: (x) upon a period of notice no greater than the minimum period under applicable Law, and (y) without severance or other payment or penalty obligations of the Company or any Company Subsidiary except to the extent required by applicable Law; or (F) transfer any employee or terminate the employment or service of any employee other than any such termination for cause; except that the Company may (1) take action as required under any Plan or other employment or consulting agreement in effect on the date of this Agreement, (2) change the title of its employees in the ordinary course of business consistent with past practice and (3) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing on the date of this Agreement);

(ix) adopt, amend and/or terminate any material Employee Benefit Plan except as may be required by applicable Law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

(x) the Company shall not materially amend any accounting policies other than in the ordinary course of business, or as required by Dutch GAAP;

(xi) other than in the ordinary course of business, (A) amend any material Tax Return that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of the Company or any Company Subsidiary, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material Tax audit, assessment, Tax claim or other controversy relating to Taxes;

(xii) (A) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, except in the ordinary course of business or (B) enter into any contract or agreement (1) described in Section 4.16(a)(iii), Section 4.16(a)(vi), Section 4.16(a)(vii) or Section 4.16(a)(ix), in each case, except in the ordinary course of business consistent with past practice (2) described in Section 4.16(a)(viii), Section 4.16(a)(xi), Section 4.16(a)(xv), in each case, had such contract or agreement been entered into prior to the date of this Agreement or (3) described in Section 4.16(a)(x), except in the ordinary course of business and on commercially reasonable terms that are negotiated on an arm’s length basis;

(xiii) enter into any contract, agreement or arrangement that obligates the Company or any Company Subsidiary to develop for a third party any Intellectual Property related to the business of the Company or the Products, other than in the ordinary course of business;

(xiv) intentionally permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings or recordings, or fail to pay all required fees and Taxes required to maintain and protect its interest in any material item of Company-Owned IP;

(xv) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $500,000 individually or $1,000,000 in the aggregate;

(xvi) fail to keep current and in full force and effect, or to comply in all material respects with the requirements of, any Company Permit that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole; or

(xvii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from Spartan to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.01 shall give to Spartan, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of Spartan and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 6.02 Conduct of Business by Spartan Pending the Spartan Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), Spartan agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Spartan shall use reasonable best efforts to conduct its business in the ordinary course of business and in a manner consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19; provided that, any action taken, or omitted to be taken due to any COVID-19 Measure shall be deemed to be in the ordinary course of business). By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither Spartan nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned; provided, that no action specifically permitted by this Section 6.02 or any subclause thereof shall be deemed a breach of this Section 6.02 or any other subclause of this Section 6.02:

(a) amend or otherwise change the Spartan Organizational Documents or form any Subsidiary of Spartan;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the Spartan Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Spartan Common Stock or Spartan Warrants except for redemptions from the Trust Fund and conversions of the Spartan Founders Stock that are required pursuant to the Spartan Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Spartan or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of Spartan or Merger Sub, except in connection with conversion of the Spartan Founders Stock pursuant to the Spartan Organizational Documents and in connection with a loan from the Sponsor or an affiliate thereof or certain of Spartan’s officers and directors to finance Spartan’s transaction costs in connection with the transactions contemplated hereby;

(e) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Spartan, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice or except a loan from the Sponsor or an affiliate thereof or certain of Spartan’s officers and directors to finance Spartan’s transaction costs in connection with the transactions contemplated hereby;

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in U.S. GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h) other than in the ordinary course of business, (A) amend any material Tax Return that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of Spartan, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material Tax audit, assessment, Tax claim or other controversy relating to Taxes;

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Spartan;

(j) amend the Trust Agreement or any other agreement related to the Trust Account; or

(k) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Spartan to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of Spartan prior to the Closing Date. Prior to the Closing Date, each of Spartan and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 6.03 Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and Spartan on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against Spartan, Merger Sub or any other person (a) for legal relief against monies or other assets of Spartan or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against Spartan (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and Spartan consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Spartan shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event Spartan prevails in such action or proceeding.

ARTICLE VII.

ADDITIONAL AGREEMENTS

SECTION 7.01 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution of this Agreement, subject to the terms of this Section 7.01, the Company and Spartan shall prepare and mutually agree upon and the Company shall cause NewCo to and NewCo shall file with the SEC a registration statement on Form F-4 relating to the transactions contemplated by this Agreement (as amended from time to time, the “Registration Statement”) (it being understood that the Registration Statement shall include a proxy statement/prospectus (the “Proxy Statement/Prospectus”) which will be included therein as a prospectus with respect to NewCo and which will be used as a proxy statement with respect to the Spartan Stockholders’ Meeting to adopt and approve the Spartan Proposals and other matters reasonably related to the Spartan Proposals, all in accordance with and as required by Spartan’s Organizational Documents, any related agreements with Sponsor and its Affiliates, applicable Law, and any applicable rules and regulations of the SEC and the New York Stock Exchange) to be sent to the stockholders of Spartan relating to the meeting of Spartan’s stockholders (including any adjournment or postponement thereof, the “Spartan Stockholders’ Meeting”) to be held to consider (i) approval and adoption of this Agreement and the Spartan Merger, (ii) approval and adoption of the amended and restated certificate of incorporation of the Surviving Corporation (collectively, the “Required Spartan Proposals”) and (iii) any other proposals the Parties deem necessary to effectuate the Transactions (collectively, the “Spartan Proposals”). Each of Spartan, Madeleine Charging and the Company shall furnish all information as may be reasonably requested by another party in connection with such actions and the preparation of the Registration Statement and Proxy Statement/Prospectus. Spartan and the Company each shall use their reasonable best efforts to (x) cause the Registration Statement and Proxy Statement/Prospectus, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (y) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement and Proxy Statement/Prospectus and (z) have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC. As promptly as practicable following the effectiveness of the Registration Statement, Spartan shall mail the Proxy Statement/Prospectus to its stockholders. The Company shall cause NewCo to promptly advise Spartan of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the NewCo Ordinary Shares for offering or sale in any jurisdiction, and each of NewCo, Madeleine Charging, the Company and Spartan shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) No filing of, or amendment or supplement to the Proxy Statement/Prospectus will be made by Spartan without the approval of the Company or by NewCo without the approval of Spartan (such approval not to be unreasonably withheld, conditioned or delayed). Each of Spartan and NewCo will advise the other party promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. Each of Spartan, Madeleine Charging, NewCo and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned, or delayed) any response to comments of the SEC with respect to the Proxy Statement/Prospectus and any amendment to the Proxy Statement/Prospectus filed in response thereto.

(c) Spartan represents that the information supplied by Spartan for inclusion in the Proxy Statement/Prospectus shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Spartan, (ii) the time of the Spartan Stockholders’ Meeting and (iii) the Effective Time. If, at any time prior to the Effective Time, any event or circumstance relating to Spartan, or its respective officers or directors, should be discovered by Spartan which should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, Spartan shall promptly inform the Company. All documents that Spartan is responsible for filing with the SEC in connection with the Spartan Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(d) The Company represents that the information supplied by the Company for inclusion in the Proxy Statement/Prospectus shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Spartan, (ii) the time of the Spartan Stockholders’ Meeting and (iii) the Effective Time. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Spartan. All documents that the Company is responsible for filing with the SEC in connection with the Spartan Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

SECTION 7.02 Spartan Stockholders’ Meeting; and Merger Sub Stockholder’s Approval.

(a) Spartan shall call and hold the Spartan Stockholders’ Meeting as promptly as practicable following the clearance of the Proxy Statement/Prospectus by the SEC for the purpose of voting solely upon the Spartan Proposals, and Spartan shall use its reasonable best efforts to hold the Spartan Stockholders’ Meeting as soon as practicable following the clearance of the Proxy Statement/Prospectus by the SEC; provided that Spartan may (and upon the request from NewCo, shall) postpone or adjourn the Spartan Stockholders’ Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the Spartan Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the Required Spartan Proposals or otherwise take actions consistent with Spartan’s obligations pursuant to Section 7.09 of this Agreement. Spartan shall use its reasonable best efforts to obtain the approval of the Spartan Proposals at the Spartan Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Spartan Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders. The Spartan Board shall recommend to its stockholders that they approve the Spartan Proposals (“Spartan Board Recommendation”) and shall include such Spartan Board Recommendation in the Proxy Statement/Prospectus. Neither the Spartan Board nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the Spartan Board Recommendation, or fail to include the Spartan Board Recommendation in the Proxy Statement/Prospectus; or (ii) approve, recommend or declare advisable (or publicly propose to do so) any Alternative Transaction (as defined below) (any action described in clauses (i) through (ii) being referred to as a “Spartan Board Recommendation Change”). Notwithstanding the foregoing, if the Spartan Board, after consultation with its outside legal counsel, determines in good faith that failure to effect a Spartan Board Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to Spartan’s stockholders under applicable Law, then the Spartan Board may effect a Spartan Board Recommendation Change so long as Spartan (to the extent lawful and reasonably practicable) first provides the Company with at least 48 hours advance written notice of such withdrawal or modification (or, if shorter, as much prior notice as is applicable prior to the Spartan Stockholders’ Meeting).

(b) Promptly following the execution of this Agreement, NewCo shall approve and adopt this Agreement and approve the Spartan Merger and the other transactions contemplated by this Agreement, as the sole stockholder of Merger Sub.

SECTION 7.03 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and Spartan shall (and shall cause their respective Subsidiaries to): (i) provide to the other Party (and the other Party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other

Party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such Party and its Subsidiaries as the other Party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor Spartan shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the Parties pursuant to this Section 7.03 shall be kept confidential in accordance with the confidentiality agreement, dated February 24, 2021 (the “Confidentiality Agreement”), between Spartan and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each Party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as is reasonably necessary, the Intended Tax Treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

SECTION 7.04 Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement, but only, in the case of Spartan, after consultation with Spartan’s legal and financial advisors, the Spartan Board determines refraining from taking such actions is not inconsistent with the fiduciary duties of the Spartan Board, the Parties shall not, and shall cause their respective Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of any material assets of such party or any of the outstanding capital stock or any conversion, consolidation, liquidation, dissolution or similar transaction involving such party or any of such party’s Subsidiaries other than with the other Parties to this Agreement and their respective Representatives (an “Alternative Transaction”), (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby shall not be deemed a violation of this Section 7.04. Each party shall, and shall cause its Subsidiaries and its and their respective affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. Each party also agrees that it will promptly request each person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date hereof

(to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If a party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then such party shall promptly (and in no event later than twenty-four (24) hours after such party becomes aware of such inquiry or proposal) (x) notify such person in writing that such party is subject to an exclusivity agreement with respect to the Transaction that prohibits such party from considering such inquiry or proposal, but only, in the case of Spartan, to the extent not inconsistent with the fiduciary duties of the Spartan Board and (y) provide the other party with a copy of such inquiry or proposal. Without limiting the foregoing, the Parties agree that any violation of the restrictions set forth in this Section 7.04 by a party or any of its Subsidiaries or its or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.04 by such party.

SECTION 7.05 Employee Benefits Matters.

(a) Prior to the filing of the definitive Proxy Statement/Prospectus, Newco will adopt a customary equity incentive plan that is reasonably acceptable to Spartan and NewCo and Spartan will work in good faith to determine the terms of any transaction bonus awards to be made to management of Newco in connection with the Closing, including any cash bonuses, equity grants or both.

(b) The provisions of this Section 7.05 are solely for the benefit of the Parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any employees of the Company and the Company Subsidiaries who remain employed immediately after the Effective Date or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, Spartan, the Surviving Corporation and each of its Subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

SECTION 7.06 Directors’ and Officers’ Indemnification and Insurance.

(a) To the fullest extent permitted by Law, the articles of association and bylaws of NewCo, the Surviving Corporation and the Company shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in (i) the articles of association and bylaws of the Company and (ii) the certificate of incorporation and bylaws of Spartan, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or Spartan, as applicable, unless such modification shall be required by applicable Law. The Parties further agree that with respect to the provisions of the articles of association, bylaws, limited liability company agreements, or other organizational documents of the Company Subsidiaries relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of such Company Subsidiary, unless such modification shall be required by applicable Law. For a period of six years from the Effective Time, NewCo agrees that it shall indemnify and hold harmless each present and former director and officer of the Company or Spartan, as applicable, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or Spartan, as applicable, would have been permitted under applicable Law, the articles of association, certificate of organization, or the bylaws of the Company or Spartan, as applicable, in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b) For a period of six years from the Effective Time, NewCo shall maintain in effect directors’ and officers’ liability insurance (“D&O Insurance”) covering (i) those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to Spartan or its agents or Representatives in the Virtual Data Room) on terms not less favorable than the terms of such current insurance coverage and (ii) those persons who are currently covered by Spartan’s directors’ and officers’ liability insurance policy on terms not less favorable than the terms of such current insurance coverage.

(c) Prior to the Effective Time, Spartan may elect to have the obligation set forth in Section 7.06(b)(ii) fulfilled through the purchase of a prepaid “tail” policy with respect to Spartan’s D&O Insurance from an insurance carrier with the same or better credit rating as Spartan’s current directors’ and officers’ liability insurance carrier. If Spartan elects to purchase such a “tail” policy prior to the Effective Time, NewCo will maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

(d) Prior to or in connection with the Closing, NewCo shall obtain “go-forward” D&O Insurance that is reasonably satisfactory to Spartan to cover the post-Closing directors and officers of NewCo, the Company, the Surviving Corporation, and the Company Subsidiaries. From and after the date of this Agreement, NewCo, the Company, and Spartan shall cooperate in good faith with respect to any efforts to obtain the insurance described in this Section 7.06, including the selection of any insurance broker to obtain such “go-forward” D&O Insurance, communications with such insurance broker, access to any insurance broker presentations, and review of underwriter quotes and draft policies for such insurance, and NewCo, the Company, and Spartan shall make available their Representatives as needed for any underwriting call.

(e) With respect to any claims that may be made under any D&O Insurance discussed in this Section 7.06, (i) prior to the Effective Time, Spartan, NewCo, and the Company shall cooperate with any other party as reasonably requested by such other party, and (ii) after the Effective Time, NewCo and the Company shall cooperate with any person insured by such policies as reasonably requested by such person.

(f) On the Closing Date, NewCo shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Spartan with the post-Closing directors and officers of NewCo, which indemnification agreements shall continue to be effective following the Closing. For the avoidance of doubt, the indemnification agreements with the pre-Closing directors and officers of Spartan in effect as of the date hereof shall continue to be effective following the Closing, and NewCo shall cause the Surviving Corporation to continue to honor its obligations thereunder.

(g) For a period of six years from the Effective Time, NewCo agrees that it shall indemnify and hold harmless Sponsor and each present and former director, officer and affiliate of Sponsor, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time and related to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Notwithstanding anything herein to the contrary, the Parties expressly acknowledge and agree that Sponsor shall be an express third party beneficiary of this Section 7.06(g).

SECTION 7.07 Notification of Certain Matters. The Company shall give prompt notice to Spartan, and Spartan shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail. For clarity, unintentional failure to give notice under this Section 7.07 shall not be deemed to be a breach of covenant under this Section 7.07 and shall constitute only a breach of the underlying representation, warranty, covenant, agreement or condition, as the case may be.

SECTION 7.08 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Spartan Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the Parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other Parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other Parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No Party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the Parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Except to the extent provided in writing by the Company, Spartan shall not permit any amendment or modification to be made to, permit any waiver (in whole or in part) of or provide consent to (including consent to termination), any provision or remedy under any of the Subscription Agreements in a manner adverse to the Company. Spartan shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to (i) consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and enforcing the terms thereof, (ii) satisfy in all material respects on a timely basis all conditions and covenants applicable to Spartan in the Subscription Agreements and otherwise comply with its obligations thereunder, (iii) in the event that all conditions in the Subscription Agreements (other than conditions that Spartan or any of its affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by the Subscription Agreements at or prior to Closing; (iv) confer with the Company regarding timing of the Closing (as defined in the Subscription Agreements); and (v) deliver notices to counterparties to the Subscription Agreements sufficiently in advance of the Closing to cause them to fund their obligations as far in advance of the Closing as permitted by the Subscription Agreements. Without limiting the generality of the foregoing, Spartan shall give the Company, prompt written notice: (A) of any amendment to any Subscription Agreement; (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to Spartan; (C) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (D) if Spartan does not expect to receive all or any portion of the Private Placement on the terms, in the manner or from the parties to the Subscription Agreements as contemplated by the Subscription Agreements.

(d) Following the date of this Agreement, the Company Parties shall use reasonable best efforts to (i) provide that all applicable privacy policies of the Company Parties comply with Data Security Requirements, and (ii) obtain any consumer and employee consent required by Data Security Requirements, in each case, with respect to the consummation of the Transactions.

SECTION 7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Spartan and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of the New York Stock Exchange, each of Spartan and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement, the Spartan Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.10 shall prevent Spartan or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.10.

SECTION 7.10 Stock Exchange Listing. Spartan, the Company and NewCo will use their reasonable best efforts to cause the NewCo Ordinary Shares issued in connection with the Transactions to be approved for listing on the New York Stock Exchange at Closing. During the period from the date hereof until the Closing, Spartan shall use its reasonable best efforts to keep the Spartan Units, Spartan Class A Common Stock and Spartan Warrants listed for trading on the New York Stock Exchange.

SECTION 7.11 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each Party agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company, Spartan and E8 Investor each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report From as required by the HSR Act. The Parties agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b) Each of the Parties shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 7.11(b) may be restricted to outside counsel and may be redacted (i) to remove references concerning the valuation of the Company, and (ii) as necessary to comply with contractual arrangements.

(c) No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

SECTION 7.12 Trust Account. As of the Effective Time, the obligations of Spartan to dissolve or liquidate within a specified time period as contained in the Spartan Certificate of Incorporation will be terminated and Spartan shall have no obligation whatsoever to dissolve and liquidate the assets of Spartan by reason of the consummation of the Spartan Merger or otherwise, and no stockholder of Spartan shall be entitled to receive any amount from the Trust Account. At least 72 hours prior to the Effective Time, Spartan shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account in accordance with Spartan’s instructions (to be held as available cash for immediate use on the balance sheet of Spartan, and to be used (a) to pay the Company’s and Spartan’s unpaid transaction expenses in connection with this Agreement and the Transactions and (b) thereafter, for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

SECTION 7.13 Intended Tax Treatment. This Agreement is intended to constitute, and the Parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each of the Parties (a) shall use its reasonable best efforts to cause the Transactions contemplated by this Agreement to qualify for the Intended Tax Treatment and (b) shall not (and shall not permit or cause any of their affiliates, Subsidiaries or Representatives to) take or fail to take any action, or become obligated to take or fail to take any action, which action or failure could reasonably be expected to materially prevent or impede the Transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment. Without limiting the foregoing, each Party shall report and file all relevant Tax Returns consistent with (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Closing, as applicable), and take no position inconsistent with, the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), unless required to do so pursuant to applicable Law (e.g., a “determination” within the meaning of Section 1313(a) of the Code). Each Party will use its reasonable best efforts to reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to Spartan, NewCo, or the Company of any opinion relating to the Tax consequences of the Transactions, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of the Parties or their respective affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such counsel to render such opinion. If the SEC or any other Governmental Authority requests or requires that an opinion be provided on or prior to the Closing in respect of the Tax consequences of or related to the Transactions: (i) to the extent such opinion relates to Spartan or any equityholders thereof, Spartan will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations, and (ii) to the extent such opinion relates to the Company or any equityholders thereof, the Company will use its reasonable best efforts to cause its Tax advisors to provide any such opinion, subject to customary assumptions and limitations.

SECTION 7.14 Directors. The Company shall take all necessary action so that immediately after the Effective Time, the board of directors of NewCo is comprised of the individuals designated on Exhibit E.

SECTION 7.15 Credit Facility. To the extent mutually agreed by Spartan and the Company, the Parties shall use reasonable best efforts to cooperate in taking all corporate actions, subject to the occurrence of the Effective Time, necessary to obtain customary payoff documents, including payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness agreed by Spartan and the Company to be paid off, discharged and terminated on the Closing Date (the “Payoff Documents”).

SECTION 7.16 PCAOB Audited Financial Statements. The Company shall use reasonable best efforts to deliver true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for such years, each audited in accordance with International Financial Reporting Standards and the auditing standards of the Public Company Accounting Oversight Board (collectively, the “PCAOB Audited Financial Statements”) not later than forty-five (45) days from the date of this Agreement.

SECTION 7.17 E8 Payment Amount and E8 Share Issuance. Following the consummation of the E8 Share Issuance and the payment of the E8 Payment Amount (if any is payable) in accordance with the terms hereof, E8 Investor acknowledges and agrees that none of Madeleine Charging, NewCo or the Company or any of their respective Subsidiaries will have any further obligations under the E8 Agreement (including with respect to Part A Fees or Part B Fees), except, in the case of Madeleine Charging, any obligation under Article 8 of the E8 Agreement.

ARTICLE VIII.

CONDITIONS TO THE MERGER

SECTION 8.01 Conditions to the Obligations of Each Party. The obligations of the Parties to consummate the Transactions, including the Spartan Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

(a) Spartan Stockholders’ Approval. The Required Spartan Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of Spartan in accordance with the Proxy Statement/Prospectus, the DGCL, the Spartan Organizational Documents and the rules and regulations of the New York Stock Exchange.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Spartan Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Spartan Merger.

(c) Stock Exchange Listing. The NewCo Ordinary Shares shall have been approved for listing on the New York Stock Exchange, or another national securities exchange mutually agreed to by the Parties, as of the Closing Date.

(d) Dutch Works Councils Act. Any applicable information, consultation or approval procedure under the Dutch Works Councils Act to consummate the Transactions shall have been completed in accordance with the Dutch Works Councils Act.

(e) Spartan Net Tangible Assets. Spartan shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the Spartan Organizational Documents or NewCo Ordinary Shares shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

(f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened in writing by the SEC.

SECTION 8.02 Conditions to the Obligations of Spartan. The obligations of Spartan to consummate the Transactions, including the Spartan Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of (i)(A) the Company Parties contained in Section 4.01(a) (Organization and Qualification), Section 4.03 (Capitalization) (other than clauses (e) and (f) thereof, which are subject to clause (ii) below), Section 4.04 (Authority Relative to This Agreement) and Section 4.22 (Brokers) and (B) E8 Investor contained in Section 10.12(a), (c) and (d)(i) shall each be true and correct in all respects as of the date hereof and the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date); (ii) the representations and warranties of the Company Parties contained in clauses (e) and (f) of Section 4.03 (Capitalization) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (iii) the other provisions of Article IV and Section 10.12 shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Dutch Pension Scheme. The pension provider of the pension scheme for the Company’s employees (the “ABP”) has confirmed in writing, prior to the Effective Time, that the voluntary affiliation agreement between ABP and the Company can be continued unaltered.

(d) Officer Certificate. The Company shall have delivered to Spartan a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(e).

(e) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Effective Time.

(f) Entity Classification Elections. The following U.S. entity classification elections shall have been filed: (i) an election under Treasury Regulations Section 301.7701-3(c) on IRS Form 8832 for Madeleine Charging to be disregarded as an entity separate from its owner for U.S. federal income tax purposes, effective not later than the day immediately preceding the effective date of the election described in clause (ii); (ii) an election under Treasury Regulations Section 301.7701-3(c) on IRS Form 8832 for Opera Charging B.V. to be treated as a partnership for U.S. federal income tax purposes, effective not later than the day immediately preceding the effective date of the election described in clause (iii); and (iii) an election under Treasury Regulations Section 301.7701-3(c) on IRS Form 8832 for Meridiam E1 SAS to be disregarded as an entity separate from its owner for U.S. federal income tax purposes, effective not later than the day immediately preceding the Closing Date. The Company shall have delivered to Spartan a copy of the IRS Form 8832 with respect to each such election and reasonably satisfactory evidence of each such form having been properly filed with the IRS.

(g) Registration Rights Agreement. All parties to the Registration Rights Agreement (other than Spartan and the Spartan stockholders party thereto) shall have delivered, or cause to be delivered, to Spartan copies of the Registration Rights Agreement duly executed by all such parties.

SECTION 8.03 Conditions to the Obligations of the Company Parties. The obligations of the Company Parties to consummate the Transactions, including the Spartan Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of (i) Spartan contained in Section 5.01, Section 5.02, Section 5.04, Section 5.05(a)(i) and Section 5.12 shall each be true and correct in all respects as of the date hereof and the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (ii) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “Spartan Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Spartan Material Adverse Effect.

(b) Agreements and Covenants. Spartan shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Spartan shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of Spartan, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(d).

(d) Material Adverse Effect. No Spartan Material Adverse Effect shall have occurred between the date of this Agreement and the Effective Time.

(e) Available Cash. The amount of Available Cash shall not be less than $150,000,000.

(f) Trust Fund. Spartan shall have made all necessary and appropriate arrangements with the Trustee to have all of the Trust Funds disbursed in accordance with Spartan’s instructions, and such funds released from the Trust Account shall be available for immediate use in respect of all or a portion of the payment obligations set forth in Section 7.12 and the payment of Spartan’s fees and expenses incurred in connection with this Agreement and the Transactions.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated and the Spartan Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or Spartan, as follows:

(a) by mutual written consent of Spartan and the Company; or

(b) by either Spartan or the Company if the Effective Time shall not have occurred prior to the date that is 210 days after the date hereof (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date; provided, further, that in the event that the Company shall have failed to deliver the PCAOB Audited Financial Statements to Spartan within thirty (30) days of the execution of this Agreement (the “Financial Statement Delivery Date”), the Outside Date shall automatically be extended by one (1) Business Day for each Business Day elapsing from the Financial Statement Delivery Date until the date the PCAOB Audited Financial Statements shall have been delivered by the Company, up to a total of forty-five (45) days after the execution of this Agreement; or

(c) by either Spartan or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Spartan Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Spartan Merger; or

(d) by either Spartan or the Company if any of the Required Spartan Proposals shall fail to receive the requisite vote for approval at the Spartan Stockholders’ Meeting (subject to any adjournment, postponement or recess of such meeting); provided, that the right to terminate this Agreement shall not be available to Spartan or the Company if such Party’s breach of any covenant or obligation contained herein is the principal cause of the failure to receive such requisite vote; or

(e) by Spartan upon a breach of any representation, warranty, covenant or agreement on the part of the Company Parties set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that Spartan has not waived such Terminating Company Breach and Spartan is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company Parties, Spartan may not terminate this Agreement under this Section 9.01(e) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Spartan to the Company; or

(f) by the Company in the event of a Spartan Board Recommendation Change; or

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Spartan set forth in this Agreement, or if any representation or warranty of Spartan shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) and 8.03(b) would not be satisfied (“Terminating Spartan Breach”); provided that the Company has not waived such Terminating Spartan Breach and the Company Parties are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Spartan Breach is curable by Spartan, the Company may not terminate this Agreement under this Section 9.01(g) for so long as Spartan and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Spartan; or

(h) by Spartan in the event that the Company shall have failed to deliver the PCAOB Audited Financial Statements to Spartan by the date that is forty-five (45) days after the execution of this Agreement.

SECTION 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party, except as set forth in Article X (other than Section 10.12), and any corresponding definitions set forth in Article I; provided, however, that termination shall not relieve any Party for any liability for (a) a willful material breach of this Agreement prior to such termination or (b) fraud.

SECTION 9.03 Expenses. Except as set forth in this Section 9.03 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Spartan Merger or any other Transaction is consummated; provided that if the Closing shall occur, NewCo shall pay or cause to be paid, (a) the unpaid expenses of the Company and the Company Subsidiaries incurred in connection with this Agreement and the Transactions, including the E8 Payment Amount, and (b) any expenses of Spartan or its affiliates incurred in connection with this Agreement and the Transactions; it being understood that any payments to be made (or to cause to be made) by NewCo under this Section 9.03 shall be paid as soon as reasonably practicable upon consummation of the Spartan Merger and release of proceeds from the Trust Account.

SECTION 9.04 Amendment. This Agreement may be amended in writing by the Parties at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

SECTION 9.05 Waiver. At any time prior to the Effective Time, (i) Spartan may (a) extend the time for the performance of any obligation or other act of the Company Parties, (b) waive any inaccuracy in the representations and warranties of the Company Parties contained herein or in any document delivered by the Company Parties pursuant hereto and (c) waive compliance with any agreement of the Company Parties or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of Spartan, (b) waive any inaccuracy in the representations and warranties of Spartan contained herein or in any document delivered by Spartan pursuant hereto and (c) waive compliance with any agreement of Spartan or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X.

GENERAL PROVISIONS

SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Spartan:

Spartan Acquisition Corp. III

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention: Geoffrey Strong; Joseph Romeo

Email: gstrong@apollo.com; jromeo@apollo.com

with a copy to:

Vinson & Elkins L.L.P.

1001 Fannin St.

Suite 2500

Houston, TX 77002

Attention: Ramey Layne; Lande Spottswood

Email: rlayne@velaw.com; lspottswood@velaw.com

if to the Company Parties:

Allego Holding B.V.

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

Attention: Mathieu Bonnet

Email: mathieu.bonnet@allego.eu

with a copy to:

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Attention: Matthew J. Gilroy; Amanda Fenster

Email: matthew.gilroy@weil.com; amanda.fenster@weil.com

and

Weil, Gotshal & Manges (Paris) LLP

2, Rue de le Baume

Paris, France 75008

Attention: Benjamin de Blegiers

Email: benjamin.deblegiers@weil.com

if to E8 Investor:

E8 Partenaires

75 avenue des Champs Elysées

75008 Paris, France

Attention: Bruno Heintz

SECTION 10.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X (other than Section 10.12) and any corresponding definitions set forth in Article I.

SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other Parties.

SECTION 10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07 Waiver of Jury Trial. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the Parties (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

SECTION 10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.10 Specific Performance.

(a) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Spartan Merger) in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date will be automatically extended by: (i) the amount of time during which such Action is pending plus 20 Business Days; or (ii) such other time period established by the court presiding over such Action.

SECTION 10.11 No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 10.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach, except with respect to willful misconduct or common law fraud against the person who committed such willful misconduct or common law fraud, and, to the maximum extent permitted by applicable Law; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.

SECTION 10.12 Certain Representations of E8 Investor. E8 Investor hereby represents and warrants to each of the other Parties as follows:

(a) E8 Investor is a societe par actions simplifee duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not be reasonably expected to prevent, materially delay or materially impede the performance by E8 Investor of its obligations under this Agreement or the consummation of the E8 Share Issuance, the Share Contribution or any of the other Transactions.

(b) Neither E8 Investor nor any of its direct or indirect equityholders owns any direct or indirect interests in Spartan.

(c) E8 Investor has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by E8 Investor and the consummation by E8 Investor of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of E8 Investor are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by E8 Investor and, assuming due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of E8 Investor, enforceable against E8 Investor in accordance with its terms subject to the Remedies Exceptions.

(d) The execution and delivery of this Agreement by E8 Investor does not, and the performance of this Agreement by E8 Investor will not, (i) conflict with or violate the organizational documents of E8 Investor, (ii) conflict with or violate any Law applicable to each of E8 Investor or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of E8 Investor pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which E8 Investor is a party or by which each of E8 Investor or any of its property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to prevent, materially delay or materially impede the performance by E8 Investor of its obligations under this Agreement or the consummation of the E8 Share Issuance, the Share Contribution or any of the other Transactions.

(e) The execution and delivery of this Agreement by E8 Investor does not, and the performance of this Agreement by E8 Investor will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws and filing and recordation of appropriate share transfer documentation before a Civil Law Notary and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent E8 Investor from performing its material obligations under this Agreement.

(f) E8 Investor is acquiring the NewCo Ordinary Shares for its own account as an investment and not with a view to sell, transfer or otherwise distribute all or any part thereof to any other person in any transaction that would constitute a “distribution” within the meaning of the Securities Act. E8 Investor acknowledges that it can bear the economic risk of its investment in the NewCo Ordinary Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the NewCo Ordinary Shares. E8 Investor is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act. E8 Investor understands that neither the offer nor sale of the NewCo Ordinary Shares has been registered pursuant to the Securities Act or any applicable state securities Laws, that all of the NewCo Ordinary Shares to be received by E8 Investor in the Transactions will subject to substantial restrictions on transfer, that all of the NewCo Ordinary Shares received by E8 Investor will be characterized as “restricted securities” under U.S. federal securities Laws, and that, under such Laws and applicable regulations, none of the NewCo Ordinary Shares can be sold or otherwise disposed of without registration under the Securities Act or an exemption thereunder.

(g) E8 Investor has no current plan, intention, agreement, arrangement or understanding to sell, exchange, hedge, constructively sell, or otherwise dispose of any NewCo Ordinary Shares to be received by it pursuant to the Transactions. E8 Investor does not have knowledge of any current plan, intention, agreement, arrangement or understanding to sell, exchange, hedge, constructively sell, or otherwise dispose of any NewCo Ordinary Shares to be received by any person pursuant to the Transactions.

[Signature Pages Follow.]

IN WITNESS WHEREOF, Spartan, Merger Sub, NewCo, Madeleine Charging, the Company and E8 Investor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SPARTAN ACQUISITION CORP. III

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement and Plan of Reorganization]

ATHENA PUBCO B.V.

By:	/s/ Julien Touati
Name:	Julien Touati
Title:	Director

ATHENA MERGER SUB, INC.

By:	/s/ Julien Touati
Name:	Julien Touati
Title:	Director

MADELEINE CHARGING B.V.

By:	/s/ Julien Touati
Name:	Julien Touati
Title:	Authorized Signatory

ALLEGO HOLDING B.V.

By:	/s/ Julien Touati
Name:	Julien Touati
Title:	Management Board Member

E8 PARTENAIRES

By:	/s/ Bruno Heintz
Name:	Bruno Heintz
Title:	Chief Operating Officer

[Signature Page to Business Combination Agreement and Plan of Reorganization]

Exhibit A

Final Form

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2021, is made and entered into by and among Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“NewCo”), Spartan Acquisition Sponsor III LLC, a Delaware limited liability company (“Spartan Sponsor”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”), E8 Partenaires, a French societe par actions simplifee (“E8 Investor”) and any Person (as defined below) who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement (each, a “Holder” and collectively, the “Holders”).

RECITALS

WHEREAS, on February 8, 2021, Spartan Acquisition Corp. III, a Delaware corporation (the “SPAC”), Spartan Sponsor and certain other security holders named therein (the “Existing Holders”) entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the SPAC granted Spartan Sponsor and the Existing Holders certain registration rights with respect to certain securities of the SPAC;

WHEREAS, on July 28, 2021, the SPAC, NewCo, Athena Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of NewCo, Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), Madeleine Charging, and, solely with respect to the provisions to which they are made a party, E8 Investor entered into that certain Business Combination Agreement (as the same has been amended or supplemented from time to time, the “BCA”), pursuant to which, among other things, the parties to the BCA will undertake certain merger transactions as contemplated thereby and, as a result of such transactions, the SPAC will become a wholly owned subsidiary of NewCo (the “Business Combination”);

WHEREAS, after the closing of the Business Combination (the “Closing”), certain Holders will own common shares of NewCo, with a nominal value of 1.00 euro per share (the “Common Shares”) and Spartan Sponsor will own Common Shares and warrants to purchase shares of Common Shares (the “Private Placement Warrants”); and

WHEREAS, the SPAC and the Existing Holders desire to terminate the Existing Registration Rights Agreement and the parties hereto desire to enter into this Agreement, pursuant to which NewCo shall grant the Holders certain registration rights with respect to certain securities of NewCo, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly controls or is controlled by, or is under common control with, such specified Person. For purposes of this Agreement, no party to this Agreement shall be deemed to be an Affiliate of another party to this Agreement solely by reason of the execution and delivery of this Agreement and NewCo and its subsidiaries will not be deemed to be an Affiliate of Spartan Sponsor, Madeleine Charging or E8 Investor.

“Agreement” shall have the meaning given in the Preamble.

“BCA” shall have the meaning given in the Recitals hereto.

“Block Trade” shall have the meaning given in subsection 2.3.1.

“Board” shall mean the board of directors of NewCo.

“Business Combination” shall have the meaning given in the Recitals.

“Change of Control” means the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of NewCo’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of NewCo.

“Commission” shall mean the Securities and Exchange Commission.

“Common Shares” shall have the meaning given in the Recitals hereto.

“Demanding Holder” shall mean any Holder or group of Holders that together elects to dispose of Registrable Securities having an aggregate value of at least $50 million, at the time of the Underwritten Demand, under a Registration Statement pursuant to an Underwritten Offering.

“E8 Investor” shall have the meaning given in the Recitals hereto.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Recitals hereto.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Financial Counterparty” shall have meaning given in subsection 2.3.1.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1.

“Holders” shall have the meaning given in the Preamble.

“Lock-Up Holder” shall have the meaning given in subsection 5.3.

“Madeleine Charging” shall have the meaning given in the Preamble.

“Madeleine Charging Underwritten Demand” shall have the meaning given in subsection 2.1.2(b).

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or necessary to make the statements therein not misleading, or an untrue statement of a material fact or an omission to state a material fact necessary to make the statements in a Prospectus, in the light of the circumstances under which they were made, not misleading.

“NewCo” shall have the meaning given in the Preamble.

“Other Coordinated Offering” shall have the meaning given in subsection 2.3.1.

“Permitted Transferee” means, prior to the expiration of the lock-up set forth in Article V, any person or entity to whom such Lock-up Holder is permitted to Transfer any Registrable Securities pursuant to subsections 5.3.1 through 5.3.7.

2

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in subsection 2.1.3.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean (a) the Private Placement Warrants (including any Common Shares issued or issuable upon the exercise of any such Private Placement Warrants), (b) any outstanding Common Shares held by a Holder as of the date of this Agreement (including, for the avoidance of doubt, any Common Shares issued in the Private Placement (as defined in the BCA)), (c) any equity securities (including the Common Shares issued or issuable upon the exercise of any such equity security) of NewCo issuable upon conversion of any working capital loans in an amount up to $1.5 million made to the SPAC by a Holder, and (d) any other equity security of NewCo issued or issuable with respect to any such Common Shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by NewCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 and Rule 145 (as applicable) promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any securities exchange on which the Common Shares are then listed);

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters solely in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for NewCo;

(E)    reasonable fees and disbursements of all independent registered public accountants of NewCo incurred specifically in connection with such Registration;

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(F)    the fees and expenses incurred in connection with the listing of any Registrable Securities on each securities exchange on which the Common Shares are then listed;

(G)    the fees and expenses incurred by NewCo in connection with any Underwritten Offering or other offering involving an Underwriter;

(H)    reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of Registrable Securities held by the Demanding Holders initiating an Underwritten Demand to be registered for offer and sale in the applicable Underwritten Offering or in the case of a Piggyback Registration, by the holders of fifty percent (50%) or more of the Registrable Securities participating in the offering not to exceed $30,000 per Registration or $75,000 per Underwritten Offering; and

(I)    all expenses with respect to a road show that NewCo is obligated to participate in pursuant to the terms of this Agreement.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.2 of this Agreement.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1.

“SPAC” shall have the meaning given in the Recitals.

“Spartan Sponsor” shall have the meaning given in the Preamble

“Subsequent Shelf Registration Statement” shall have the meaning given in subsection 2.1.1(c).

“Suspension Event” shall have the meaning given in Section 3.4 of this Agreement.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal or as a broker, placement agent or sales agent in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.2 of this Agreement.

“Underwritten Offering” shall mean a Registration in which securities of NewCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in subsection 2.1.4.

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ARTICLE II

REGISTRATIONS

2.1    Registration.

2.1.1    Shelf Registration. (a) NewCo agrees that, within fifteen (15) business days after the consummation of the Business Combination, NewCo will file with the Commission (at NewCo’s sole cost and expense) a Registration Statement registering the resale or other disposition of the Registrable Securities (a “Shelf Registration”).

(b) NewCo shall use its commercially reasonable efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Subject to the limitations contained in this Agreement, NewCo shall effect any Shelf Registration on such appropriate registration form of the Commission (i) as shall be selected by NewCo and (ii) as shall permit the resale or other disposition of the Registrable Securities by the Holders. If at any time a Registration Statement filed with the Commission pursuant to this Section 2.1.1 is effective and a Holder provides written notice to NewCo that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, NewCo will amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

(c)     If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, NewCo shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the sale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, NewCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if NewCo is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date and otherwise eligible to use such form) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be a Registration Statement on Form S-3 or Form F-3, as applicable, or similar short-form registration statement available to NewCo to the extent that NewCo is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. NewCo’s obligation under this subsection 2.1.1(c), shall, for the avoidance of doubt, be subject to Section 3.4.

(d)    Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for sale on a delayed or continuous basis, NewCo, upon written request of Spartan Sponsor or such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered, at NewCo’s option, by any then available Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that NewCo shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of Spartan Sponsor and the Holders.

2.1.2    Underwritten Offering. (a) Subject to the provisions of subsection 2.1.3, Section 2.4 and Section 3.4 of this Agreement, any Demanding Holder may make a written demand to NewCo for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 of this Agreement (an

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“Underwritten Demand”). NewCo shall, within ten (10) days of NewCo’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify NewCo, in writing, within five (5) days (two (2) days if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from NewCo. Upon receipt by NewCo of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in the Underwritten Offering pursuant to such Underwritten Demand. At the option of the Demanding Holder, the Underwritten Offering may be made pursuant to a Registration Statement filed in accordance with subsection 2.1.2(b) hereof if Madeleine Charging elects to be a Requesting Holder; provided that such Underwritten Offering shall be understood to have been made pursuant to an Underwritten Demand and shall not be counted as a Madeleine Charging Underwritten Demand (as defined herein) pursuant to subsection 2.1.2(b) of this Agreement except to the extent set forth in such subsections. All such Holders proposing to distribute their Registrable Securities through such Underwritten Offering under this subsection 2.1.2 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holder initiating the Underwritten Offering. Notwithstanding the foregoing, NewCo is not obligated to effect more than three (3) Underwritten Demands pursuant to this subsection 2.1.2 (a) and is not obligated to effect an Underwritten Offering within ninety (90) days after the closing of an Underwritten Offering.

(b)     Subject to the provisions of Section 2.4 and Section 3.4 of this Agreement, Madeleine Charging may make a written demand to NewCo for an Underwritten Offering pursuant to a Registration Statement to be filed with the Commission (a “Madeleine Charging Underwritten Demand”). NewCo shall within fifteen (15) business days of NewCo’s receipt of such Madeleine Charging Underwritten Demand cause such Registration Statement to be filed with the Commission and use its commercially reasonable efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of such Registration Statement. Notwithstanding the foregoing, NewCo is not obligated to effect more than three (3) Madeleine Charging Underwritten Demands (which shall include any Underwritten Demand in which Madeleine Charging participates as a Requesting Holder for the full amount of Registrable Securities that it elected to be included in such Underwritten Offering) pursuant to this subsection 2.1.2(b) and is not obligated to effect an Underwritten Offering within ninety (90) days after the closing of an Underwritten Offering.

2.1.3    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises or advise NewCo, the Demanding Holders, the Requesting Holders and other Persons holding Common Shares or other equity securities of NewCo that NewCo is obligated to include pursuant to separate written contractual arrangements with such Persons (if any), taken together with all other Common Shares or other securities which NewCo desires to sell, in writing that the dollar amount or number of Registrable Securities or other equity securities of NewCo requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of NewCo that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then NewCo shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities (provided, that in any Madeleine Charging Underwritten Demand, the Maximum Number of Securities under this clause “first” shall be allocated first to Madeleine Charging until Madeleine Charging has sold, or is allocated in such Madeleine Charging Underwritten Demand, 4.4 million Registrable Securities under this Agreement, and thereafter shall be allocated among the Demanding Holders and Requesting Holders, Pro Rata); (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Shares or other equity securities of NewCo that NewCo desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Shares or other equity securities of NewCo held by other Persons that NewCo is obligated to include pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.4    Registration Withdrawal. The Demanding Holders initiating an Underwritten Offering pursuant to subsection 2.1.2 of this Agreement shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification to NewCo of their intention to withdraw from such Underwritten Offering prior to the launch of such Underwritten Offering (a “Withdrawal Notice”). Following the receipt of any such Withdrawal Notice, NewCo shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, NewCo shall be responsible for the Registration Expenses incurred in connection with an Underwritten Demand prior to its withdrawal under this subsection 2.1.4. For the avoidance of doubt, any such Underwritten Offering shall constitute an Underwritten Demand pursuant to Section 2.1.2 notwithstanding delivery of any such Withdrawal Notice.

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2.2    Piggyback Registration.

2.2.1    Piggyback Rights. If NewCo proposes to (i) file a Registration Statement under the Securities Act with respect to an offering of equity securities of NewCo, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities of NewCo, for its own account or for the account of stockholders of NewCo, other than a Registration Statement (A) filed in connection with any employee stock option or other benefit plan, (B) for an exchange offer or offering of securities solely to NewCo’s existing securityholders, (C) for an offering of debt that is convertible into equity securities of NewCo or (D) for a dividend reinvestment plan, or (ii) consummate an Underwritten Offering for its own account or for the account of shareholders of NewCo, then NewCo shall give written notice of such proposed action to all of the Holders of Registrable Securities as soon as practicable (but in the case of filing a Registration Statement, not less than ten (10) days before the anticipated filing date of such Registration Statement), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within (a) five (5) days in the case of filing a Registration Statement and (b) two (2) days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) day), in each case after receipt of such written notice (such Registration, a “Piggyback Registration”). NewCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of NewCo included in such Piggyback Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by NewCo.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises or advise NewCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of the equity securities of NewCo that NewCo desires to sell, taken together with (i) the shares of equity securities of NewCo, if any, as to which Registration or Underwritten Offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration or Underwritten Offering has been requested pursuant to Section 2.2 of this Agreement and (iii) the shares of equity securities of NewCo, if any, as to which Registration or Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of NewCo, exceeds the Maximum Number of Securities, then:

(a)    If the Registration or Underwritten Offering is undertaken for NewCo’s account, NewCo shall include in any such Registration or Underwritten Offering (A) first, the Common Shares or other equity securities of NewCo that NewCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Shares or other equity securities of NewCo, if any, as to which Registration or Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other shareholders of NewCo, which can be sold without exceeding the Maximum Number of Securities; or

(b)    If the Registration or Underwritten Offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then NewCo shall include in any such Registration or Underwritten Offering (A) first, Common Shares or other equity securities of NewCo, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Shares or other equity securities of NewCo that NewCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Shares or other equity securities of NewCo for the account of other Persons (other than those specified in clause (A)) that NewCo is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.

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2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to NewCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to, as applicable, the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. NewCo (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, NewCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand or a Madeleine Charging Underwritten Demand effected under Section 2.1 of this Agreement.

2.3     Block Trades; Other Coordinated Offerings.

2.3.1     Block Trade and Other Coordinated Offering Rights. Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with a total aggregate offering price reasonably expected to exceed either (x) $25 million or (y) all remaining Registrable Securities held by the Demanding Holder, then if such Demanding Holder requires any assistance from NewCo pursuant to this Section 2.3, such Holder shall notify NewCo of the Block Trade or Other Coordinated Offering at least fourteen (14) days prior to the day such offering is to commence and NewCo shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided, that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with NewCo and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.3.2    Block Trade or Other Coordinated Offering Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to withdraw from such Block Trade or Other Coordinated Offering for any or no reason whatsoever upon written notification to NewCo, the Underwriter or Underwriters (if any) and Financial Counterparty (if any). Notwithstanding anything to the contrary in this Agreement, NewCo shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.3.2.

2.3.3    Piggyback Registration. Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to Section 2.3 of this Agreement.

2.3.4    Underwriters and Financial Counterparty. The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.3.5    Maximum Demands. A Holder in the aggregate may demand no more than four (4) Block Trades or Other Coordinated Offerings pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.2 hereof.

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2.4    Restrictions on Registration Rights. If the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of the Board such Underwritten Offering would be seriously detrimental to NewCo and the Board concludes as a result that it is essential to defer the filing of such Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case NewCo shall furnish to such Holders duly authorized resolutions of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to NewCo for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, NewCo shall have the right to defer such filing or offering for a period of not more than thirty (30) days. In no event shall this Section 2.4 limit the rights of NewCo set forth in Section 3.4 hereof.

ARTICLE III

NEWCO PROCEDURES

3.1    General Procedures. NewCo shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto NewCo shall, as expeditiously as possible and to the extent applicable:

3.1.1    prepare and file with the Commission, within the time frame required by subsection 2.1.1, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Demanding Holders or any Underwriter or as may be required by the rules, regulations or instructions applicable to the registration form used by NewCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that NewCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4    prior to any Registration of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of NewCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable

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Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that NewCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by NewCo are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided, that NewCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act;

3.1.10    subject to the provisions of this Agreement, notify the Holders of the happening of any event as a result of which a Misstatement exists, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.11    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a Financial Counterparty pursuant to such Registration, permit a representative of the Holders (such representative to be selected by a majority of the Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause NewCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to NewCo, prior to the release or disclosure of any such information;

3.1.12    use commercially reasonable efforts to allow Underwriters to obtain a comfort letter from NewCo’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or sale by a Financial Counterparty pursuant to such Registration (subject to such Financial Counterparty providing such certification or representation reasonably requested by NewCo’s independent registered public accountants and NewCo’s counsel), in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter may reasonably request;

3.1.13    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, use commercially reasonable efforts to allow counsel representing NewCo for the purposes of such Registration to deliver customary legal opinions, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in opinions delivered in connection with such transactions and negative assurance letters, and reasonably satisfactory to such placement agent, sales agent or Underwriter;

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3.1.14    in the event of an Underwritten Offering or a Block Trade, or an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration to which NewCo has consented, to the extent reasonably requested by such Financial Counterparty in order to engage in such offering, allow the Financial Counterparty to conduct customary “underwriter’s due diligence” with respect to NewCo;

3.1.15    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or Financial Counterparty of such offering or sale;

3.1.16    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of NewCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.17    use its reasonable efforts to make available senior executives of NewCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.18    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2    Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by NewCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3    Requirements for Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering for equity securities of NewCo pursuant to a Registration initiated by NewCo hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by NewCo and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4    Suspension of Sales. Notwithstanding anything to the contrary in this Agreement, NewCo shall be entitled to (A) delay or postpone the (i) initial effectiveness of any Registration Statement or (ii) launch of any Underwritten Offering, in each case, filed or requested pursuant to this Agreement, and (B) from time to time to require the Holders not to sell under any Registration Statement or Prospectus or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by NewCo or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by NewCo in the applicable Registration Statement or Prospectus of material information that NewCo has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement or Prospectus would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement or Prospectus to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that NewCo may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering on more than two (2) occasions, for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve (12) month period. Upon receipt of any written notice from NewCo of a Suspension Event while a Registration Statement filed pursuant to this Agreement is effective or if as a result of a Suspension Event a Misstatement exists, each Holder agrees that (i) it will immediately discontinue offers and sales of registered securities under each Registration Statement filed pursuant to this Agreement until the Holder receives copies of a supplemental or amended Prospectus (which NewCo agrees to promptly prepare) that corrects the relevant misstatements or omissions and receives notice

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that any post-effective amendment has become effective or unless otherwise notified by NewCo that it may resume such offers and sales and (ii) it will maintain the confidentiality of information included in such written notice delivered by NewCo unless otherwise required by law or subpoena. If so directed by NewCo, the Holders will deliver to NewCo or, in Holders’ sole discretion destroy, all copies of each Prospectus covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (A) to the extent the Holders are required to retain a copy of such Prospectus (x) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, NewCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by NewCo after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. NewCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell or otherwise dispose of shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 (or any successor rule promulgated thereafter by the Commission), including using commercially reasonable efforts to provide any reasonably requested legal opinions.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1    NewCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, employees, advisors, agents, representatives, members and each Person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such Persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained in any information furnished in writing to NewCo by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to NewCo in writing such information and affidavits as NewCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify NewCo, its directors, officers, employees, advisors, agents, representatives and each Person who controls NewCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such Persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to NewCo by or on behalf of such Holder specifically for use therein. In no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3    Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict

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of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, advisor, agent, representative, member or controlling Person of such indemnified party and shall survive the transfer of securities.

4.1.5    If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1    Madeleine Charging. Madeleine Charging agrees not to Transfer the Registrable Securities received by it pursuant to the Business Combination, without the prior written consent of the Board, until the date that is one hundred and eighty (180) days after the Closing or earlier if, subsequent to the Closing, (i) the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred and twenty (120) days after the Closing, or (ii) NewCo consummates a liquidation, merger, stock exchange or other similar transaction which results in all of NewCo’s stockholders having the right to exchange their Common Shares for cash, securities or other property. For the avoidance of doubt, the restrictions set forth in this Article V do not apply to any Registrable Securities received by Madeleine Charging pursuant to the Private Placement (as defined in the BCA).

5.2.    E8. E8 agrees not to Transfer the Registrable Securities that constitute E8 Part B Company Shares received by it in the E8 Share Issuance (as defined in the BCA) until the date that is eighteen (18) months after the Closing or earlier if, subsequent to the Closing, NewCo consummates a liquidation, merger, stock exchange or other similar transaction which results in all of NewCo’s stockholders having the right to exchange their Common Shares for cash, securities or other property.

5.3    Permitted Transfers. Notwithstanding the provisions set forth in Sections 5.1 and 5.2, Madeleine Charging, or E8 and each of their respective Permitted Transferees (each, a “Lock-up Holder”), as the case may be, may Transfer Registrable Securities:

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5.3.1 by will, other testamentary document or intestacy;

5.3.2 as a bona fide gift or gifts, including to charitable organizations or for bona fide estate planning purposes;

5.3.3 to any trust for the direct or indirect benefit of the Lock-up Holder or the immediate family of the Lock-up Holder, or if the Lock-up Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

5.3.4 to a partnership, limited liability company or other entity of which such Lock-up Holder or the immediate family of such Lock-up Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

5.3.5 (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Lock-up Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Lock-up Holder or affiliates of such Lock-up Holder (including, for the avoidance of doubt, where such Lock-up Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of such Lock-up Holder;

5.3.6 to a nominee or custodian of any person or entity to whom a Transfer would be permissible under subsections 5.3.1 through 5.3.5 above;

5.3.7 in the case of an individual, by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or related court order;

5.3.8 from an employee or a director of, or a service provider to, NewCo or any of its subsidiaries upon the death, disability or termination of employment, in each case, of such person; or

5.3.9 pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board and made to all holders of shares of NewCo’s capital stock involving a Change of Control (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Lock-up Holder’s Registrable Securities shall remain subject to the Lock-up;

provided that, in the case of any Transfer of Registrable Securities pursuant to subsections 5.3.1 through 5.3.7 above, (1) such Transfer shall not involve a disposition for value; (2) the Registrable Securities shall remain subject to the Lock-up; (3) any required public report or filing shall disclose the nature of such Transfer and that the Registrable Securities remain subject to the Lock-up; and (4) there shall be no voluntary public disclosure or other announcement of such Transfer.

ARTICLE VI

MISCELLANEOUS

6.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service or sent by overnight mail via a reputable overnight carrier, in each case providing evidence of delivery or (iii) transmission by hand delivery, telecopy, telegram, facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery, telecopy, telegram or overnight mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in

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the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to NewCo, to: [___], and, if to any Holder, to the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2    Assignment; No Third Party Beneficiaries.

6.2.1    This Agreement and the rights, duties and obligations of NewCo hereunder may not be assigned or delegated by NewCo in whole or in part.

6.2.2    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

6.2.3    This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto or do not hereafter become a party to this Agreement pursuant to Section 6.2 of this Agreement.

6.2.4    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate NewCo unless and until NewCo shall have received (i) written notice of such assignment as provided in Section 6.1 of this Agreement and (ii) the written agreement of the assignee, in a form reasonably satisfactory to NewCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

6.5    Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.6    Amendments and Modifications. Upon the written consent of NewCo and the Holders of at least a majority-in-interest of the Registrable Securities held by the Holders at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, (a) any amendment hereto or waiver hereof that adversely affects any Holder, solely in his, her or its capacity as a holder of the shares of capital stock of NewCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected and (b) any amendment or waiver hereof that materially and adversely affects the rights expressly granted to Spartan Sponsor shall require the consent of Spartan Sponsor. No course of dealing between any Holder or NewCo and any other party hereto or any failure or delay on the part of a Holder or NewCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or NewCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

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6.7    Other Registration Rights. NewCo represents and warrants that no Person, other than (a) a Holder of Registrable Securities, (b) the parties to those certain Subscription Agreements, dated as of July 28, 2021, by and between NewCo and certain investors, and (c) the holders of the SPAC’s warrants pursuant to that certain Warrant Agreement, dated as of February 8, 2021, and assumed by NewCo on or about the date hereof, has any right to require NewCo to register any securities of NewCo for sale or to include such securities of NewCo in any Registration filed by NewCo for the sale of securities for its own account or for the account of any other person. Further, NewCo represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. NewCo shall not, without the prior consent of Spartan Sponsor enter into any agreement with respect to its securities that is inconsistent in any material respect with, or provides registration rights that are senior in priority to, the rights granted to the Holders by this Agreement.

6.8    Term. This Agreement shall terminate upon the earlier of (i) the tenth (10th) anniversary of the date of this Agreement and (ii) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article IV shall survive any termination.

6.9    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.10    Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Existing Registration Rights Agreement shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

NEWCO:

ATHENA PUBCO B.V.,
a Dutch private limited liability company

By:
Name:
Title:

Signature Page to Registration Rights Agreement

HOLDERS:

SPARTAN ACQUISITION SPONSOR III LLC,

a Delaware limited liability company

By:

        Name: Geoffrey Strong

        Title: Chief Executive Officer

MADELEINE CHARGING B.V.,

a Dutch private limited liability company

By:

        Name:

        Title:

E8 PARTENAIRES,

a French societe par actions simplifee

By:

        Name:

        Title:

[OTHER HOLDERS]

Signature Page to Registration Rights Agreement

Exhibit B

Final Form

1

This is a translation into English of the official Dutch version of the articles of association of a public company with limited liability under Dutch law. Definitions included in Article 1 below appear in the English alphabetical order, but will appear in the Dutch alphabetical order in the official Dutch version. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

ARTICLES OF ASSOCIATION

ALLEGO N.V.

DEFINITIONS AND INTERPRETATION

Article 1

1.1	In these articles of association the following definitions shall apply:

Article	An article of these articles of association.

Board	The Company’s board of directors.

Board Rules	The internal rules applicable to the Board, as drawn up by the Board.

CEO	The Company’s chief executive officer.

Chairperson	The Chairperson of the Board.

Company	The company to which these articles of association pertain.

DCC	The Dutch Civil Code.

Director	A member of the Board.

Executive Director	An executive Director.

General Meeting	The Company’s general meeting.

Group Company	An entity or partnership which is organisationally connected with the Company in an economic unit within the meaning of Section 2:24b DCC.

Indemnified Officer	A current or former Director or such other current or former officer or employee of the Company or its Group Companies as designated by the Board.

Meeting Rights	With respect to the Company, the rights attributed by law to the holders of depository receipts issued for shares with a company’s cooperation, including the right to attend and address a General Meeting.

2

Non-Executive Director	A non-executive Director.

Person with Meeting Rights	A shareholder, a usufructuary or pledgee with voting rights or a holder of depository receipts for ordinary shares issued with the Company’s cooperation.

Record Date	The date of registration for a General Meeting as provided by law.

Simple Majority	More than half of the votes cast.

Subsidiary	A subsidiary of the Company within the meaning of Section 2:24a DCC.

Vice-Chairperson	The vice-Chairperson of the Board.

1.2	Unless the context requires otherwise, references to “ordinary shares” or “shareholders” are to ordinary shares in the Company’s capital or to the holders thereof, respectively.

1.3	References to statutory provisions are to those provisions as they are in force from time to time.

1.4	Terms that are defined in the singular have a corresponding meaning in the plural.

1.5	Words denoting a gender include each other gender.

1.6	Except as otherwise required by law, the terms “written” and “in writing” include the use of electronic means of communication.

NAME AND SEAT

Article 2

2.1	The Company’s name is Allego N.V.

2.2	The Company has its corporate seat in Arnhem.

OBJECTS

Article 3

The Company’s objects are:

a.

to invent, to develop, to supply and to exploit public and private charging infrastructure for any type of transport using zero emission fuels (electricity, hydrogen) in and for the benefit of municipalities, regions, companies and consumers in order to, but not limited to, stimulate zero emission mobility, make the society more sustainable, reduce CO2 and NOx emissions and improve the quality of air;

b.

the development and delivery of products and services aimed at (initiatives in) the field of clean mobility, which in any way relate or relate to zero emission mobility, as well as promoting the development of such products and services and everything related to the aforementioned in the widest sense;

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c.

to actively stimulate and participate in studies, developments, the provision of information and sharing of knowledge with regard to the impact of zero emission mobility at a national, European and global level, in collaboration with governments, companies, knowledge institutions and other parties concerned;

d.

to incorporate, to participate in any manner whatsoever, to manage, to supervise, to cooperate with, to acquire, to maintain, to dispose of, to transfer or to administer in any other manner whatsoever all sorts of participations and interests in businesses, legal entities and companies as well as to enter into joint ventures;

e.	to finance assets, businesses, legal entities and companies;

f.

to borrow, to lend and to raise funds, to participate in all sorts of financial transactions, including the issue of bonds, promissory notes or other securities, to invest in securities in the widest sense of the word, and to enter into agreements in connection with the foregoing;

g.	to grant guarantees, to bind the Company and to grant security over the assets of the Company for the benefit of Group Companies and for the benefit of third parties;

h.	to advise and to render services to Group Companies and to third parties;

i.	to acquire, to administer, to operate, to encumber, to dispose of and to transfer moveable assets and real property and any right to or interest therein;

j.	to trade in currencies, securities and financial assets in general;

k.

to obtain, to exploit, to dispose of and to transfer patents and other industrial and intellectual property rights, to obtain and to grant licenses, sub-licenses and similar rights of whatever name and description and, if necessary, to protect the rights derived from patents and other industrial and intellectual property rights, licenses, sub-licenses and similar rights against infringements by third parties;

l.	to carry out all sorts of industrial, financial and commercial activities, including the import, export, purchase, sale, distribution and marketing of products and raw materials; and

m.	to do anything which, in the widest sense, is connected with or may be conducive to the objects described above.

SHARES—AUTHORISED SHARE CAPITAL AND DEPOSITORY RECEIPTS

Article 4

4.1	The Company’s authorised share capital amounts to [amount] euro (EUR [amount]).

4.2	The authorised share capital is divided into [number] ([number]) ordinary shares, each having a nominal value of twelve eurocents (EUR 0.12).

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4.3

The Board may resolve that one or more ordinary shares are divided into such number of fractional ordinary shares as may be determined by the Board. Unless specified differently, the provisions of these articles of association concerning ordinary shares and shareholders apply mutatis mutandis to fractional ordinary shares and the holders thereof, respectively.

4.4	The Company may cooperate with the issue of depository receipts for ordinary shares in its capital.

SHARES—FORM AND SHARE REGISTER

Article 5

5.1

All ordinary shares are in registered form. The Company may issue share certificates for ordinary shares in registered form as may be approved by the Board. Each Director is authorised to sign any such share certificate on behalf of the Company.

5.2	Ordinary Shares shall be numbered consecutively, starting from 1.

5.3

The Board shall keep a register setting out the names and addresses of all shareholders and all holders of a usufruct or pledge in respect of ordinary shares. The register shall also set out any other particulars that must be included in the register pursuant to applicable law. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

5.4

Shareholders, usufructuaries and pledgees shall provide the Board with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars shall be borne by the party concerned.

5.5	All notifications may be sent to shareholders, usufructuaries and pledgees at their respective addresses as set out in the register.

SHARES—ISSUE

Article 6

6.1

The Company can only issue ordinary shares pursuant to a resolution of the General Meeting or of another body authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of ordinary shares that may be issued must be specified. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to issue ordinary shares, the General Meeting shall not have this authority.

6.2

Article 6.1 applies mutatis mutandis to the granting of rights to subscribe for ordinary shares, but does not apply in respect of issuing ordinary shares to a party exercising a previously acquired right to subscribe for ordinary shares.

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6.3	The Company may not subscribe for ordinary shares in its own capital.

SHARES—PRE-EMPTION RIGHTS

Article 7

7.1	Upon an issue of ordinary shares, each shareholder shall have a pre-emption right in proportion to the aggregate nominal value of his ordinary shares.

7.2	In deviation of Article 7.1, shareholders do not have pre-emption rights in respect of:

a.	ordinary shares issued against non-cash contribution; or

b.	ordinary shares issued to employees of the Company or of a Group Company.

7.3

The Company shall announce an issue with pre-emption rights and the period during which those rights can be exercised in the State Gazette and in a daily newspaper with national distribution, unless the announcement is sent in writing to all shareholders at the addresses submitted by them.

7.4	Pre-emption rights may be exercised for a period of at least two weeks after the date of announcement in the State Gazette or after the announcement was sent to the shareholders.

7.5

Pre-emption rights may be limited or excluded by a resolution of the General Meeting or of the body authorised as referred to in Article 6.1, if that body was authorised by the General Meeting for this purpose for a specified period not exceeding five years. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to limit or exclude pre-emption rights, the General Meeting shall not have this authority.

7.6

A resolution of the General Meeting to limit or exclude pre-emption rights, or to grant an authorisation as referred to in Article 7.5, shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

7.7

The preceding provisions of this Article 7 apply mutatis mutandis to the granting of rights to subscribe for ordinary shares, but do not apply in respect of issuing ordinary shares to a party exercising a previously acquired right to subscribe for ordinary shares.

SHARES—PAYMENT

Article 8

8.1

Without prejudice to Section 2:80(2) DCC, the nominal value of an ordinary share and, if the ordinary share is subscribed for at a higher price, the difference between these amounts must be paid up upon subscription for that ordinary share.

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8.2	Ordinary shares must be paid up in cash, except to the extent that payment by means of a contribution in another form has been agreed.

8.3

Payment in a currency other than the euro can only be made with the Company’s consent. Where such a payment is made, the payment obligation is satisfied for the amount in euro for which the paid amount can be freely exchanged. Without prejudice to the last sentence of Section 2:80a(3) DCC, the date of the payment determines the exchange rate.

SHARES—FINANCIAL ASSISTANCE

Article 9

9.1

The Company may not provide security, give a price guarantee, warrant performance in any other way or commit itself jointly and severally or otherwise with or for others with a view to the subscription for or acquisition of ordinary shares or depository receipts for ordinary shares in its capital by others. This prohibition applies equally to Subsidiaries.

9.2

The Company and its Subsidiaries may not provide loans with a view to the subscription for or acquisition of ordinary shares or depository receipts for ordinary shares in the Company’s capital by others, unless the Board resolves to do so and Section 2:98c DCC is observed.

9.3

The preceding provisions of this Article 9 do not apply if ordinary shares or depository receipts for ordinary shares are subscribed for or acquired by or for employees of the Company or of a Group Company.

SHARES—ACQUISITION OF OWN SHARES

Article 10

10.1	The acquisition by the Company of ordinary shares in its own capital which have not been fully paid up shall be null and void.

10.2

The Company may only acquire fully paid up ordinary shares in its own capital for no consideration or if and to the extent that the General Meeting has authorised the Board for this purpose and all other relevant statutory requirements of Section 2:98 DCC are observed.

10.3

An authorisation as referred to in Article 10.2 remains valid for no longer than eighteen months. When granting such authorisation, the General Meeting shall determine the number of ordinary shares that may be acquired, how they may be acquired and within which range the acquisition price must be. An authorisation shall not be required for the Company to acquire ordinary shares in its own capital in order to transfer them to employees of the Company or of a Group Company pursuant to an arrangement applicable to them, provided that these ordinary shares are included on the price list of a stock exchange.

10.4	Without prejudice to Articles 10.1 through 10.3, the Company may acquire ordinary shares in its own capital for cash consideration or for consideration satisfied in the form of assets.

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In the case of a consideration being satisfied in the form of assets, the value thereof, as determined by the Board, must be within the range stipulated by the General Meeting as referred to in Article 10.3.

10.5	The previous provisions of this Article 10 do not apply to ordinary shares acquired by the Company under universal title of succession.

10.6	In this Article 10, references to ordinary shares include depository receipts for ordinary shares.

SHARES—REDUCTION OF ISSUED SHARE CAPITAL

Article 11

11.1

The General Meeting can resolve to reduce the Company’s issued share capital by cancelling ordinary shares or by reducing the nominal value of ordinary shares by virtue of an amendment to these articles of association. The resolution must designate the ordinary shares to which the resolution relates and it must provide for the implementation of the resolution.

11.2	A resolution to cancel ordinary shares may only relate to ordinary shares held by the Company itself or in respect of which the Company holds the depository receipts.

11.3

A resolution of the General Meeting to reduce the Company’s issued share capital shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

SHARES—ISSUE AND TRANSFER REQUIREMENTS

Article 12

12.1

Except as otherwise provided or allowed by Dutch law, the issue or transfer of a ordinary share shall require a deed to that effect and, in the case of a transfer and unless the Company itself is a party to the transaction, acknowledgement of the transfer by the Company.

12.2	The acknowledgement shall be set out in the deed or shall be made in such other manner as prescribed by law.

12.3

For as long as any ordinary shares are admitted to trading on the New York Stock Exchange, the NASDAQ Stock Market or on any other regulated stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of the ordinary shares reflected in the register administered by the relevant transfer agent, without prejudice to the applicable provisions of Chapters 4 and 5 of Title 10 of Book 10 DCC.

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SHARES—USUFRUCT AND PLEDGE

Article 13

13.1	Ordinary shares can be encumbered with a usufruct or pledge.

13.2	The voting rights attached to an ordinary share which is subject to a usufruct or pledge vest in the shareholder concerned.

13.3	In deviation of Article 13.2, the holder of a usufruct or pledge on ordinary shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created.

13.4	Usufructuaries and pledgees without voting rights shall not have Meeting Rights.

BOARD - COMPOSITION

Article 14

14.1	The Company has a Board consisting of:

a.	one or more Executive Directors, being primarily charged with the Company’s day-to-day operations; and

b.	one or more Non-Executive Directors, being primarily charged with the supervision of the performance of the duties of the Directors.

The Board shall be composed of individuals.

14.2	The Board shall determine the number of Executive Directors and the number of Non-Executive Directors.

14.3

The Board shall elect an Executive Director to be the CEO. The Board may dismiss the CEO, provided that the CEO so dismissed shall subsequently continue his term of office as an Executive Director without having the title of CEO.

14.4

The Board shall elect a Non-Executive Director to be the Chairperson and another Non-Executive Director to be the Vice-Chairperson. The Board may dismiss the Chairperson or Vice-Chairperson, provided that the Chairperson or Vice-Chairperson so dismissed shall subsequently continue his term of office as a Non-Executive Director without having the title of Chairperson or Vice-Chairperson, respectively.

14.5

If a Director is absent or incapacitated, he may be replaced temporarily by a person whom the Board has designated for that purpose and, until then, the other Director(s) shall be charged with the management of the Company. If all Directors are absent or incapacitated, the management of the Company shall be attributed to the person who most recently ceased to hold office as the Chairperson. If such former Chairperson is unwilling or unable to accept that position, the management of the Company shall be attributed to the person who most recently ceased to hold office as the CEO. If such former CEO is also unwilling or unable to accept that position, the management of the Company shall be attributed to one or more persons whom the General Meeting has designated for that purpose. The person(s) charged with the management of the Company in this manner, may designate one or more persons to be charged with the management of the Company instead of, or together with, such person(s).

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14.6	A Director shall be considered to be absent or incapacitated within the meaning of Article 14.5:

a.	during the existence of a vacancy on the Board, including as a result of:

i.	his death;

ii.	his dismissal by the General Meeting, other than at the proposal of the Board; or

iii.	his voluntary resignation before his term of office has expired;

iv.	not being reappointed by the General Meeting, notwithstanding a (binding) nomination to that effect by the Board,

provided that the Board may always decide to decrease the number of Directors such that a vacancy no longer exists; or

b.	during his suspension; or

c.

in a period during which the Company has not been able to contact him (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the Board on the basis of the facts and circumstances at hand).

BOARD - APPOINTMENT, SUSPENSION AND DISMISSAL

Article 15

15.1	The General Meeting shall appoint the Directors and may at any time suspend or dismiss any Director. In addition, the Board may at any time suspend an Executive Director.

15.2

The General Meeting can only appoint Directors upon a nomination by the Board. The General Meeting may at any time resolve to render such nomination to be non-binding by a majority of at least two thirds of the votes cast representing more than half of the issued share capital. If a nomination is rendered non-binding, a new nomination shall be made by the Board. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is rendered non-binding. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

15.3

At a General Meeting, a resolution to appoint a Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or the explanatory notes thereto.

15.4	Upon the appointment of a person as a Director, the General Meeting shall determine whether that person is appointed as Executive Director or as Non-Executive Director.

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15.5

A resolution of the General Meeting to suspend or dismiss a Director shall require a majority of at least two thirds of the votes cast representing more than half of the issued share capital, unless the resolution is passed at the proposal of the Board. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

15.6	If a Director is suspended and the General Meeting does not resolve to dismiss him within three months from the date of such suspension, the suspension shall lapse.

BOARD—DUTIES AND ORGANISATION

Article 16

16.1

The Board is charged with the management of the Company, subject to the restrictions contained in these articles of association. In performing their duties, Directors shall be guided by the interests of the Company and of the business connected with it.

16.2

The Board shall draw up Board Rules concerning its organisation, decision-making and other internal matters, with due observance of these articles of association. In performing their duties, the Directors shall act in compliance with the Board Rules.

16.3	The Directors may allocate their duties amongst themselves in or pursuant to the Board Rules or otherwise pursuant to resolutions adopted by the Board, provided that:

a.	the Executive Directors shall be charged with the Company’s day-to-day operations;

b.	the task of supervising the performance of the duties of the Directors cannot be taken away from the Non-Executive Directors;

c.	the Chairperson must be a Non-Executive Director; and

d.	the making of proposals for the appointment of a Director and the determination of the compensation of the Executive Directors cannot be allocated to an Executive Director.

16.4

The Board may determine in writing, in or pursuant to the Board Rules or otherwise pursuant to resolutions adopted by the Board, that one or more Directors can validly pass resolutions in respect of matters which fall under his/their duties.

16.5

The Board shall establish the committees which the Company is required to have and otherwise such committees as are deemed to be appropriate by the Board. The Board shall draw up (and/or include in the Board Rules) rules concerning the organisation, decision-making and other internal matters of its committees.

16.6	The Board may perform the legal acts referred to in Section 2:94(1) DCC without the prior approval of the General Meeting.

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BOARD—DECISION-MAKING

Article 17

17.1	Without prejudice to Article 17.5, each Director may cast one vote in the decision-making of the Board.

17.2	A Director can be represented by another Director holding a written proxy for the purpose of the deliberations and the decision-making of the Board.

17.3	Resolutions of the Board shall be passed, irrespective of whether this occurs at a meeting or otherwise, by Simple Majority unless the Board Rules provide differently.

17.4

Invalid votes, blank votes and abstentions shall not be counted as votes cast. Directors who casted an invalid or blank vote or who abstained from voting shall be taken into account when determining the number of Directors who are present or represented at a meeting of the Board.

17.5

Where there is a tie in any vote of the Board, the Chairperson shall have a casting vote, provided that there are at least three Directors in office. Otherwise, the relevant resolution shall not have been passed.

17.6	The Executive Directors shall not participate in the decision-making concerning:

a.	the determination of the compensation of Executive Directors; and

b.	the instruction of an auditor to audit the annual accounts if the General Meeting has not granted such instruction.

17.7

A Director shall not participate in the deliberations and decision-making of the Board on a matter in relation to which he has a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it. If, as a result thereof, no resolution can be passed by the Board, the resolution may nevertheless be passed by the Board as if none of the Directors has a conflict of interests as described in the previous sentence.

17.8	Meetings of the Board can be held through audio-communication facilities, unless a Director objects thereto.

17.9

Resolutions of the Board may, instead of at a meeting, be passed in writing, provided that all Directors are familiar with the resolution to be passed and none of them objects to this decision-making process. Articles 17.1 through 17.7 apply mutatis mutandis.

17.10	The approval of the General Meeting is required for resolutions of the Board concerning a material change to the identity or the character of the Company or the business, including in any event:

a.	transferring the business or materially all of the business to a third party;

b.

entering into or terminating a long-lasting alliance of the Company or of a Subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for the Company; and

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c.

acquiring or disposing of an interest in the capital of a company by the Company or by a Subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the Company’s most recently adopted annual accounts.

17.11

The absence of the approval of the General Meeting of a resolution as referred to in Article 17.10 shall result in the relevant resolution being null and void pursuant to Section 2:14(1) DCC but shall not affect the powers of representation of the Board or of the Directors.

BOARD—COMPENSATION

Article 18

18.1	The General Meeting shall determine the Company’s policy concerning the compensation of the Board with due observance of the relevant statutory requirements.

18.2	The compensation of Directors shall be determined by the Board with due observance of the policy referred to in Article 18.1.

18.3

The Board shall submit proposals concerning compensation arrangements for the Board in the form of ordinary shares or rights to subscribe for ordinary shares to the General Meeting for approval. This proposal must at least include the number of ordinary shares or rights to subscribe for ordinary shares that may be awarded to the Board and which criteria apply for such awards or changes thereto. The absence of the approval of the General Meeting shall not affect the powers of representation.

BOARD - REPRESENTATION

Article 19

19.1	The Board is entitled to represent the Company.

19.2	The power to represent the Company also vests in the CEO individually, as well as in any other two Executive Directors acting jointly.

19.3

The Company may also be represented by the holder of a power of attorney to that effect. If the Company grants a power of attorney to an individual, the Board may grant an appropriate title to such person.

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INDEMNITY

Article 20

20.1	The Company shall indemnify and hold harmless each of its Indemnified Officers against:

a.	any financial losses or damages incurred by such Indemnified Officer; and

b.

any expense reasonably paid or incurred by such Indemnified Officer in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he becomes involved, to the extent this relates to his current or former position with the Company and/or a Group Company and in each case to the extent permitted by applicable law.

20.2	No indemnification shall be given to an Indemnified Officer:

a.

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such Indemnified Officer that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described in Article 20.1 are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such Indemnified Officer);

b.

to the extent that his financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

c.

in relation to proceedings brought by such Indemnified Officer against the Company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to these articles of association, pursuant to an agreement between such Indemnified Officer and the Company which has been approved by the Board or pursuant to insurance taken out by the Company for the benefit of such Indemnified Officer; or

d.	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Company’s prior consent.

20.3	The Board may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to in Article 20.1.

GENERAL MEETING—CONVENING AND HOLDING MEETINGS

Article 21

21.1	Annually, at least one General Meeting shall be held. This annual General Meeting shall be held within six months after the end of the Company’s financial year.

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21.2	A General Meeting shall also be held:

a.

within three months after the Board has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than half of its paid up and called up capital, in order to discuss the measures to be taken if so required; and

b.	whenever the Board so decides.

21.3

General Meetings must be held in the place where the Company has its corporate seat or in Amsterdam, Assen, The Hague, Haarlem, ‘s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle.

21.4

If the Board has failed to ensure that a General Meeting as referred to in Articles 21.1 or 21.2 paragraph a. is held, each Person with Meeting Rights may be authorised by the court in preliminary relief proceedings to do so.

21.5

One or more Persons with Meeting Rights who collectively represent at least the part of the Company’s issued share capital prescribed by law for this purpose may request the Board in writing to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Person(s) with Meeting Rights may be authorised, at his/their request, by the court in preliminary relief proceedings to convene a General Meeting.

21.6

Any matter of which the discussion has been requested in writing by one or more Persons with Meeting Rights who, individually or collectively, represent at least the part of the Company’s issued share capital prescribed by law for this purpose shall be included in the convening notice or announced in the same manner, if the Company has received the substantiated request or a proposal for a resolution no later than on the sixtieth day prior to that of the General Meeting.

21.7

Persons with Meeting Rights who wish to exercise their rights as described in Articles 21.5 and 21.6 must first consult the Board. In that respect, the Board shall have, and Persons with Meeting Rights must observe, the right to invoke any cooling-off period and response period provided under applicable law and/or the Dutch Corporate Governance Code.

21.8	A General Meeting must be convened with due observance of the relevant statutory minimum convening period.

21.9

All Persons with Meeting Rights must be convened for the General Meeting in accordance with applicable law. The shareholders may be convened for the General Meeting by means of convening letters sent to the addresses of those shareholders in accordance with Article 5.5. The previous sentence does not prejudice the possibility of sending a convening notice by electronic means in accordance with Section 2:113(4) DCC.

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GENERAL MEETING—PROCEDURAL RULES

Article 22

22.1	The General Meeting shall be chaired by one of the following individuals, taking into account the following order of priority:

a.	by the Chairperson, if there is a Chairperson and he is present at the General Meeting;

b.	by the Vice-Chairperson, if there is a Vice-Chairperson and he is present at the General Meeting;

c.	by another Non-Executive Director who is chosen by the Non-Executive Directors present at the General Meeting from their midst;

d.	by the CEO, if there is a CEO and he is present at the General Meeting; or

e.	by another person appointed by the General Meeting.

The person who should chair the General Meeting pursuant to paragraphs a. through d. may appoint another person to chair the General Meeting instead of him.

22.2

The Chairperson of the General Meeting shall appoint another person present at the General Meeting to act as secretary and to minute the proceedings at the General Meeting. The minutes of a General Meeting shall be adopted by the Chairperson of that General Meeting or by the Board. Where an official report of the proceedings is drawn up by a civil law notary, no minutes need to be prepared. Every Director may instruct a civil law notary to draw up such an official report at the Company’s expense.

22.3	The Chairperson of the General Meeting shall decide on the admittance to the General Meeting of persons other than:

a.	the persons who have Meeting Rights at that General Meeting, or their proxyholders; and

b.	those who have a statutory right to attend that General Meeting on other grounds.

22.4

The holder of a written proxy from a Person with Meeting Rights who is entitled to attend a General Meeting shall only be admitted to that General Meeting if the proxy is determined to be acceptable by the Chairperson of that General Meeting.

22.5

The Company may direct that any person, before being admitted to a General Meeting, identify himself by means of a valid passport or driver’s license and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances. Persons who do not comply with these requirements may be refused entry to the General Meeting.

22.6	The Chairperson of the General Meeting has the right to eject any person from the General Meeting if he considers that person to disrupt the orderly proceedings at the General Meeting.

22.7	The General Meeting may be conducted in a language other than the Dutch language, if so determined by the Chairperson of the General Meeting.

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22.8

The Chairperson of the General Meeting may limit the amount of time that persons present at the General Meeting are allowed to take in addressing the General Meeting and the number of questions they are allowed to raise, with a view to safeguarding the orderly proceedings at the General Meeting. The Chairperson of the General Meeting may also adjourn the meeting if he considers that this shall safeguard the orderly proceedings at the General Meeting.

GENERAL MEETING—EXERCISE OF MEETING AND VOTING RIGHTS

Article 23

23.1

Each Person with Meeting Rights has the right to attend, address and, if applicable, vote at General Meetings, whether in person or represented by the holder of a written proxy. Holders of fractional ordinary shares together constituting the nominal value of an ordinary share shall exercise these rights collectively, whether through one of them or through the holder of a written proxy.

23.2

The Board may decide that each Person with Meeting Rights is entitled, whether in person or represented by the holder of a written proxy, to participate in, address and, if applicable, vote at the General Meeting by electronic means of communication. For the purpose of applying the preceding sentence it must be possible, by electronic means of communication, for the Person with Meeting Rights to be identified, to observe in real time the proceedings at the General Meeting and, if applicable, to vote. The Board may impose conditions on the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and the reliability and security of the communication. Such conditions must be announced in the convening notice.

23.3

The Board can also decide that votes cast through electronic means of communication or by means of a letter prior to the General Meeting are considered to be votes that are cast during the General Meeting. These votes shall not be cast prior to the Record Date.

23.4

For the purpose of Articles 23.1 through 23.3, those who have voting rights and/or Meeting Rights on the Record Date and are recorded as such in a register designated by the Board shall be considered to have those rights, irrespective of whoever is entitled to the ordinary shares or depository receipts at the time of the General Meeting. Unless Dutch law requires otherwise, the Board is free to determine, when convening a General Meeting, whether the previous sentence applies.

23.5

Each Person with Meeting Rights must notify the Company in writing of his identity and his intention to attend the General Meeting. This notice must be received by the Company ultimately on the seventh day prior to the General Meeting, unless indicated otherwise when such General Meeting is convened. Persons with Meeting Rights that have not complied with this requirement may be refused entry to the General Meeting.

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GENERAL MEETING—DECISION-MAKING

Article 24

24.1

Each ordinary share shall give the right to cast one vote at the General Meeting. Fractional ordinary shares, if any, collectively constituting the nominal value of an ordinary share shall be considered to be equivalent to such ordinary share.

24.2

No vote can be cast at a General Meeting in respect of an ordinary share belonging to the Company or a Subsidiary or in respect of an ordinary share for which any of them holds the depository receipts. Usufructuaries and pledgees of ordinary shares belonging to the Company or its Subsidiaries are not, however, precluded from exercising their voting rights if the usufruct or pledge was created before the relevant ordinary share belonged to the Company or a Subsidiary. Neither the Company nor a Subsidiary can vote ordinary shares in respect of which it holds a usufruct or a pledge.

24.3

Unless a greater majority is required by law or by these articles of association, all resolutions of the General Meeting shall be passed by Simple Majority. If applicable law requires a greater majority for resolutions of the General Meeting and allows the articles of association to provide for a lower majority, those resolutions shall be passed with the lowest possible majority, except if these articles of association explicitly provide otherwise.

24.4

Subject to any provision of mandatory Dutch law and any higher quorum requirement stipulated by these articles of association, if the Company is subject to a requirement under applicable securities laws or listing rules that the General Meeting can only pass certain resolutions if a certain part of the Company’s issued share capital is represented at such General Meeting, then such resolutions shall be subject to such quorum as specified by such securities laws or listing rules and a second meeting as referred to in Section 2:120(3) DCC cannot be convened.

24.5

Invalid votes, blank votes and abstentions shall not be counted as votes cast. Ordinary shares in respect of which an invalid or blank vote has been cast and ordinary shares in respect of which an abstention has been made shall be taken into account when determining the part of the issued share capital that is represented at a General Meeting.

24.6	Where there is a tie in any vote of the General Meeting, the relevant resolution shall not have been passed.

24.7	The Chairperson of the General Meeting shall decide on the method of voting and the voting procedure at the General Meeting.

24.8

The determination during the General Meeting made by the Chairperson of that General Meeting with regard to the results of a vote shall be decisive. If the accuracy of the Chairperson’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the General Meeting so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights who is present so requires. The legal consequences of the original vote shall lapse as a result of the new vote.

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24.9

The Board shall keep a record of the resolutions passed. The record shall be available at the Company’s office for inspection by Persons with Meeting Rights. Each of them shall, upon request, be provided with a copy of or extract from the record, at no more than the cost price.

24.10

Shareholders may pass resolutions outside a meeting, unless the Company has cooperated with the issuance of depository receipts for ordinary shares in its capital. Such resolutions can only be passed by a unanimous vote of all shareholders with voting rights. The votes shall be cast in writing and may be cast through electronic means.

24.11	The Directors shall, in that capacity, have an advisory vote at the General Meetings.

GENERAL MEETING—SPECIAL RESOLUTIONS

Article 25

25.1	The following resolutions can only be passed by the General Meeting at the proposal of the Board:

a.	the issue of ordinary shares or the granting of rights to subscribe for ordinary shares;

b.	the limitation or exclusion of pre-emption rights;

c.	the designation or granting of an authorisation as referred to in Articles 6.1, 7.5 and 10.2, respectively;

d.	the reduction of the Company’s issued share capital;

e.	the making of a distribution from the Company’s profits or reserves;

f.	the making of a distribution in the form of ordinary shares in the Company’s capital or in the form of assets, instead of in cash;

g.	the amendment of these articles of association;

h.	the entering into of a merger or demerger;

i.	the instruction of the Board to apply for the Company’s bankruptcy; and

j.	the Company’s dissolution.

25.2

A matter which has been included in the convening notice or announced in the same manner by or at the request of one or more Persons with Meeting Rights pursuant to Articles 21.5 and/or 21.6 shall not be considered to have been proposed by the Board for purposes of Article 25.1, unless the Board has expressly indicated that it supports the discussion of such matter in the agenda of the General Meeting concerned or in the explanatory notes thereto.

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REPORTING—FINANCIAL YEAR, ANNUAL ACCOUNTS AND MANAGEMENT REPORT

Article 26

26.1	The Company’s financial year shall coincide with the calendar year.

26.2	Annually, within the relevant statutory period, the Board shall prepare the annual accounts and the management report and deposit them at the Company’s office for inspection by the shareholders.

26.3	The annual accounts shall be signed by the Directors. If any of their signatures is missing, this shall be mentioned, stating the reasons.

26.4

The Company shall ensure that the annual accounts, the management report and the particulars to be added pursuant to Section 2:392(1) DCC shall be available at its offices as from the convening of the General Meeting at which they are to be discussed. The Persons with Meeting Rights are entitled to inspect such documents at that location and to obtain a copy at no cost.

26.5	The annual accounts shall be adopted by the General Meeting.

REPORTING—AUDIT

Article 27

27.1

The General Meeting shall instruct an external auditor as referred to in Section 2:393 DCC to audit the annual accounts. Where the General Meeting fails to do so, the Board shall be authorised to do so.

27.2

The instruction may be revoked by the General Meeting and by the body that has granted the instruction. The instruction can only be revoked for well-founded reasons; a difference of opinion regarding the reporting or auditing methods shall not constitute such a reason.

DISTRIBUTIONS—GENERAL

Article 28

28.1	A distribution can only be made to the extent that the Company’s equity exceeds the amount of the paid up and called up part of its capital plus the reserves which must be maintained by law.

28.2

The Board may resolve to make interim distributions, provided that it appears from interim accounts to be prepared in accordance with Section 2:105(4) DCC that the requirement referred to in Article 28.1 has been met.

28.3	Distributions shall be made in proportion to the aggregate nominal value of the ordinary shares.

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28.4

The parties entitled to a distribution shall be the relevant shareholders, usufructuaries and pledgees, as the case may be, at a date to be determined by the Board for that purpose. This date shall not be earlier than the date on which the distribution was announced.

28.5

The General Meeting may resolve, subject to Article 25, that all or part of a distribution, instead of being made in cash, shall be made in the form of ordinary shares in the Company’s capital or in the form of the Company’s assets.

28.6

A distribution shall be payable on such date and, if it concerns a distribution in cash, in such currency or currencies as determined by the Board. If it concerns a distribution in the form of the Company’s assets, the Board shall determine the value attributed to such distribution for purposes of recording the distribution in the Company’s accounts with due observance of applicable law (including the applicable accounting principles).

28.7	A claim for payment of a distribution shall lapse after five years have expired after the distribution became payable.

28.8

For the purpose of calculating the amount or allocation of any distribution, ordinary shares held by the Company in its own capital shall not be taken into account. No distribution shall be made to the Company in respect of ordinary shares held by it in its own capital.

DISTRIBUTIONS—RESERVES

Article 29

29.1	Subject to Article 25, the General Meeting is authorised to resolve to make a distribution from the Company’s reserves.

29.2	The Board may resolve to charge amounts to be paid up on ordinary shares against the Company’s reserves, irrespective of whether those ordinary shares are issued to existing shareholders.

DISTRIBUTIONS—PROFITS

Article 30

30.1	Subject to Article 28.1, the profits shown in the Company’s annual accounts in respect of a financial year shall be appropriated as follows, and in the following order of priority:

a.	the Board shall determine which part of the profits shall be added to the Company’s reserves; and

b.	subject Article 25, the remaining profits shall be at the disposal of the General Meeting for distribution on the ordinary shares.

30.2	Subject to Article 28.1, a distribution of profits shall be made after the adoption of the annual accounts that show that such distribution is allowed.

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DISSOLUTION AND LIQUIDATION

Article 31

31.1	In the event of the Company being dissolved, the liquidation shall be effected by the Board, unless the General Meeting decides otherwise.

31.2	To the extent possible, these articles of association shall remain in effect during the liquidation.

31.3	Any assets remaining after payment of all of the Company’s debts shall be distributed to the shareholders.

31.4

After the Company has ceased to exist, its books, records and other information carriers shall be kept for the period prescribed by law by the person designated for that purpose in the resolution of the General Meeting to dissolve the Company. Where the General Meeting has not designated such a person, the liquidators shall do so.

FEDERAL FORUM PROVISION

Article 32

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended, to the fullest extent permitted by applicable law, shall be the United States federal district courts.

Exhibit C

Final Form

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SPARTAN ACQUISITION CORP. III

July [•], 2021

Spartan Acquisition Corp. III, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Spartan Acquisition Corp. III”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 23, 2020 (the “Original Certificate”).

2. The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), was filed with the Secretary of State of the State of Delaware on February 8, 2021.

3. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) which both restates and amends the provisions of the Amended and Restated Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) and by written consent of the Corporation’s stockholders in accordance with Section 228 of the DGCL. The Second Amended and Restated Certificate is being amended in connection with the transactions contemplated by that certain Business Combination Agreement and Plan of Reorganization (the “BCA”), dated as of July 28, 2021, by and among the Corporation, Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), Athena Merger Sub, Inc., a Delaware corporation, Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and solely for the purposes of certain sections of the BCA, and E8 Partenaires, a French societe par actions simplifee.

4. The text of the Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

FIRST: The name of the corporation is Spartan Acquisition Corp. III (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose or purposes of the Corporation shall be to engage in any lawful acts or activities for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is one hundred (100) shares of common stock, $0.0001 par value per share (“Common Stock”). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of stocked entitled to vote thereon, voting together as a single class, irrespective of the provisions of Sections 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any Common Stock voting separately as a class shall be required therefor.

FIFTH: The incorporator of the Corporation is [•], whose mailing address is [•].

SIXTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained in this Certificate of Incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the Board of Directors of the Corporation (the “Board of Directors”), but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SEVENTH: In addition to the powers and authority herein before or by statute expressly conferred upon them, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and the bylaws of the Corporation.

EIGHTH: The number of directors of the Corporation shall be fixed from time to time by the bylaws or amendment thereof adopted by the Board of Directors.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

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1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

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5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws or any agreement, or pursuant to a vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

ELEVENTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.

TWELFTH: To the fullest extent permitted by Section 122(17) of the DGCL (or any successor provision thereto), the Corporation hereby renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any business opportunities that are presented to one or more of its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation or its subsidiaries. No amendment or repeal of this Article Twelfth shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, Spartan Acquisition Corp. III has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

SPARTAN ACQUISITION CORP. III

By:
Name:
Title:

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION]

Exhibit D

Final Form

AMENDED AND RESTED BYLAWS

OF

SPARTAN ACQUISITION CORP. III

(a Delaware corporation)

Spartan Acquisition Corp. III, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The Corporation desires to amend and restate the Bylaws currently in effect.

2.	The provisions set forth in these Amended and Restated Bylaws supersede and replace the existing Bylaws of the corporation and any amendments thereto.

ARTICLE I

Stockholders

SECTION 1. Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting as permitted by the Delaware General Corporation Law, as it may be amended and supplemented from time to time (the “DGCL”), the annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held each year at such date and time, within or without the State of Delaware, as the Board of Directors shall determine.

SECTION 2. Special Meetings. Special meetings of stockholders for the transaction of such business as may properly come before the meeting or for any other purpose or purposes may be called by order of the Board of Directors or by stockholders holding together at least a majority of all the shares of the Corporation entitled to vote at the meeting, and shall be held at such date and time, within or without the State of Delaware, as may be specified by such order. Whenever the directors shall fail to fix such place, the meeting shall be held at the principal executive office of the Corporation.

SECTION 3. Notice of Meetings. Written notice of all meetings of the stockholders, stating the place (if any), date and hour of the meeting, the place within the city or other municipality or community at which the list of stockholders may be examined, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be mailed or delivered (physically or electronically) to each stockholder entitled to notice of or to vote at such meeting not less than 10 nor more than 60 days prior to the meeting. Notice of any special meeting shall state in general terms the purpose or purposes for which the meeting is to be held, and at such special meeting, only such business shall be conducted as shall be specified in the notice of meeting. Stockholders may participate in any such meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in meeting shall constitute presence at such meeting. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

SECTION 4. Stockholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number and class of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 5. Quorum. Except as otherwise provided by law or the Corporation’s Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or by proxy. At all meetings of the stockholders at which a quorum is present, all matters, except as otherwise provided by law or the Certificate of Incorporation, shall be decided by the vote of the holders of a majority of the shares entitled to vote thereat present in person or by proxy. If there be no such quorum, the holders of a majority of such shares so present or represented may adjourn the meeting from time to time, without further notice, until a quorum shall have been obtained. When a quorum is once present it is not broken by the subsequent withdrawal of any stockholder.

SECTION 6. Organization. Meetings of stockholders shall be presided over by the Chairman, if any, or if none or in the Chairman’s absence, the President, if any, or if none or in the President’s absence, a Vice-President, or, if none of the foregoing is present, by a chairman to be chosen by the stockholders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the Corporation, or in the Secretary’s absence an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall appoint any person present to act as secretary of the meeting.

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SECTION 7. Voting; Proxies; Required Vote.

(a) At each meeting of stockholders, every stockholder entitled to vote at such meeting shall be entitled to vote in person or by proxy appointed by instrument in writing, subscribed by such stockholder or by such stockholder’s duly authorized attorney-in-fact (but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period), and, unless the Certificate of Incorporation provides otherwise, shall have one vote for each share of stock entitled to vote registered in the name of such stockholder on the books of the Corporation on the applicable record date fixed pursuant to these Bylaws. At all elections of directors the voting may but need not be by ballot and a plurality of the votes cast there shall elect such directors. Except as otherwise required by law or the Certificate of Incorporation, any other action shall be authorized by the vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

(b) Any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law or the Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and the writing or writings are filed with the permanent records of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

SECTION 8. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by an appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. No person who is a candidate for office at an election may serve as an inspector at such election. Each inspector, if any, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors.

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SECTION 9. Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (physically or electronically) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation

SECTION 10. Remote Communication. Stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication: (i) participate in a meeting of stockholders; and (ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

ARTICLE II

Board of Directors

SECTION 1. General Powers. The business, property and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. The Board of Directors may adopt rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

SECTION 2. Qualification; Number; Term; Remuneration.

(a) Each director shall be at least 18 years of age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The number of directors constituting the entire Board of Directors shall be one, or such greater or lesser number as may be fixed from time to time by the Board of Directors, one of whom may be selected by the Board of Directors to be its Chairman. The use of the phrase “entire Board of Directors” herein refers to the total number of directors which the Corporation would have if there were no vacancies.

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(b) Directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal.

(c) i) directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director; (ii) no such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor; and (iii) members of special or standing committees may be allowed like compensation for attending committee meetings.

SECTION 3. Quorum and Manner of Voting. Except as otherwise provided by law, a majority of the entire Board of Directors shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting from time to time to another time and place without notice. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Each director shall be entitled to one vote on exactly the matter presented to the Board of Directors for approval.

SECTION 4. Places of Meetings. Meetings of the Board of Directors may be held at any place within or without the State of Delaware, as may from time to time be fixed by resolution of the Board of Directors, or as may be specified in the notice of meeting, if any.

SECTION 5. Annual Meeting. Following the annual meeting of stockholders, the newly elected Board of Directors shall meet for the purpose of the election of officers and the transaction of such other business as may properly come before the meeting. Such meeting may be held without notice (other than notice under these Bylaws) immediately after the annual meeting of stockholders at the same place at which such stockholders’ meeting is held.

SECTION 6. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall determine from time to time. Notice need not be given of regular meetings of the Board of Directors held at times and places fixed by resolution of the Board of Directors and promptly communicated to all directors then in office.

SECTION 7. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the President, or by a majority of the directors then in office.

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SECTION 8. Notice of Meetings. Whenever required, notice of the place, date and time and the purpose or purposes of each meeting of the Board of Directors shall be given to each director not less than two calendar days before the day of the meeting by mail, telephone, facsimile, e-mail or by personal delivery.

SECTION 9. Meetings by Means of Conference Telephone. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Section 9 shall constitute presence at such meeting.

SECTION 10. Organization. At all meetings of the Board of Directors, the Chairman, if any, or if none or in the Chairman’s absence or inability to act the President, or in the President’s absence or inability to act any Vice-President who is a member of the Board of Directors, or in such Vice-President’s absence or inability to act a chairman chosen by the directors, shall preside. The Secretary of the Corporation shall act as secretary at all meetings of the Board of Directors when present, and, in the Secretary’s absence, the presiding officer may appoint any person to act as secretary.

SECTION 11. Resignation; Removal. Any director may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares of stock outstanding and entitled to vote for the election of directors.

SECTION 12. Vacancies. Unless otherwise provided in these Bylaws, vacancies on the Board of Directors, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director, or at a special meeting of the stockholders, by the holders of shares entitled to vote for the election of directors.

SECTION 13. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the directors consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

ARTICLE III

Committees

SECTION 1. Appointment. From time to time the Board of Directors by a resolution adopted by a majority of the entire Board may appoint any committee or committees for any purpose or purposes, to the extent lawful, which shall have powers as shall be determined and specified by the Board of Directors in the resolution of appointment.

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SECTION 2. Procedures, Quorum and Manner of Acting. Each committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors.

SECTION 3. Action by Written Consent. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all the members of the committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the committee.

SECTION 4. Term; Termination. In the event any person shall cease to be a director of the Corporation, such person shall simultaneously therewith cease to be a member of any committee appointed by the Board of Directors.

ARTICLE IV

Officers

SECTION 1. Election and Qualifications. The Board of Directors shall elect the officers of the Corporation, which shall include a President and a Secretary, and may include, by election or appointment by the Board of Directors, a Treasurer, one or more Vice-Presidents (any one or more of whom may be given an additional designation of rank or function), and such Assistant Secretaries, such Assistant Treasurers and such other officers as the Board of Directors may from time to time deem proper. Each officer shall have such powers and duties as may be prescribed by these Bylaws and as customarily and usually held and performed by like officers or corporations similar in organization and business purposes to the Corporation or as may be assigned by the Board of Directors or the President. Any two or more offices may be held by the same person.

SECTION 2. Term of Office and Remuneration. The term of office of all officers shall be one year and until their respective successors have been elected and qualified, but any officer may be removed from office, either with or without cause, at any time by the Board of Directors. Any vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors. The remuneration of all officers of the Corporation may be fixed by the Board of Directors or in such manner as the Board of Directors shall provide.

SECTION 3. Resignation; Removal. Any officer may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. Any officer shall be subject to removal, with or without cause, at any time by vote of a majority of the entire Board of Directors.

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SECTION 4. Chairman of the Board. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the Board of Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors.

SECTION 5. President. The President shall have such duties as customarily pertain to that office and shall have such other powers and duties as may from time to time be assigned by the Board of Directors. The President may appoint and remove assistant officers and other agents and employees; and may execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations and instruments. If the Board of Directors has not elected a Chairman or in the absence or inability to act of the Chairman, the President shall exercise all of the powers and discharge all of the duties of the Chairman. As between the Corporation and third parties, any action taken by the President in the performance of the duties of the Chairman shall be conclusive evidence that there is no Chairman or that the Chairman is absent or unable to act.

SECTION 6. Vice-President. A Vice-President may execute and deliver in the name of the Corporation contracts and other obligations and instruments pertaining to the regular course of the duties of said office, and shall have such other authority as from time to time may be assigned by the Board of Directors or the President.

SECTION 7. Secretary. The Secretary shall in general have all the duties incident to the office of Secretary and such other duties as may be assigned by the Board of Directors or the President.

SECTION 8. Treasurer. The Treasurer shall in general have all the duties incident to the office of Treasurer and such other duties as may be assigned by the Board of Directors or the President.

SECTION 9. Assistant Officers. Any assistant officer shall have such powers and duties of the officer such assistant officer assists as such officer or the Board of Directors shall from time to time prescribe.

SECTION 10. Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V

Books and Records

SECTION 1. Location. The books and records of the Corporation may be kept at such place or places within or outside the State of Delaware as the Board of Directors or the respective officers in charge thereof may from time to time determine. The record books containing the names and addresses of all stockholders, the number and class of shares of stock held by each and the dates when they respectively became the owners of record thereof shall be kept by the Secretary as prescribed in these Bylaws and by such officer or agent as shall be designated by the Board of Directors.

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SECTION 2. Addresses of Stockholders. Notices of meetings and all other corporate notices may be delivered personally, electronically or mailed to each stockholder at the stockholder’s address as it appears on the records of the Corporation.

SECTION 3. Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and if no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by this article, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted and if no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

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ARTICLE VI

Certificates Representing Stock

SECTION 1. Certificates; Signatures. The shares of the Corporation’s stock may be certificated or uncertificated, as provided under the DGCL, and shall be entered in the books of the Corporation and registered as they are issued. Any certificates representing shares of stock shall be in such form as shall be approved by the Board of Directors. Every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate, signed by or in the name of the Corporation by any two authorized officers of the Corporation, representing the number of shares registered in certificate form. Any and all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. The name of the holder of record of the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

SECTION 2. Transfers of Stock. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, shares of capital stock shall be transferable on the books of the Corporation only by the holder of record thereof in person, or by a duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares, properly endorsed, and the payment of all taxes due thereon.

SECTION 3. Fractional Shares. The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip in registered or bearer form over the manual or facsimile signature of an officer of the Corporation or of its agent, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a stockholder except as therein provided.

SECTION 4. Rules and Regulations. The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the Corporation.

SECTION 5. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any certificate, theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

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ARTICLE VII

Dividends

Subject always to applicable law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any, and, if any, what part of any, funds legally available for the payment of dividends shall be declared as dividends and paid to stockholders; the division of the whole or any part of such funds of the Corporation shall rest wholly within the lawful discretion of the Board of Directors, and it shall not be required at any time, against such discretion, to divide or pay any part of such funds among or to the stockholders as dividends or otherwise; and before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

ARTICLE VIII

Ratification

Any transaction, questioned in any lawsuit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board of Directors or by the stockholders, and if so ratified shall have the same force and effect as if the questioned transaction had been originally duly authorized. Such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE IX

Corporate Seal

The corporation may have a corporate seal. The corporate seal shall have inscribed thereon the name of the Corporation and the year of its incorporation, and shall be in such form and contain such other words and/or figures as the Board of Directors shall

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determine. The corporate seal may be used by printing, engraving, lithographing, stamping or otherwise making, placing or affixing, or causing to be printed, engraved, lithographed, stamped or otherwise made, placed or affixed, upon any paper or document, by any process whatsoever, an impression, facsimile or other reproduction of said corporate seal, as may be prescribed by law, custom or by the Board of Directors.

ARTICLE X

Fiscal Year

The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors. Unless otherwise fixed by the Board of Directors, the fiscal year of the Corporation shall end on December 31.

ARTICLE XI

Waiver of Notice

Whenever notice is required to be given by these Bylaws or by the Certificate of Incorporation or by law, a written waiver thereof, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

ARTICLE XII

Bank Accounts, Drafts, Contracts, Etc.

SECTION 1. Bank Accounts and Drafts. In addition to such bank accounts as may be authorized by the Board of Directors, the primary financial officer or any person designated by said primary financial officer, whether or not an employee of the Corporation, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as he may deem necessary or appropriate, payments from such bank accounts to be made upon and according to the check of the Corporation in accordance with the written instructions of said primary financial officer, or other person so designated by the President.

SECTION 2. Contracts. The Board of Directors may authorize any person or persons, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

SECTION 3. Proxies; Powers of Attorney; Other Instruments. The Chairman, the President or any other person designated by either of them shall have the power and authority to execute and deliver proxies, powers of attorney and other instruments on behalf of the Corporation in connection with the rights and powers incident to the ownership of stock by the Corporation. The Chairman, the President or any other person authorized by proxy or power of attorney executed and delivered by either of them on behalf of the

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Corporation may attend and vote at any meeting of stockholders of any company in which the Corporation may hold stock, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock at any such meeting, or otherwise as specified in the proxy or power of attorney so authorizing any such person. The Board of Directors, from time to time, may confer like powers upon any other person.

SECTION 4. Financial Reports. The Board of Directors may appoint the primary financial officer or other fiscal officer and/or the Secretary or any other officer to cause to be prepared and furnished to stockholders entitled thereto any special financial notice and/or financial statement, as the case may be, which may be required by any provision of law.

ARTICLE XIII

Amendments

The Board of Directors shall have the power to adopt, amend or repeal these Bylaws. Bylaws adopted by the Board of Directors may be repealed or changed, and new Bylaws made, by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the Board of Directors.

ARTICLE XIV

Exclusive Jurisdiction

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine; in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Article XV is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Article XV (an “Enforcement Action”), and (y) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XV.

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EXHIBIT E

Directors and Officers of the Surviving Corporation and NewCo

[Intentionally Omitted]

SCHEDULE A

Company Knowledge Parties

1. Mathieu Bonnet

2. Ton Louwers

3. Alexis Galley

SCHEDULE B

Madeleine Knowledge Parties

1. Julien Touati

Exhibit 10.1

Execution Version

AMENDMENT NO. 1 TO

LETTER AGREEMENT

This Amendment No. 1 (this “Amendment”), dated as of July 28, 2021, to the Letter Agreement (as defined below) is entered into by and among Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Spartan Acquisition Sponsor III LLC, a Delaware limited liability company (“Sponsor”), and each of the undersigned individuals (the “Insiders”) and effective as of the Effective Date (as defined below). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Letter Agreement.

WHEREAS, Spartan, Sponsor and each of the Insiders are parties to that certain Letter Agreement, dated as of February 8, 2021 (the “Letter Agreement”);

WHEREAS, concurrently with the execution of this Amendment, Spartan, Athena PubCo B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Newco”), Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego”), and, solely with respect to the sections specified therein, E8 Partenaires, a French societe par actions simplifee (“E8 Investor”), have entered into that certain Business Combination Agreement and Plan of Reorganization, dated as of the date hereof (the “Business Combination Agreement”);

WHEREAS, the parties hereto desire to amend the Letter Agreement as set forth herein, such amendment to be effective upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Effective Date”); and

WHEREAS, Section 12 of the Letter Agreement provides that the Letter Agreement may be amended by a written instrument executed by all parties thereto.

NOW, THEREFORE, for good and valuable consideration, the undersigned each agree as follows:

1. Amendment. Effective as of the Effective Date, paragraph 7 of the Letter Agreement is hereby amended and restated in its entirety as follows:

(a) Subject to the exceptions set forth herein, the Sponsor and each Insider agrees that it, he or she shall not Transfer any shares in the capital of NewCo, with a nominal value of twelve euro cent (EUR 0.12) each (“NewCo Ordinary Shares”), issued to it, him or her in respect of any shares of Class A Common Stock received by it, him or her at upon conversion of the Founder Shares at Closing (as defined in the Business Combination Agreement), in each case, pursuant to the Business Combination Agreement, until six (6) months after the Effective Date or earlier if (i) the last reported sale price of NewCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty

(30)-trading day period commencing at least 120 days after the Effective Date, (ii) NewCo consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of NewCo’s stockholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property or (iii) the board of directors of NewCo determines that the earlier termination of such restrictions is appropriate (the “Lock-up”).

(b) Subject to the exceptions set forth herein, the Sponsor and each Insider agrees that it, he or she shall not Transfer any Assumed Warrants (as defined in the Business Combination Agreement) or NewCo Ordinary Shares underlying such Assumed Warrants held by it, him or her, until thirty (30) days after the Effective Date.

(c) Notwithstanding the provisions set forth in paragraphs 7(a) and 7(b) above, Transfers of NewCo Ordinary Shares, Assumed Warrants and NewCo Ordinary Shares underlying the Assumed Warrants are permitted (i) to NewCo’s officers or directors, any affiliates or family members of any of NewCo’s officers or directors, any members of the Sponsor or their affiliates, or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the state of Delaware or the Sponsor’s operating agreement upon dissolution of the Sponsor; or (vi) in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of NewCo’s stockholders having the right to exchange their NewCo Ordinary Shares for cash, securities or other property subsequent to the Effective Date; provided, however, that in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement agreeing to be bound by the Lock-up.

2. Termination; Amendment. This Amendment shall automatically terminate and become void and of no force and effect upon the valid termination of the Business Combination Agreement in accordance with its terms prior to the Effective Date. This Amendment shall not be amended prior to the Effective Date without the written consent of Allego.

3. Miscellaneous. Except as expressly amended hereby, the Letter Agreement shall remain unchanged, and the Letter Agreement, as so amended, shall continue in full force and effect in accordance with its terms. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

*    *    *    *    *

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

SPARTAN ACQUISITION SPONSOR III LLC

By:	/s/ Geoffrey Strong
Name: Geoffrey Strong
Title: Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

LETTER AGREEMENT

/s/ Geoffrey Strong
Geoffrey Strong

/s/ James Crossen
James Crossen

/s/ Olivia Wassenaar
Olivia Wassenaar

/s/ Wilson Handler
Wilson Handler

/s/ Christine Hommes
Christine Hommes

/s/ Joseph Romeo
Joseph Romeo

/s/ Matthew J. Smith
Matthew J. Smith

/s/ Jan C. Wilson
Jan C. Wilson

/s/ John M. Stice
John M. Stice

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

LETTER AGREEMENT

Acknowledged and Agreed:

SPARTAN ACQUISITION CORP. III

/s/ Geoffrey Strong
Name: Geoffrey Strong
Title: Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

LETTER AGREEMENT

Exhibit 10.2

Execution Version

FOUNDERS STOCK AGREEMENT

This FOUNDERS STOCK AGREEMENT, dated as of July 28, 2021 (this “Agreement”), is by and among Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), and Spartan Acquisition Sponsor III LLC, a Delaware limited liability company (“Sponsor”), Jan C. Wilson and John M. Stice (together with Sponsor, each, a “Founder” and, collectively, the “Founders”), each of which own Class B common stock of Spartan, par value $0.0001 per share (“Class B Common Stock”).

WHEREAS, Spartan, Athena PubCo B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Newco”), Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego”), and, solely with respect to the sections specified therein, E8 Partenaires, a French societe par actions simplifee

(“E8 Investor”), propose to enter into, simultaneously herewith, a Business Combination Agreement and Plan of Reorganization (the “BCA”);

WHEREAS, capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA; and

WHEREAS, as of the date hereof, each Founder is the record owner of the number of shares of Spartan Common Stock and Spartan Warrants as set forth opposite such Founder’s name on Exhibit A hereto (all such shares of Spartan Common Stock and Spartan Warrants and any shares of Spartan Common Stock and Spartan Warrants of which ownership of record or the power to vote, if applicable, is hereafter acquired by the Founders prior to the termination of this Agreement being referred to herein as the “Securities”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, each of the Founders (severally, and not jointly or jointly and severally) and Spartan hereby agree as follows:

1. Waiver of Anti-Dilution Provision. Subject to, and effective immediately prior to, the Closing, each Founder hereby irrevocably waives, to the fullest extent permitted by law and the Amended and Restated Certificate of Incorporation of Spartan, dated February 8, 2021 (as it may be amended from time to time, the “Certificate of Incorporation”), any and all rights such Founder has or will have with respect to the adjustment to the initial conversion ratio provided by Section 4.3(b)(ii) of the Certificate of Incorporation. The waiver specified in this Section 1 shall be applicable only in connection with the transactions contemplated by the BCA and this Agreement and shall be void and of no force and effect if the BCA shall be validly terminated for any reason. Without limitation of the foregoing, in connection with the Closing, each Founder hereby acknowledges and agrees that, pursuant to Section 4.3(b) of the Certificate of Incorporation and Section 3.01 of the BCA, each share of Class B Common Stock held by such Founder shall convert into one share of Spartan Class A Common Stock at the Effective Time.

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2. Letter Agreement; Cooperation. The Founders and Spartan have previously entered into that certain letter agreement dated February 8, 2021 in connection with the initial public offering of Spartan (as amended, the “Letter Agreement”). Each Founder hereby agrees (severally, and not jointly or jointly and severally) that he, she or it, as applicable, shall (a) comply with, and fully perform all of such Founder’s obligations, covenants and agreements set forth in paragraph 1 of the Letter Agreement and (b) use his, hers or its, as applicable, reasonable best efforts to consummate the Transactions.

3. Interim Period Lock-Up.

(a) Notwithstanding anything to the contrary in the Letter Agreement, each Founder agrees that, prior to the earlier of the Closing and any termination of the BCA in accordance with its terms, he, she or it, as applicable, shall not Transfer (as defined the Letter Agreement) any shares of Spartan Common Stock or Spartan Warrants held by him, her or it, as applicable.

(b) Nothwithstanding anything to the contrary in Section 3(a) above, the restrictions specified in Section 3(a) (i) shall be void and of no force and effect if the BCA shall be terminated for any reason and (ii) shall not prohibit the Transfer of any shares of Spartan Common Stock or Spartan Warrants (A) to Spartan’s officers or directors, any affiliates or family members of any of Spartan’s officers or directors, any members of the Sponsor or their affiliates, or any affiliates of the Sponsor; (B) in the case of an individual, by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by virtue of the laws of the state of Delaware or the Sponsor’s operating agreement upon dissolution of the Sponsor; (F) by private sales or transfers made in connection with the consummation of the Transactions at prices no greater than the price at which the securities were originally purchased; or (G) in the event of Spartan’s liquidation prior to the consummation of the Transactions; provided, however, that in the case of clauses (A) through (F), these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the restrictions contained in the Letter Agreement (including provisions therein relating to voting, the Trust Account and liquidating distributions).

4. Representations and Warranties of Founders. Each Founder, severally, and not jointly or jointly and severally, represents and warrants as follows:

(a) The execution, delivery and performance by such Founder of this Agreement and the consummation by such Founder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Founder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any Lien on any Securities (other than pursuant to this Agreement or transfer restrictions under applicable securities laws or the organizational documents of such Founder) or (iv) conflict with, violate or result in a breach of or constitute a default under any provision of such Founder’s organizational documents (if such Founder is an entity) or any agreement to which such Founder is a party.

(b) As of the date of this Agreement, such Founder (i) owns exclusively of record and has good, valid and marketable title to the Securities set forth opposite the Founder’s name on Exhibit A free and clear of any and all Liens, options, rights of first refusal and limitations on such Founder’s voting rights (other than pursuant to this Agreement or transfer restrictions under applicable securities laws or the organizational documents of such Founder), if any, (ii) has the sole power (as currently in effect) to vote, if applicable, and the full right, power and authority to sell, transfer and deliver such Securities, and the power to agree to all of the matters applicable to such Founder set forth in this Agreement and (iii) as of the date of this Agreement, except as may be provided pursuant to the BCA, such Founder does not own any rights to purchase or acquire, directly or indirectly, any other Securities.

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(c) Such Founder has the full power, authority and capacity to execute, deliver and perform this Agreement, and that this Agreement has been duly authorized, executed and delivered by such Founder.

(d) Each Founder hereby acknowledges that such Founder has read the BCA and this Agreement and has had the opportunity to consult with such Founder’s tax and legal advisors. Each Founder shall be bound by and comply with Section 7.3 (Access to Information; Confidentiality) of the BCA (and any relevant definitions contained in any such Sections) as if such Founder was an original signatory to the BCA with respect to such provisions, mutatis mutandis.

5. Termination. This Agreement and the obligations of the parties under this Agreement shall automatically terminate upon the earliest of: (a) the Effective Time, (b) the valid termination of the BCA in accordance with its terms prior to the Effective Time and (c) the mutual written agreement of Allego and the Sponsor.

6. Miscellaneous.

(a) All notices, requests, claims, demands and other communications to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent in the same manner as provided in the BCA, with (i) notices to Spartan being sent to the address set forth therein, in each case with all copies as required thereunder and (ii) notices to each Founder being sent to the address set forth opposite such Founder’s name on Exhibit A under the heading “Address.”

(b) This Agreement, together with the BCA to the extent referenced herein, the Letter Agreement, and the other agreements entered into by the Founders in connection with the initial public offering of Spartan constitute the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(c) No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto and Allego, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Agreement shall be binding on the parties hereto and their respective successors and assigns.

(d) Allego is an express third party beneficiary of this Agreement entitled to the rights and benefits hereunder and to enforce the provisions hereof as if Allego was a party hereto.

(e) Without further consideration, each party shall use commercially reasonable efforts to execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

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(f) This Agreement shall be construed and interpreted in a manner consistent with the provisions of the BCA. In the event of any conflict between the terms of this Agreement and the BCA, the terms of the BCA shall govern. The provisions set forth in Sections 9.04 (Amendment) (provided that, for the avoidance of doubt, no amendment to the terms hereof shall be made without the prior written consent of Allego), 9.05 (Waiver), 10.03 (Severability), 10.06 (Governing Law), 10.07 (Waiver of Jury Trial), 10.09 (Counterparts), and 10.10 (Specific Performance) of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SPARTAN ACQUISITION SPONSOR III LLC

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

Signature Page to Founders Stock Agreement

/s/ Jan C. Wilson
Jan C. Wilson

/s/ John M. Stice
John M. Stice

Signature Page to Founders Stock Agreement

Acknowledged and agreed to by:

SPARTAN ACQUISITION CORP. III

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

Signature Page to Founders Stock Agreement

EXHIBIT A

The Founders

Founder	Shares of Spartan Class A Common Stock	Shares of Class B Common Stock	Spartan Warrants	Address
Spartan Acquisition Sponsor III LLC	—	13,700,000	9,360,000	9 West 57th Street, 43rd Floor New York, NY 10019
Jan C. Wilson	—	50,000	—	9 West 57th Street, 43rd Floor New York, NY 10019
John M. Stice	—	50,000	—	9 West 57th Street, 43rd Floor New York, NY 10019

Exhibit 99.1

Allego, a Leading pan-European EV Charging company, to Become a Publicly Traded Company through a Business Combination with Apollo-Affiliated Spartan Acquisition Corp. III

•	Allego has entered into a definitive agreement with Spartan Acquisition Corp. III (NYSE: SPAQ); upon closing, the combined company will trade on the NYSE under the symbol “ALLG”.

•

The transaction will raise a total of $702[1] million (assuming no redemptions), including $150 million from a fully committed PIPE, which will be used, among other things, to fund the combined company’s expansion plans.

•

The PIPE is anchored by institutional investors, including Hedosophia and funds and accounts managed by ECP as well as strategic partners, including Fisker and Landis+Gyr. Funds managed by affiliates of Apollo Global Management, Inc., as sponsor behind Spartan Acquisition Corp. III, and Meridiam, as long-term owner of Allego, also participated in the PIPE.

•

Allego has over 26,000 public EV charging ports across 12,000 public and private locations in 12 European countries, with leading utilization rates and a substantial recurring user base, as well as a secured backlog of 500 premium sites providing near-term visibility on network development.

•	The pro forma implied equity value of the combined company is $3.14 billion. The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions.

Paris, FR; Arnhem, NL; and New York, NY, July 28, 2021 – Allego Holding B.V. (“Allego” or “the “Company”), a leading pan-European electric vehicle charging network, today announced a business combination with Spartan Acquisition Corp. III (“Spartan”) (NYSE: SPAQ), a publicly-listed special purpose acquisition company. The transaction will create a leading publicly traded pan-European electric vehicle (EV) charging company.

Upon completion of the proposed transaction, the combined company will operate under the Allego name, and will be listed on the New York Stock Exchange under the ticker symbol “ALLG”. The transaction values Allego at a pro forma equity value of approximately $3.14 billion. Expected total gross proceeds of $702 million will fund the Company’s future growth through the deployment of additional public EV charging sites, as it focuses on delivering fast and ultra-fast chargers and continues to build its technology moat.

Overview of Allego

Founded in 2013, Allego is a leading electric vehicle, or EV, charging company in Europe and has deployed over 26,000 charging ports across 12,000 public and private locations, spanning 12 European countries. In 2018, the Company was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. The Company’s charging network includes fast, ultra-fast, and AC charging equipment. The Company takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% renewable energy in addition to charging solutions for business to business customers, including leading retail and

[1]	Gross proceeds; not inclusive of estimated transaction expenses auto brands. The Company’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third parties. Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans and e-trucks, which promotes increasing utilization rates across its locations. Allego has developed a rich portfolio of partnerships with strategic partners, including municipalities, more than 50 real estate owners and 15 OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.

Allego’s proprietary suite of software, developed to help identify and assess locations and provide uptime optimization with payment solutions, underpins the Company’s competitive advantage. Allamo™ allows the Company to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior and EV technology development. This allows a predictable, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.

Allego EV Cloud™ is a sophisticated customer payment tool that provides essential services to owned and third-party customers, including authorization and billing, smart charging and load balancing, analysis and customer support. This service offering is integral to fleet operators’ operations and enables the Company to provide insight and value to the customer, in addition to driving increased margins through third-party service contracts and operational and maintenance margins.

Allego continues to benefit from a European EV market that is nearly twice the size of the United States’ EV market, with an expected 46% CAGR from 2020 to 2025. Based on this projection, the number of EVs in Europe is expected to grow to nearly 20 million by 2025, as compared to 3 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of the Company’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are required for fleet operators and EV drivers.

Additionally, stringent European CO2 regulations for internal combustion engines (ICE) and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust pipeline of over 500 committed premium sites to be equipped with fast and ultra-fast chargers, and an additional pipeline of another 500 sites, the Company is well positioned to execute its growth objectives and drive value creation for shareholders.

Through a diverse set of partnerships with leading OEMs, fleets, corporations, municipalities, and hosts, the Company has delivered significant revenue growth in recent years, including a 100% revenue CAGR from 2017-2020, and achieved positive operational EBITDA2 at the end of 2020.

[2]

Operational EBITDA means EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs and anticipated transaction costs.

Management Commentary

Mathieu Bonnet, Chief Executive Officer of Allego, commented, “We are excited to announce our strategic partnership with Spartan, which will provide capital to accelerate our leadership position within the European charging market, all while maintaining a strong financial position throughout the growth phase. Europe has one of the largest populations of EVs in the world, which is continuing to grow at a greater pace than many other major growth markets, including the United States. Supported by these tailwinds and bolstered by the capital we are raising, we are well positioned to expand our footprint as EVs increasingly replace traditional internal combustion engines.”

Olivia Wassenaar, Director of Spartan and Senior Partner and Co-Lead of Natural Resources at Apollo Global Management, Inc. (“Apollo”) added, “At Spartan and Apollo, we are committed to advancing ESG-focused business models. We are excited to work with Allego as they execute against their compelling pipeline of growth opportunities and help eliminate emissions from the environment.”

Geoffrey Strong, Chairman and Chief Executive Officer of Spartan and Senior Partner and Co-Lead of Infrastructure and Natural Resources at Apollo added, “We are excited to work together with Mathieu, Meridiam and the entire Allego team. We believe Europe is an extremely attractive market for EV charging and Allego is well-positioned to capitalize on its innovative technology, a strong leadership position in Europe, and supportive macro trends buoying the EV charging market.”

Transaction Summary

The business combination values Allego at an implied $3.14 billion pro forma equity value. The combined company is expected to receive approximately $702 million of gross proceeds from a combination of a fully committed common stock PIPE offering of $150 million at $10.00 per share, along with approximately $552 million of cash held in trust, assuming no redemptions. The proceeds from the business combination will be used to fund EV station capex and for general corporate purposes.

Fisker, designer of advanced sustainable electric vehicles and mobility solutions, will make a $10 million private investment in the PIPE. Fisker is the exclusive electric vehicle automaker in the PIPE and, in parallel, has agreed to terms on a strategic partnership to deliver a range of charging options for its customers in Europe.

The PIPE is anchored by additional strategic partners, including Landis+Gyr, as well as institutional investors, including funds and accounts managed by Hedosophia and ECP. Investment funds managed by affiliates of Apollo Global Management, Inc., which own the sponsor behind Spartan, and by Meridiam, as long-term owner of Allego, also participated in the PIPE.

The boards of directors of both Allego and Spartan have unanimously approved the proposed business combination, which is expected to be completed in the fourth quarter of 2021 subject to, among other things, the approval by Spartan stockholders and the satisfaction or waiver of other customary closing conditions.

Meridiam, the existing shareholder of Allego, will roll 100% of its equity and, together with management and former advisors, will retain 75% of the combined entity. Meridiam will continue to be a long-term strategic partner to the combined company. Additionally, the European Investment Bank will maintain its role as capital provider to Allego.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Spartan today with the Securities and Exchange Commission and will be available at www.sec.gov.

Advisors

Credit Suisse is serving as sole financial advisor and capital markets advisor to Allego. Weil, Gotshal & Manges LLP and NautaDutilh are serving as legal advisors to Allego. Barclays is serving as sole financial advisor and capital markets advisor to Spartan. Credit Suisse and Barclays are serving as co-lead placement agent on the PIPE offering. Citi and Apollo Global Securities are serving as co-placement agents. Vinson & Elkins L.L.P. is serving as legal advisor to Spartan. Latham & Watkins LLP is serving as legal advisor to the placement agents.

Webcast and Conference Call Information

Allego and Spartan will host a joint investor conference call to discuss the business and the proposed transaction today, July 28, 2021 at 8:30 AM ET.

To listen to the conference call via telephone dial (877) 407-9716 (U.S.) or (201) 493-6779 (international callers/U.S. toll) and enter the conference ID number 13722064. To listen to the webcast, please click here. A telephone replay will be available until Wednesday, August 11, 2021 at (844) 512-2921 and Conference ID number 13722064.

About Allego

Allego delivers charging solutions for electric cars, motors, buses and trucks, for consumers, businesses and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprised of more than 26,000 charge points operational throughout Europe – and growing rapidly. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives us and our customers a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient and more enjoyable for all.

About Spartan Acquisition Corp. III

Spartan Acquisition Corp. III is a special purpose acquisition entity focused on the energy value-chain and was formed for the purpose of entering into a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Spartan is sponsored by Spartan Acquisition Sponsor III LLC, which is owned by a private investment fund managed by an affiliate of Apollo Global Management, Inc. (NYSE: APO). For more information, please visit www.spartanspaciii.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan Acquisition Corp. III’s (“Spartan”) and Allego Holding B.V.’s, a Dutch private limited liability company (“Allego”), actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “BCA”); (ii) the outcome of any legal proceedings that may be instituted against Athena Pubco B.V., a Dutch limited liability company (the “Company”) and/or Allego following the announcement of the BCA and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the BCA; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the New York Stock Exchange following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Allego, Spartan or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and will be contained in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Spartan, Allego or the Company, the transactions described herein or other matters and attributable to Spartan, Allego, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spartan, the Company or Allego, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by the Company with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Spartan, Allego and the Company urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Allego, Spartan, and the proposed business combination. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Spartan’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Spartan, Allego, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Spartan’s, the Company’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, the Company’s and Allego’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Exhibit 99.2

Allego Merger Script

Operator:

Good day and welcome to the Spartan Acquisition Corp. III and Allego Corporation transaction announcement conference call.

Participants on this call are referred to the press release issued by Allego Corporation and Spartan Acquisition Corp. III, the presentation, and Spartan Acquisition Corp. III’s filings with the SEC for a discussion of the risks that can affect the business combination, our business, and the business of the combined company after completion of the proposed business combination.

Participants are specifically referred to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements, and as such, will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements include, but are not limited to, Allego Corporation and Spartan Acquisition Corp. III’s expectation or prediction of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the transaction.

Forward-looking statements are subject to risks, uncertainties and assumptions, and they are not guarantees of performance. Allego Corporation and Spartan Acquisition Corp. III are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Please read carefully the legends at the beginning of the accompanying investor presentation, as they contain important information.

I would now like to turn the conference over to Geoff Strong, CEO of Spartan Acquisition Corp. III. Please go ahead.

Geoff Strong:

Thank you, operator and thank you to everyone joining us on today’s call. At Spartan and Apollo, we are dedicated to investing in companies that contribute to protecting the environment while providing a significant and attractive growth opportunity today and over the long-term. The team behind Spartan has a wealth of experience in doing exactly that, and today, we are pleased to build on that experience with our announcement of the agreement to merge Spartan Acquisition Corp. III with Allego B.V., a leading European electric vehicle charging infrastructure company.

We’re incredibly excited about Allego’s business and this investment opportunity for several reasons:

•

First – We believe that EV charging sites will be critical 21st century infrastructure. The European EV market is the largest EV market in the world. Today, Europe has approximately 3 million electric vehicles used in fleet, rideshare, and medium to light duty vehicle applications, which is expected to grow at a 46% CAGR to 20 million electric vehicles by 2025 due to stringent government regulations and consumer incentives. In addition to the rapid growth in the number of EVs, dense urbanization and limited at-home charging options further reinforce the need for convenient, ultra-fast public EV charging infrastructure.

•

Second – Allego already has a well-established platform. Allego is well positioned to service the expected increase in demand for public EV charging given that they are one of the largest European networks today with over 26,000 chargers installed across 12 countries generating an estimated $86 million in revenue for 2021. Further, Allego has a substantial pipeline of charging sites secured through exclusive long-term contracts with several prominent municipalities and corporations.

•

Third – Allego has developed an impressive technology moat. Allego has a market-leading, proprietary software platform that enables the company to select the best locations for their charging points to maximize utilization and investment returns. Additional software solutions help manage these charging points, providing seamless service to users and generating data insights.

In closing, we are excited to work with Mathieu and the entire Allego team. They have built a great platform, and we are thrilled to work with them as they accelerate their growth trajectory over the coming years. With that, I will turn it over to Mathieu Bonnet, Chief Executive Officer of Allego.

Mathieu Bonnet, Allego:

Thank you, Geoff and welcome to everyone on the line today.

Allego is a well-established leader in driving and enabling the electric vehicle revolution. We are building the backbone of public EV charging infrastructure in Europe, which is a leading EV market in the world. We have an existing network of over 26,000 charging points at 12,000 diverse public and private locations across 12 countries, positioning us as the market leader in Europe. In 2020, we had more than 400,000 unique users on Allego’s network, with 82% of these users being recurring customers. Our existing network includes over 1,700 fast and ultrafast charging points both owned and via third parties – an area in which we see tremendous growth to meet significant demand and help accelerate EV adoption. Today’s announcement, along with the capital infusion the transaction is anticipated to provide, is expected to enable us to grow our fast and ultrafast charging locations quickly, while also enhancing our technology moat and service offering to customers. Importantly, Meridiam, who is Allego’s majority owner and strategic partner, will roll 100% of its equity into the combined company and will continue to be a long-term shareholder. I am very pleased to have their continued support.

So what do we do? Well, part of the key differentiator for Allego is our business model. We own and operate our own public charging network. We undergo a rigorous site selection process to identify and develop sites we believe to be optimal – enabling us to deliver high utilization rates for our chargers and maximize returns on our investment. We use these competencies to offer charging solutions as a service to B2B customers by designing, installing, operating and maintaining chargers owned by third parties.

We have two key backbones at Allego that drive these activities. First, a critical feature of our chargers is that they are vehicle agnostic – meaning they can charge any vehicle from any OEM, from Tesla, to Nissan, to the Chevy Volt. We are also class agnostic, which means we can charge everything from light vehicles to vans to e-trucks – allowing us to deliver charging solutions for the entire and fast-growing ecosystem of EVs.

To make it work, Allego has developed a proprietary suite of technology products that we call AllamoTM and Allego EV CloudTM.

AllamoTM allows us to identify and develop select premium-charging sites by analyzing traffic statistics, and includes a proprietary data set and a forecasting model based on over 100 factors. These factors are tremendously detailed and location-specific, and include EV penetration, driving behavior and EV technology development. This offering provides a highly predictable, cutting-edge tool to optimize the best locations for the most attractive utilization rates and highest return on our capital investment.

Allego EV CloudTM is a sophisticated CPO tool that provides essential services to our owned chargers and third-party customers, including authorization and billing, smart charging, and load balancing via analysis, as well as customer support. This service offering is integral to fleet operations and enables the company to provide otherwise unavailable insight and value to the customer. Additionally, we are able to drive increased margins through third-party service contracts. Technology is the key to our business.

Our business is well positioned to capture attractive margins based off the EV value chain. Through our hardware and OEM agnostic approach, we leverage the largely growing commoditized nature of these portions on the value chain, while differentiating our charging solutions based on reliability, site location, convenience, and technology.

We believe Allego is the first EV charging company to have industrialized and standardized the different components of the value chain through our tech platform. This platform informs and drives all aspects of our operations – from installation, to maintenance in the field, to charging transactions and payments in real time.

This industrialized organization provides us with the capacity to support long-term operations for generating long-term revenues through our charging sessions.

Our two key activities are designed to address the massive market opportunity ahead and complement each other.

Our first activity consists of building the largest public fast and ultrafast charging network in Europe. We project that this continued development of our network, combined with further expansion of our customer base, will help us achieve up to approximately $900 million in revenue by 2026, with strong gross margin performance driven by an optimized network and additional margin opportunities from our technology capabilities.

Our second offering consists of selling high end charging services to B2B customers, which we project will generate an additional $320 million in revenue by 2026.

These activities address the key components of the EV market, but also complement each other through synergies generated by the network effect we have created. The bigger our network is, the more partnerships we can create – including highly valuable and strategic partnerships with fleet operators like LeasePlan.

This brings me to our next key advantage – our rich portfolio of customers and partners. We serve reputable customers with well-known brands, and we have secured tremendous partners with whom we build our fast and ultrafast public charging network. We have segmented our customers into 4 categories:

•	First—real estate companies and operators, with whom we use our AllamoTM product to help secure the best sites with the highest traffic for our fast and ultra-fast chargers.

•	Second—OEMs, for whom we build bespoke solutions or who we partner with to use our network, such as VW.

•

Third—Municipalities. We have established a strong presence in municipalities, where we build our network of chargers for numerous municipalities. Additionally, big cities such as Amsterdam, Berlin, and London entrust us to build their charging infrastructure.

•

And finally—Fleet customers, to whom we sell charging solutions within their premises or offer specific access to our network. For instance, this is beneficial for taxis, as their drivers can charge quickly on our fast and ultrafast public network within cities like Amsterdam.

With today’s announcement and the significant resources and opportunities we expect the transaction to provide, we will be armed with the tools needed to expand our fast and ultrafast charging network, while also enhancing our technology moat. We are well-positioned to execute our growth strategy to scale our business further and expand our market leadership in Europe.

With that, I will turn the call over to our COO, Ton Louwers to discuss the market dynamics and provide an overview of the financials.

Ton Louwers, Allego:

Thank you, Mathieu. I will begin by discussing some of the key macro trends, before turning to our go-to-market strategy and briefly covering the financials.

We are the beneficiary of a European EV market that is nearly double the size of United States’ EV market, with an expected 46% CAGR from 2020 to 2025. Based on this projection, the number of EVs in Europe is expected to grow to approximately 20 million by 2025, as compared to approximately 3 million today. The combination of a high urbanization rate and scarcity of in-home parking means EV drivers require fast, public EV charging locations that provide reliable and convenient charging. Additionally, stringent CO2 regulations for internal combustion engines, and highly favorable incentives for electric vehicle purchases will continue to drive adoption rates of EVs over internal combustion engine vehicles.

These dynamics, unique to the European market, are why we are laser focused on ultra-fast and fast charging locations, where we have a strong first mover advantage. As we execute on our expansion plans, we are focused on the ultra-fast and fast charging ports. These ports provide significantly reduced times to charge relative to the traditional AC charging ports people have in their homes or workplaces. The ultra-fast charging stations operate on 150 – 350kw, and can charge a vehicle from 20%—80% in 7-16 minutes. Fast charging stations operate on 50kw and can take a vehicle from 20%—80% in 50 minutes. These chargers carry strong unit economics and gross margins in excess of 50%.

Currently, through third party sites and sites owned by Allego, we have over 700 sites with 1,700 fast charging and ultrafast charging ports already in operation.

Underpinning our growth, we have a secured backlog of more than 500 premium sites and we are estimated to add 2,820 Charging Ports over time. Secured means that we have a long-term lease agreement or MoU in place, exclusivity is secured and design and planning is ongoing. In addition to our secured sites, we have over 500 more sites in discussion, which are forecasted to add an additional 3,000 charging ports to the network. This reflects the pent-up demand that is expected as more and more EVs hit the road.

Our revenue generation is dual-pronged, with charging revenue from our own network and services revenue from the delivery of high value installations and follow on operational and maintenance contracts. Both of these activities are estimated to contribute to the growth of our revenue with a combined 70% CAGR from 2020 to 2026.

Moving to our revenue mix, we expect to see a shift as we bring more charging stations online. Charging revenue in 2021 is estimated to make up 28% of total revenue, and this is projected to grow to approximately 74% of total revenue in 2026. These estimates are also fairly predictable as they are based on the sites locked in through our backlog and pipeline I discussed earlier. To give some perspective, 89% of charging revenues in 2023 are expected from these locked in sites and 41% of 2026 charging revenues are expected from these same locked in sites.

We will continue to work on developing our services revenue over time. This consists of delivery and installation of AC and DC sites followed by operations and maintenance contracts once we start operating such sites.

The growth of third-party networks over time and the long-term nature of operations and maintenance contracts are expected to drive a growing amount of long-term recurring revenue by 2026 and beyond. And on these service revenues, I like to point out that 2021 and 2022 revenues are already highly secured with signed agreements.

As we already hit positive operational EBITDA at the end of 2020 and our near-term revenues are highly secured, we project to continue positive operating EBITDA for the near term and thereafter. With this and our solid growth so far, we feel comfortable putting the expansion plan in place as a next step for our development and expect to continue generating double digit revenue growth.

To enable all of this, we will need to invest in the expansion of our network as well as in our technology platform. The majority of CAPEX will go into the expansion of our network and a smaller but equally important portion will be invested in further strengthening our Allego EV CloudTM platform and developing additional technologies.

With that, I would like to turn the call back to Mathieu for closing remarks.

Mathieu Bonnet, Allego:

Thanks, Ton. In conclusion, we are very excited to work with Geoff and the entire Spartan team. They have brought significant expertise and we are well-positioned with the capital unlocked through this transaction to drive long-term shareholder value. We look forward to executing our growth strategy of building the largest EV charging network in Europe. Thank you to everyone for joining today’s call.

Operator:

That concludes today’s call. At this time you may now disconnect.

Exhibit 99.3

07.21

Enabling Electrification

allego

/Spartan Acquisition Corp. III

CONFIDENTIAL

Exhibit 99.3 CONFIDENTIAL O7.21 [MATERIALS Enabling FOR DISCUSSION] Electrification CONFIDENTIALExhibit 99.3 CONFIDENTIAL O7.21 [MATERIALS Enabling FOR DISCUSSION] Electrification CONFIDENTIAL

CONFIDENTIAL Disclaimer This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to potential financing in connection with a potential business combination between Allego Holding B.V. (“Allego”) and Spartan Acquisition Corp. III (“Spartan”) and related transactions (the “Proposed Business Combination”) and for no other purpose. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the potential financing, that you will not distribute, disclose or use such information in any way detrimental to Allego or Spartan, and that you will return to Allego and Spartan, delete or destroy this Presentation upon request. No representations or warranties, express or implied are given in, or in respect of, this Presentation. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. To the fullest extent permitted by law, in no circumstances will Spartan, Allego or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Allego or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Allego and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. The Proposed Business Combination will be submitted to the stockholders of Spartan for their consideration and approval at a special meeting of stockholders. In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by a newly created subsidiary of Allego (“NewCo”) with the SEC, and the prospectus / proxy statement which will form a part thereof will be distributed to holders of Spartan’s common stock, once definitive, in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the Proposed Business Combination and other matters as described in the Form F-4. When available, Spartan will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. Spartan’s stockholders and other interested parties are advised to read, once available, the Form F-4 and any amendments thereto and, once available, the definitive proxy statement and any other documents filed in connection with Spartan’s solicitation of proxies for its special meeting of stockholders to be held to approve the Proposed Business Combination and other matters, as these documents will contain important information about Spartan, Allego, NewCo and the Proposed Business Combination. Stockholders may also obtain a copy of the Form F-4, including the proxy statement/prospectus incorporated therein, once available, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by NewCo and Spartan, without charge, at the SEC ’s website located at www.sec.gov. This Presentation does not constitute a solicitation of any proxy. Spartan, Allego, NewCo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Spartan’s stockholders in connection with the Proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Spartan’s stockholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus forming a part of the Form F-4 when it is filed with the SEC. You can find more information about Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 and filed with the SEC on February 10, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus forming a part of the Form F-4 when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above. NO OFFER OR SOLICITATION This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the “Securities”) will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of NewCo, Allego or Spartan are making an offer of the Securities in any jurisdiction where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. We have considered whether this Presentation is in scope of the EU Market Abuse Regulation (known as MAR ) and have determined, based on our understanding of U.K. and E.U. MAR and market practice in the United Kingdom and the European Union, that it is not in scope. FORWARD-LOOKING STATEMENTS All statements other than statements of historical facts contained in this Presentation are forward-looking statements. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of closing conditions to the potential transaction and the potential financing of the Proposed Business Combination, the level of redemptions by Spartan’s public stockholders and the timing of the completion of the potential transaction, including the anticipated closing date of the Proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Allego’s and Spartan’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Allego and Spartan. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Spartan is not obtained; (iii) the ability to maintain the listing of the combined company’s securities on NYSE or another national securities exchange; (iv) the inability to complete the potential financing of the Proposed Business Combination; (v) the risk that the Proposed Business Combination disrupts current plans and operations of Spartan or Allego as a result of the announcement and consummation of the transaction described herein; (vi) the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; (vii) the failure to realize the anticipated benefits of the Proposed Business Combination; (viii) risks relating to the uncertainty of the projected financial information with respect to Allego and costs related to the Proposed Business Combination; (ix) risks related to the rollout of Allego’s business strategy and the timing of expected business milestones; (x) the effects of competition on Allego’s future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) risks related to political and macroeconomic uncertainty; (xii) the outcome of any legal proceedings that may be instituted against Spartan, Allego or any of their respective directors or officers, following the announcement of the potential transaction; (xiii) the amount of redemption requests made by Spartan’s public stockholders; (xiv) the ability of Spartan or the combined company to issue equity or equity linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future; (xv) the impact of the global COVID 19 pandemic on any of the foregoing risks; (xvi) those factors discussed in Spartan’s final prospectus dated February 8, 2021 and any Quarterly Report on Form 10-Q or any Annual Report on Form 10-K, in each case, under the heading “Risk Factors,” and other documents of Spartan filed, or to be filed, with the SEC; and (xvii) the classification of its warrants for accounting purposes. If any of these risks materialize or Spartan’s or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward- looking statements. There may be additional risks that neither Spartan nor Allego presently know or that Spartan and Allego currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spartan’s and Allego’ s expectations, plans or forecasts of future events and views as of the date of this Presentation. Spartan and Allego anticipate that subsequent events and developments will cause Spartan’s and Allego’s assessments to change. However, while Spartan and Allego may elect to update these forward-looking statements at some point in the future, Spartan and Allego specifically disclaim any obligation to do so, unless required by applicable law. These forward looking statements should not be relied upon as representing Spartan’s and Allego’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. 1

CONFIDENTIAL Disclaimer INDUSTRY AND MARKET DATA Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Allego and Spartan have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Allego and Spartan, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Allego and Spartan. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Allego, including, but not limited to, estimated results for fiscal years 2021 to 2026. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Spartan’s nor Allego’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES; CURRENCY CONVERSION The financial information and data contained in this Presentation, including as of and for fiscal year 2020, is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, prospectus or registration statement to be filed by NewCo or Spartan with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles (“Dutch GAAP”), United States generally accepted accounting principles (“U.S. GAAP” and together with Dutch GAAP, “GAAP”, as the context may require) or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization, (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs and anticipated transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Spartan and Allego believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Spartan and Allego believe that the use of these non- GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results and reconciliations to the most directly comparable GAAP measure are provided in the Appendix to this Presentation. Allego’s financial results are denominated in euros. In order to compare its results with those of comparable businesses, Allego’s financial results or projected results may be denominated in US dollars in the Presentation, representing an exchange rate of 1.18 USD/EUR as of 7/23/2021. CERTAIN MATTERS REGARDING THE ACCOUNTING TREATMENT OF WARRANTS In light of the SEC's Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 (the “Statement”), Spartan is currently re-evaluating the classification of its warrants for accounting purposes. If Spartan concludes that its warrants should be accounted for as a liability (rather than as equity), the fair value of the warrants will need to be determined, Spartan's previously issued financial statements may be subject to revision or restatement, and Spartan may be required to file a Form 8-K under Item 4.02 (Non Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review). Relatedly, Spartan is also assessing the adequacy of its internal controls over financial reporting and disclosure controls and procedures and is considering whether its prior disclosure on the evaluation of such internal controls needs to be revised in amended filings. This assessment may result in the identification of a material weakness in Spartan's internal controls over financial reporting and disclosure controls and procedures. The full impact of the Statement is still being assessed and as such further risks may be identified with respect thereto. TRADEMARKS AND TRADE NAMES Allego and Spartan own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Allego or Spartan, or an endorsement or sponsorship by or of Allego or Spartan. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Allego or Spartan will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. CERTAIN RISKS RELATED TO ALLEGO All references to the “Company,” “Allego,” “we,” “us,” or “our” in this presentation refer to the business of Allego. The risks presented below are certain of the general risks related to Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, its affiliates or by third parties with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of the Presentation, and we have no obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to Allego in connection with and following the consummation of the Proposed Business Combination are described above under “Forward Looking Statements.” · Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term. · Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected. · Allego’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’s actual operating results may differ adversely and materially from those forecasted or projected. · Allego’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate. · Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops. · Allego faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations. · Allego relies on a limited number of suppliers and manufacturers for its hardware equipment and charging stations. A loss of any of these partners could negatively affect its business. · Allego’s business is subject to risks associated with construction, grid connections, permitting, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as Allego accelerates its development, expands its charging networks and increase its service to third parties. · Allego’s business is subject to risks associated with increased cost of land and competition from third parties that can create cost overruns and delays and can decrease the value of some of Allego’s charging stations. 2CONFIDENTIAL Disclaimer INDUSTRY AND MARKET DATA Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Allego and Spartan have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Allego and Spartan, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Allego and Spartan. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Allego, including, but not limited to, estimated results for fiscal years 2021 to 2026. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Spartan’s nor Allego’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES; CURRENCY CONVERSION The financial information and data contained in this Presentation, including as of and for fiscal year 2020, is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, prospectus or registration statement to be filed by NewCo or Spartan with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles (“Dutch GAAP”), United States generally accepted accounting principles (“U.S. GAAP” and together with Dutch GAAP, “GAAP”, as the context may require) or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization, (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs and anticipated transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Spartan and Allego believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Spartan and Allego believe that the use of these non- GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results and reconciliations to the most directly comparable GAAP measure are provided in the Appendix to this Presentation. Allego’s financial results are denominated in euros. In order to compare its results with those of comparable businesses, Allego’s financial results or projected results may be denominated in US dollars in the Presentation, representing an exchange rate of 1.18 USD/EUR as of 7/23/2021. CERTAIN MATTERS REGARDING THE ACCOUNTING TREATMENT OF WARRANTS In light of the SEC's Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 (the “Statement”), Spartan is currently re-evaluating the classification of its warrants for accounting purposes. If Spartan concludes that its warrants should be accounted for as a liability (rather than as equity), the fair value of the warrants will need to be determined, Spartan's previously issued financial statements may be subject to revision or restatement, and Spartan may be required to file a Form 8-K under Item 4.02 (Non Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review). Relatedly, Spartan is also assessing the adequacy of its internal controls over financial reporting and disclosure controls and procedures and is considering whether its prior disclosure on the evaluation of such internal controls needs to be revised in amended filings. This assessment may result in the identification of a material weakness in Spartan's internal controls over financial reporting and disclosure controls and procedures. The full impact of the Statement is still being assessed and as such further risks may be identified with respect thereto. TRADEMARKS AND TRADE NAMES Allego and Spartan own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Allego or Spartan, or an endorsement or sponsorship by or of Allego or Spartan. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Allego or Spartan will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. CERTAIN RISKS RELATED TO ALLEGO All references to the “Company,” “Allego,” “we,” “us,” or “our” in this presentation refer to the business of Allego. The risks presented below are certain of the general risks related to Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, its affiliates or by third parties with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of the Presentation, and we have no obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to Allego in connection with and following the consummation of the Proposed Business Combination are described above under “Forward Looking Statements.” · Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term. · Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected. · Allego’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’s actual operating results may differ adversely and materially from those forecasted or projected. · Allego’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate. · Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops. · Allego faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations. · Allego relies on a limited number of suppliers and manufacturers for its hardware equipment and charging stations. A loss of any of these partners could negatively affect its business. · Allego’s business is subject to risks associated with construction, grid connections, permitting, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as Allego accelerates its development, expands its charging networks and increase its service to third parties. · Allego’s business is subject to risks associated with increased cost of land and competition from third parties that can create cost overruns and delays and can decrease the value of some of Allego’s charging stations. 2

CONFIDENTIAL Disclaimer · Allego’s business is subject to risks associated with the price of electricity and the cost of grid connection and capacity which may hamper its profitability and growth. · Allego is dependent on the availability, supply and sufficiency of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity would adversely affect Allego’s business and results of operations. · Allego’s public charging points are often located in areas that must be freely accessible and may be exposed to vandalism or misuse by customers or other individuals, which would increase Allego’s replacement and maintenance costs. · If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer. · Allego’s EV driver base and services business will depend upon the effective operation of Allego’s EV Cloud Platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, communication networks and standards that Allego does not control. · Allego’s business is dependent upon the hardware of third parties. Issues with the quality or safety of such hardware or any deficiencies with such third parties’ quality and safety controls may affect the profitability and reputation of Allego. Expansion of Allego’s operations may increase such risks. · While Allego to date has not made material acquisitions, should it pursue acquisitions in the future, it would be subject to risks associated with acquisitions. · If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed. · Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks. · Members of Allego’s management have limited experience in operating a public company. · Allego may need to raise additional funds or debt and these funds may not be available when needed. · Allego’s future revenue growth will depend in significant part on its ability to increase the number of its charging sites and the sales of services to business to business customers. · Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Allego’s business. · New technology of alternative fuels may negatively impact the growth of EV market and thus the demand for Allego’s charging stations and services. · The EV charging market is characterized by rapid technological change, which requires Allego to continue develop new innovations of its software platform and to keep up with new hardware technologies. Any delays in such development could adversely affect market adoption of its solutions and Allego’s financial results. · Certain estimates of market opportunity and forecasts of market growth included in this Presentation may prove to be inaccurate. · Allego may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive. · Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties. · The current lack of international standards may lead to uncertainty, additional competition and further unexpected costs. · Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business. · Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of Allego’s operation, harm its business and subject it to liability. · Allego expects to incur research and development costs and devote significant resources to developing new solutions and services, new technologies, which could significantly reduce its profitability and may never result in revenue to Allego. · Allego may inaccurately forecast demand of its sites and may be unable to increase the demand of its public charging points network, which could adversely affect its profitability and growth. · Allego’s business will depend on the utilization of its network by EV drivers and the mobility service providers (“MSPs”) to offer access to our network. If EV drivers do not continue to use our network or MSPs do not continue to offer access to our network, Allego’s business and operating results will be adversely affected. · Failure to effectively expand Allego’s sites could harm its ability to increase revenue. 3CONFIDENTIAL Disclaimer · Allego’s business is subject to risks associated with the price of electricity and the cost of grid connection and capacity which may hamper its profitability and growth. · Allego is dependent on the availability, supply and sufficiency of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity would adversely affect Allego’s business and results of operations. · Allego’s public charging points are often located in areas that must be freely accessible and may be exposed to vandalism or misuse by customers or other individuals, which would increase Allego’s replacement and maintenance costs. · If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer. · Allego’s EV driver base and services business will depend upon the effective operation of Allego’s EV Cloud Platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, communication networks and standards that Allego does not control. · Allego’s business is dependent upon the hardware of third parties. Issues with the quality or safety of such hardware or any deficiencies with such third parties’ quality and safety controls may affect the profitability and reputation of Allego. Expansion of Allego’s operations may increase such risks. · While Allego to date has not made material acquisitions, should it pursue acquisitions in the future, it would be subject to risks associated with acquisitions. · If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed. · Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks. · Members of Allego’s management have limited experience in operating a public company. · Allego may need to raise additional funds or debt and these funds may not be available when needed. · Allego’s future revenue growth will depend in significant part on its ability to increase the number of its charging sites and the sales of services to business to business customers. · Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Allego’s business. · New technology of alternative fuels may negatively impact the growth of EV market and thus the demand for Allego’s charging stations and services. · The EV charging market is characterized by rapid technological change, which requires Allego to continue develop new innovations of its software platform and to keep up with new hardware technologies. Any delays in such development could adversely affect market adoption of its solutions and Allego’s financial results. · Certain estimates of market opportunity and forecasts of market growth included in this Presentation may prove to be inaccurate. · Allego may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive. · Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties. · The current lack of international standards may lead to uncertainty, additional competition and further unexpected costs. · Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business. · Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of Allego’s operation, harm its business and subject it to liability. · Allego expects to incur research and development costs and devote significant resources to developing new solutions and services, new technologies, which could significantly reduce its profitability and may never result in revenue to Allego. · Allego may inaccurately forecast demand of its sites and may be unable to increase the demand of its public charging points network, which could adversely affect its profitability and growth. · Allego’s business will depend on the utilization of its network by EV drivers and the mobility service providers (“MSPs”) to offer access to our network. If EV drivers do not continue to use our network or MSPs do not continue to offer access to our network, Allego’s business and operating results will be adversely affected. · Failure to effectively expand Allego’s sites could harm its ability to increase revenue. 3

CONFIDENTIAL

Today's Presenters

allego | meridiam INVESTING FOR THE COMMUNITY

Julien Touati
Allego Board Chairman, Meridiam Partner
Capgemini · SNCF Réseau · Voltalis · Veolia · evergaz

Mathieu Bonnet
Chief Executive Officer
CNR · E6 · engie

Alexis Galley
Chief Technology Officer
Carrefour · MoMA · bien'ici · Voltalis

Ton Louwers
Chief Operating Officer
Imtech · Thales · pwc · hertel · Berenschot

Spartan Acquisition Corp. III | APOLLO

Joseph Romeo
Spartan Director, Apollo Principal and Co-Lead of Spartan Platform
- 8 years at Apollo
- 11+ years experience in the energy and renewable sectors

Corinne Still
Apollo Principal – Infrastructure
- 5 years at Apollo
- 13+ years experience in the energy and renewable sectors

allego

4

CONFIDENTIAL Today’s Presenters Julien Touati Mathieu Bonnet Allego Board Chairman, Meridiam Partner Chief Executive Officer E 6 Alexis Galley Ton Louwers Chief Technology Officer Chief Operating Officer Geoffrey Strong Olivia Wassenaar Spartan Chairman & CEO, Apollo Senior Partner – Spartan Director, Apollo Senior Partner – Co-Lead Infrastructure and Natural Resources Co-Lead of Natural Resources • 12 years at Apollo • 3 years at Apollo • 15+ years experience in the energy sector • 15+ years experience in the energy and renewable sectors Joseph Romeo Corinne Still Spartan Director, Apollo Principal and Co-Lead of Apollo Principal – Infrastructure Spartan Platform • 5 years at Apollo • 8 years at Apollo • 13+ years experience in the energy and • 11+ years experience in the energy and renewable sectors renewable sectors 4CONFIDENTIAL Today’s Presenters Julien Touati Mathieu Bonnet Allego Board Chairman, Meridiam Partner Chief Executive Officer E 6 Alexis Galley Ton Louwers Chief Technology Officer Chief Operating Officer Geoffrey Strong Olivia Wassenaar Spartan Chairman & CEO, Apollo Senior Partner – Spartan Director, Apollo Senior Partner – Co-Lead Infrastructure and Natural Resources Co-Lead of Natural Resources • 12 years at Apollo • 3 years at Apollo • 15+ years experience in the energy sector • 15+ years experience in the energy and renewable sectors Joseph Romeo Corinne Still Spartan Director, Apollo Principal and Co-Lead of Apollo Principal – Infrastructure Spartan Platform • 5 years at Apollo • 8 years at Apollo • 13+ years experience in the energy and • 11+ years experience in the energy and renewable sectors renewable sectors 4

CONFIDENTIAL

APOLLO

Spartan SPAC Platform
- Spartan I combined with Fisker Inc. on 10/29/20
- Spartan II announced combination with Sunlight Financial LLC on 1/25/21
- Spartan III IPO completed on 2/11/2021
- Sponsored by Apollo's private equity group

Private Equity
$81bn AUM
- Opportunistic buyouts
- Distressed buyouts and debt investments
- Corporate carve-outs
- Hybrid value

Credit
$329bn AUM
- Corporate and structured credit
- Direct origination
- Permanent Capital Vehicles: Athene, Athora, MidCap, BDCs, Closed-End Funds

Real Assets
$46bn AUM
- Commercial real estate
- Global private equity and debt investments
- Principal finance
- Infrastructure

Global Footprint

Los Angeles
San Diego
Houston
New York
Bethesda
London
Frankfurt
Luxembourg
Madrid
Mumbai
Delhi
Shanghai
Tokyo
Hong Kong
Singapore

Key Highlights

- Founded 1990
- AUM[1] $455bn
- IRR[2] 39%
- 550 Investment Professionals
- 15 Global Offices[3]

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CONFIDENTIAL Spartan III is an Extension of Apollo’s Global, Integrated Platform Spartan SPAC Platform Private Equity Credit Real Assets $81bn AUM $329bn AUM $46bn AUM • Spartan I combined with Fisker Inc. on 10/29/20 • Commercial real estate • Opportunistic buyouts • Corporate and • Spartan II announced structured credit • Distressed buyouts • Global private equity combination with Sunlight and debt investments and debt investments • Direct origination Financial LLC on 1/25/21 • Corporate carve-outs • Principal finance • Permanent Capital Vehicles: • Spartan III IPO completed Athene, Athora, MidCap, • Infrastructure • Hybrid value on 2/11/2021 BDCs, Closed-End Funds • Sponsored by Apollo’s private equity group Global Footprint Key Highlights 1 2 Founded AUM IRR 1990 $455bn 39% London Frankfurt Los Angeles Shanghai Tokyo New York Luxembourg Bethesda San Diego Madrid Delhi Houston Hong Kong Mumbai 550 15 Singapore Investment Global 3 Professionals Offices (2) Represents returns of traditional Apollo private equity funds since inception Note: All figures as of December 31, 2020 unless otherwise noted. in 1990 through September 30, 2020. Past performance is not indicative of (1) AUM figures include funds that are denominated in Euros and translated into US dollars at an exchange rate of €1.00 to $1.22 as of December 31, 2020. future results. Please refer to Gross IRR and Net IRR endnotes and definitions 5 Business segment AUM may not sum to total firm AUM due to rounding. at the end of this Presentation. (3) Number may not be fully reflective of all Apollo affiliated office space worldwide. .CONFIDENTIAL Spartan III is an Extension of Apollo’s Global, Integrated Platform Spartan SPAC Platform Private Equity Credit Real Assets $81bn AUM $329bn AUM $46bn AUM • Spartan I combined with Fisker Inc. on 10/29/20 • Commercial real estate • Opportunistic buyouts • Corporate and • Spartan II announced structured credit • Distressed buyouts • Global private equity combination with Sunlight and debt investments and debt investments • Direct origination Financial LLC on 1/25/21 • Corporate carve-outs • Principal finance • Permanent Capital Vehicles: • Spartan III IPO completed Athene, Athora, MidCap, • Infrastructure • Hybrid value on 2/11/2021 BDCs, Closed-End Funds • Sponsored by Apollo’s private equity group Global Footprint Key Highlights 1 2 Founded AUM IRR 1990 $455bn 39% London Frankfurt Los Angeles Shanghai Tokyo New York Luxembourg Bethesda San Diego Madrid Delhi Houston Hong Kong Mumbai 550 15 Singapore Investment Global 3 Professionals Offices (2) Represents returns of traditional Apollo private equity funds since inception Note: All figures as of December 31, 2020 unless otherwise noted. in 1990 through September 30, 2020. Past performance is not indicative of (1) AUM figures include funds that are denominated in Euros and translated into US dollars at an exchange rate of €1.00 to $1.22 as of December 31, 2020. future results. Please refer to Gross IRR and Net IRR endnotes and definitions 5 Business segment AUM may not sum to total firm AUM due to rounding. at the end of this Presentation. (3) Number may not be fully reflective of all Apollo affiliated office space worldwide. .

CONFIDENTIAL

Successful Track Record in Leading Energy Transition Companies

Spartan I

Closed October 29, 2020
NYSE:FSR

Leading producer of consumer electric vehicles, led by legendary designer Henrik Fisker

$1.9bn Enterprise Value

$552mm IPO Proceeds

$500mm PIPE

Spartan II

Announced January 25, 2021
NYSE:SPRQ

Premier residential solar point-of-sale financing platform

$1.3bn Enterprise Value

$345mm IPO Proceeds

$250mm PIPE

Spartan III

Announcement: July 2021

$2.65bn Enterprise Value

$552mm IPO Proceeds

$150mm PIPE

Source: Company information.

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CONFIDENTIAL Successful Track Record in Leading Energy Transition Companies Spartan I Spartan II Spartan III Closed October 29, 2020 Announced January 25, 2021 Announcement: July 2021 NYSE:FSR NYSE:SPRQ Operator of one of the largest Leading producer of consumer Premier residential solar pan-European fully integrated electric vehicles, led by legendary point-of-sale financing platform public EV Charging Networks designer Henrik Fisker $1.3bn Enterprise Value $2.65bn Enterprise Value $1.9bn Enterprise Value $345mm IPO Proceeds $552mm IPO Proceeds $552mm IPO Proceeds $250mm PIPE $150mm PIPE $500mm PIPE Source: Company information. 6CONFIDENTIAL Successful Track Record in Leading Energy Transition Companies Spartan I Spartan II Spartan III Closed October 29, 2020 Announced January 25, 2021 Announcement: July 2021 NYSE:FSR NYSE:SPRQ Operator of one of the largest Leading producer of consumer Premier residential solar pan-European fully integrated electric vehicles, led by legendary point-of-sale financing platform public EV Charging Networks designer Henrik Fisker $1.3bn Enterprise Value $2.65bn Enterprise Value $1.9bn Enterprise Value $345mm IPO Proceeds $552mm IPO Proceeds $552mm IPO Proceeds $250mm PIPE $150mm PIPE $500mm PIPE Source: Company information. 6

CONFIDENTIAL Investment Highlights Large and Rapidly Growing Total Addressable Market • Growth in electric vehicles unlocks a significant addressable market - particularly for European charging 1 1 • Total TWh demand expected to grow ~8x by 2025 and ~30x by 2030 Leading Pan-European Player with a Clear First Mover Advantage • One of the largest European networks of chargers and a pan-European player 2 • Partnerships with municipalities, 50+ real estate owners and 15+ OEMs • Secured backlog of premium sites provides near-term visibility Market Leading Proprietary Technology Provides a Competitive Advantage • Proprietary 100+ variable analytics and technology platform informs optimal location / network design and performance 3 • Operating software allows compatibility with all vehicle OEMs creating an optimized user experience Strong Unit Economics • Proven ability to generate significant returns from owned sites with expected 30%+ IRR and ~4-year payback at the site level 4 • Allego can operate independently and produce high margins from owned sites without reliance on government incentives Attractive Valuation • Attractive entry valuation at a discount to both current trading level of comparable companies and 5 precedent deSPAC transactions • Allego is expected to achieve positive Operational EBITDA in 2021 and has established scale vs. competitors Source: Company information. (1) Management estimates. 7CONFIDENTIAL Investment Highlights Large and Rapidly Growing Total Addressable Market • Growth in electric vehicles unlocks a significant addressable market - particularly for European charging 1 1 • Total TWh demand expected to grow ~8x by 2025 and ~30x by 2030 Leading Pan-European Player with a Clear First Mover Advantage • One of the largest European networks of chargers and a pan-European player 2 • Partnerships with municipalities, 50+ real estate owners and 15+ OEMs • Secured backlog of premium sites provides near-term visibility Market Leading Proprietary Technology Provides a Competitive Advantage • Proprietary 100+ variable analytics and technology platform informs optimal location / network design and performance 3 • Operating software allows compatibility with all vehicle OEMs creating an optimized user experience Strong Unit Economics • Proven ability to generate significant returns from owned sites with expected 30%+ IRR and ~4-year payback at the site level 4 • Allego can operate independently and produce high margins from owned sites without reliance on government incentives Attractive Valuation • Attractive entry valuation at a discount to both current trading level of comparable companies and 5 precedent deSPAC transactions • Allego is expected to achieve positive Operational EBITDA in 2021 and has established scale vs. competitors Source: Company information. (1) Management estimates. 7

CONFIDENTIAL

Transaction Summary

Spartan Acquisition Corp. III

NYSE: SPAQ

allego

NYSE

Transaction Structure

Expected cash proceeds of $702mm:

- Spartan Acquisition Corp. III has $552mm of cash held in trust
- PIPE size of $150mm

Use of proceeds:

Valuation

Enterprise value of $2.65bn at $10 per share

Attractive entry value compared to peers[1]

- 41% discount based on projected 2025E Operational EBITDA of $373mm

Capital Structure

- Existing Allego shareholders will roll 100% of their equity
- $556mm of net cash proceeds[2] funds capex deployment and IT investment needs for the next 5 years
- Projected Operational EBITDA positive in 2021 and cash flow positive in 2026

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CONFIDENTIAL Transaction Summary NYSE: SPAQ NYSE Transaction Structure Valuation Capital Structure Expected cash proceeds of Enterprise value of $2.65bn at $10 • Existing Allego shareholders will $702mm: per share roll 100% of their equity 2 • Spartan Acquisition Corp. III has Attractive entry value compared • $556mm of net cash proceeds 1 $552mm of cash held in trust to peers funds capex deployment and IT investment needs for the • PIPE size of $150mm • 41% discount based on projected next 5 years 2025E Operational EBITDA of Use of proceeds: $373mm • Projected Operational EBITDA positive in 2021 and cash flow 1) investments in prime locations positive in 2026 and technology to maintain leadership 2) $556mm cash on balance sheet Note: Market data as of July 23, 2021. USD/EUR at 1.18. (1) Peers considered are EVgo and ChargePoint. (2) Assuming no Spartan III shareholder redemptions. Net of transaction fees and deferred advisory fees. 8CONFIDENTIAL Transaction Summary NYSE: SPAQ NYSE Transaction Structure Valuation Capital Structure Expected cash proceeds of Enterprise value of $2.65bn at $10 • Existing Allego shareholders will $702mm: per share roll 100% of their equity 2 • Spartan Acquisition Corp. III has Attractive entry value compared • $556mm of net cash proceeds 1 $552mm of cash held in trust to peers funds capex deployment and IT investment needs for the • PIPE size of $150mm • 41% discount based on projected next 5 years 2025E Operational EBITDA of Use of proceeds: $373mm • Projected Operational EBITDA positive in 2021 and cash flow 1) investments in prime locations positive in 2026 and technology to maintain leadership 2) $556mm cash on balance sheet Note: Market data as of July 23, 2021. USD/EUR at 1.18. (1) Peers considered are EVgo and ChargePoint. (2) Assuming no Spartan III shareholder redemptions. Net of transaction fees and deferred advisory fees. 8

CONFIDENTIAL

Allego Highlights

- ~26,000 Public Charging Ports and ~12,000 Public and Non-Public Sites Across 12 Countries [1]
- 2020 Gross Margin of 29% and Projected Operational EBITDA Positive in 2021 [2]
- ~442,000 Unique Network Users and ~81% Recurring Users as of May 2021
- >100% Historical Revenue Growth [3]
- Average Charger Utilization Rate of 6% [4]

Leading Presence in Europe

NOTE: Map includes both public and non-public sites.

- Current AC Sites [5]
- Current Fast and Ultra-Fast Sites [5]
- Select Sites in Backlog [5]
- Operational
- Secured Expansion [6]
- Future Expansion Plans

allego 9

CONFIDENTIAL Allego Operates One of the Largest Pan-European Public Networks Allego Highlights Leading Presence in Europe ~26,000 Public Charging Ports and ~12,000 Public and Non-Public Sites 1 Across 12 Countries 2020 Gross Margin of 29% and Projected Operational EBITDA 2 Positive in 2021 ~442,000 Unique Network Users and ~81% Recurring Users as of May 2021 3 >100% Historical Revenue Growth NOTE: Map includes both public and non-public sites. 5 Current AC Sites Operational 5 6 Average Charger Utilization Rate Current Fast and Ultra-Fast Sites Secured Expansion 4 5 of 6% Select Sites in Backlog Future Expansion Plans Source: Company information. (5) As of December 31, 2020. (1) Owned and third-party, as of June 22, 2021. (6) Secured expansion countries refer to countries where the potential for EV (2) 2020 unaudited. charging is confirmed to be attractive enough and where installation of 9 (3) 2017-2020 CAGR. charging ports has already started or has been decided. (4) Per May 2021 data for Ultra-Fast chargers. Excludes all non- operational sites and sites that became operational in 2021.

CONFIDENTIAL

Pioneer in EV Charging in Europe

Allego founded as subsidiary of a Dutch grid operator
allego
National fast charging network
One of the largest pan-European charging networks
Near-term deployment of 170 sites
2013
2014
2015
2016
2017
2018
2019
2020
2021
First Allego FC charger operational
Development of nationwide fast charging network in the Netherlands
Allego deploys Europe's first Ultra-Fast location
meridiam
New owner to accelerate network growth
MEGA-E
Mega-E
First large-scale Pan-European Ultra-Fast project focusing on corridors
Early Proof of Concept
Dramatic Rollout
Future Growth
(€ in mm)
€ 5
CAGR: 115%
€ 50
CAGR: 70%
€ 1,216
2017A
2020A[1]
2026E
Revenue

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CONFIDENTIAL Pioneer in EV Charging in Europe One of the Allego Near-term founded as largest pan- deployment European subsidiary of National fast of 170 sites charging a Dutch grid charging operator networks network #1 2013 2014 2015 2016 2017 2018 2019 2020 2021 Mega-E First large-scale New owner Development of Pan-European Ultra- First Allego Allego deploys to accelerate nationwide fast Fast project focusing FC charger charging network Europe’s first network on corridors operational Ultra-Fast location growth in the Netherlands Early Future Dramatic Proof of Growth Rollout Concept CAGR: (€ in mm) € 1,216 70% CAGR: € 50 115% € 5 1 2017A 2020A 2026E Revenue Source: Company information as of December 31, 2020. (1) IFRS Unaudited. 10CONFIDENTIAL Pioneer in EV Charging in Europe One of the Allego Near-term founded as largest pan- deployment European subsidiary of National fast of 170 sites charging a Dutch grid charging operator networks network #1 2013 2014 2015 2016 2017 2018 2019 2020 2021 Mega-E First large-scale New owner Development of Pan-European Ultra- First Allego Allego deploys to accelerate nationwide fast Fast project focusing FC charger charging network Europe’s first network on corridors operational Ultra-Fast location growth in the Netherlands Early Future Dramatic Proof of Growth Rollout Concept CAGR: (€ in mm) € 1,216 70% CAGR: € 50 115% € 5 1 2017A 2020A 2026E Revenue Source: Company information as of December 31, 2020. (1) IFRS Unaudited. 10

CONFIDENTIAL

Business Model Overview

allego

Own & Operate

High Value Services Offering

Allamo™ & Allego EV Cloud™ Proprietary Software Platforms

Nissan, Shell, Carrefour

Owned Public Charging Ports[1] Breakdown[2]

AC	Fast	Ultra-Fast
19,664	733	54

- Allamo™ software identifies premium charging sites and forecasts demand using external traffic statistics
- Proprietary software allows compatibility and an optimized user experience for all EV drivers
- Through Allego EV Cloud™ , provides software solutions for EV charging owners, including payment and achieving high uptime

- Attractive, high margin third-party service contracts
- Services include site design and technical layout, authorization and billing, and operations & maintenance

Third-Party Public Charging Ports Breakdown[1]

AC	Fast	Ultra-Fast
4,245	639	293

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CONFIDENTIAL Business Model Overview Own & Operate High Value Services Offering TM TM Allamo & Allego EV Cloud Proprietary Software Platforms TM • Build, own and operate Ultra-Fast • Allamo software identifies premium • Attractive, high margin third-party and Fast charging sites charging sites and forecasts demand service contracts using external traffic statistics • Operator of one of the largest • Services include site design and pan-European public EV charging • Proprietary software allows compatibility technical layout, authorization and networks and an optimized user experience for all billing, and operations & EV drivers maintenance TM • Through Allego EV Cloud , provides 1 Owned Public Charging Ports Third-Party Public Charging Ports software solutions for EV charging 2 1 Breakdown Breakdown owners, including payment and achieving high uptime AC Fast Ultra-Fast AC Fast Ultra-Fast 19,664 733 54 4,245 639 293 Allego is a pioneer in EV charging solutions, and its large, vehicle-agnostic European public network offers easy access for all EV drivers Source: Company information as of June 22, 2021. (1) Charging ports are defined as the number of sockets on a charger that are simultaneously accessible for charging. 11 (2) Only includes public chargers.CONFIDENTIAL Business Model Overview Own & Operate High Value Services Offering TM TM Allamo & Allego EV Cloud Proprietary Software Platforms TM • Build, own and operate Ultra-Fast • Allamo software identifies premium • Attractive, high margin third-party and Fast charging sites charging sites and forecasts demand service contracts using external traffic statistics • Operator of one of the largest • Services include site design and pan-European public EV charging • Proprietary software allows compatibility technical layout, authorization and networks and an optimized user experience for all billing, and operations & EV drivers maintenance TM • Through Allego EV Cloud , provides 1 Owned Public Charging Ports Third-Party Public Charging Ports software solutions for EV charging 2 1 Breakdown Breakdown owners, including payment and achieving high uptime AC Fast Ultra-Fast AC Fast Ultra-Fast 19,664 733 54 4,245 639 293 Allego is a pioneer in EV charging solutions, and its large, vehicle-agnostic European public network offers easy access for all EV drivers Source: Company information as of June 22, 2021. (1) Charging ports are defined as the number of sockets on a charger that are simultaneously accessible for charging. 11 (2) Only includes public chargers.

CONFIDENTIAL

One of the Largest Pan-European Fast Charging Networks

Current Public Infrastructure in the Most Developed EV Markets

OF FAST AND ULTRA-FAST CHARGING SITES

Geographic Presence

allego
760
EnBW [1]
563
Fortum charge & drive [2]
Owned by Infracapital
485
IONITY [3]
Owned by 7 OEMs
331
[4]
266
FASTNED [5]
134

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CONFIDENTIAL One of the Largest Pan-European Fast Charging Networks Current Public Infrastructure in the Most Developed EV Markets Geographic Presence # OF FAST AND ULTRA-FAST CHARGING SITES 760 1 563 2 485 Owned by 3 331 Owned by 7 OEMs 4 266 5 134 Source: Company information as of June 22, 2021, management estimates, other (4) Data collection from ECOmovement. public sources. (5) Fastned press release dated April 13, 2021. (1) Data collection from ECOmovement. 12 (2) A location is considered UFC if there is at least 1 UFC charger, otherwise it is FC. The charger count is the total installed base. (3) Company information, assuming every charger for Ionity is 1 charging port.

CONFIDENTIAL

allego

Power Supply

Charging Hardware Manufacturer

Network Planning

Asset Ownership

Installation

Operation & Maintenance

Backend IT

Payment

EV Driver

Hardware agnostic, Allego selects best-of-breed cutting edge technology

Allamo™

EV Cloud™

Payment MSP

OEM Agnostic

Access to Entire EV Fleet

Recurring, high-margin revenue streams

allego

Source: Company information.

13

CONFIDENTIAL Allego’s Focus on Proprietary Technology and Services Enables High Margin Capture Network Asset Installation Operation Backend Payment Power Charging EV Planning Ownership & IT Supply Hardware Driver Manufacturer Maintenance Payment OEM Agnostic Hardware agnostic, TM TM Allamo EV Cloud MSP Allego selects best-of-breed cutting edge technology Control of all steps along the value chain, based on proprietary Access to Entire technology informed by data collection EV Fleet Recurring, high-margin revenue streams Source: Company information. 13CONFIDENTIAL Allego’s Focus on Proprietary Technology and Services Enables High Margin Capture Network Asset Installation Operation Backend Payment Power Charging EV Planning Ownership & IT Supply Hardware Driver Manufacturer Maintenance Payment OEM Agnostic Hardware agnostic, TM TM Allamo EV Cloud MSP Allego selects best-of-breed cutting edge technology Control of all steps along the value chain, based on proprietary Access to Entire technology informed by data collection EV Fleet Recurring, high-margin revenue streams Source: Company information. 13

CONFIDENTIAL

Allego is Well-Positioned to Capture Significant Value

(€MM EXCEPT FOR CHARGING PORTS AND SITES)		Independent Operators		OEM-captive Operators	Hardware Manufacturers	
		allego	EVgo	Tesla / IONITY	EVBOX	chargepoint
Financial Performance	2021E Revenue	86	17 [1]		120 [4]	168 [1]
	Recurring Revenue	✓	✓		✗	✗
	2021E EBITDA	8 [2]	(49) [1]		(80) [4]	(103) [1]
Size and Scale	Networked Charging Ports	~26,000 [3]	~1,400		NA	NA
	Sites	~12,000 [3]	~800		NA	NA
	Geographic Presence	**Already in 12 European countries**	United States	Selected presence	Europe, USA, Canada, and others (total of 70+)	North America, Europe (UK mostly)
Offering	Service Offering	✓	Fleet partnership	✗	✗	✓
	Proprietary Software Offering	✓	Third-party solution	✗	✓	✓
	Site Forecasting Software	✓	✓	✗	✗	✗

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CONFIDENTIAL Allego is Well-Positioned to Capture Significant Value OEM-captive Operators Independent Operators Hardware Manufacturers (€MM EXCEPT FOR CHARGING PORTS AND SITES) 2021E (1) (4) (1) 86 17 120 168 Revenue Financial Recurring POO P Revenue Performance 2021E (2) (1) (4) (1) 8 (49) (80) (103) EBITDA Networked (3) Charging ~26,000 ~1,400 NA NA Ports Size and (3) Sites ~12,000 ~800 NA NA Scale Already in Europe, USA, Geographic Selected North America, 12 European United States Canada, and others Presence presence Europe (UK mostly) countries (total of 70+) Service Fleet POOP Offering partnership Proprietary Third-party Software OfferingPOPP solution Offering Site ForecastingP POOO Software Allego’s strength is supported by its market position and strong growth trajectory Source: Company information, press releases. (1) Based on USD forecasts from EVgo and ChargePoint investor presentations, USD/EUR rate of 1.18 as of 7/23/2021. (2) Represents Operational EBITDA. 14 (3) Includes Allego public charging ports and sites for owned and third-party AC chargers, Fast chargers and Ultra-Fast chargers of any speed as of June 22, 2021. (4) Based on EVBox investor presentation.CONFIDENTIAL Allego is Well-Positioned to Capture Significant Value OEM-captive Operators Independent Operators Hardware Manufacturers (€MM EXCEPT FOR CHARGING PORTS AND SITES) 2021E (1) (4) (1) 86 17 120 168 Revenue Financial Recurring POO P Revenue Performance 2021E (2) (1) (4) (1) 8 (49) (80) (103) EBITDA Networked (3) Charging ~26,000 ~1,400 NA NA Ports Size and (3) Sites ~12,000 ~800 NA NA Scale Already in Europe, USA, Geographic Selected North America, 12 European United States Canada, and others Presence presence Europe (UK mostly) countries (total of 70+) Service Fleet POOP Offering partnership Proprietary Third-party Software OfferingPOPP solution Offering Site ForecastingP POOO Software Allego’s strength is supported by its market position and strong growth trajectory Source: Company information, press releases. (1) Based on USD forecasts from EVgo and ChargePoint investor presentations, USD/EUR rate of 1.18 as of 7/23/2021. (2) Represents Operational EBITDA. 14 (3) Includes Allego public charging ports and sites for owned and third-party AC chargers, Fast chargers and Ultra-Fast chargers of any speed as of June 22, 2021. (4) Based on EVBox investor presentation.

CONFIDENTIAL

Understanding the EV Charging Landscape

	ULTRA-FAST CHARGING 	FAST CHARGING 	AC CHARGING 
	Go-forward focus		
Own & Operate (allego)	✓	✓	✓ [1]
Services (allego)		✓	✓
Power	~150 – 350kW	~50kW	11kW
Minimum Time to Charge to 125 Miles (from 20% to 80%) [2]	7-16 minutes	50 minutes	220 minutes
Target Locations	Public, Major Roads, Retail	Public, Major Roads, Retail	Public, Workplaces, Homes
Average Price per Charging Session (40kWh) [2]	$28 – 34	$24	$14
Expected Gross Margin (2026E)	55%	55%	40%

Compares to average cost of 125 miles of gasoline: **$34** [3]

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15

CONFIDENTIAL Understanding the EV Charging Landscape ULTRA-FAST FAST AC CHARGING CHARGING CHARGING Go-forward focus 1 Own & Operate PPP Services PP Power ~150 – 350kW ~50kW 11kW Minimum Time to Charge 7-16 minutes 50 minutes 220 minutes 2 to 125 Miles (from 20% to 80%) Public, Workplaces, Target Locations Public, Major Roads, Retail Public, Major Roads, Retail Homes Average Price per $28 – 34 $24 $14 2 Charging Session (40kWh) Expected Gross Margin (2026E) 55% 55% 40% Compares to average cost of 3 125 miles of gasoline: $34 Full suite of charging solutions for all end users and locations Source: Company information, French Ministry of the Economy, (1) AC charging expected to be de-emphasized going forward. (2) 40 kWh charge corresponds to charging, from 20% to 80%, an average battery of ~70kWh and provides 125 miles additional range. 15 (3) Assumes fuel prices of €1.75/liter and fuel consumption of 8 liters/100 kilometers based on data from the French Ministry of Economics.CONFIDENTIAL Understanding the EV Charging Landscape ULTRA-FAST FAST AC CHARGING CHARGING CHARGING Go-forward focus 1 Own & Operate PPP Services PP Power ~150 – 350kW ~50kW 11kW Minimum Time to Charge 7-16 minutes 50 minutes 220 minutes 2 to 125 Miles (from 20% to 80%) Public, Workplaces, Target Locations Public, Major Roads, Retail Public, Major Roads, Retail Homes Average Price per $28 – 34 $24 $14 2 Charging Session (40kWh) Expected Gross Margin (2026E) 55% 55% 40% Compares to average cost of 3 125 miles of gasoline: $34 Full suite of charging solutions for all end users and locations Source: Company information, French Ministry of the Economy, (1) AC charging expected to be de-emphasized going forward. (2) 40 kWh charge corresponds to charging, from 20% to 80%, an average battery of ~70kWh and provides 125 miles additional range. 15 (3) Assumes fuel prices of €1.75/liter and fuel consumption of 8 liters/100 kilometers based on data from the French Ministry of Economics.

CONFIDENTIAL

Allamo™ – Owned Site Identification / Assessment

Model Forecast (kWh/day) Accuracy Improves with Larger Batch Sizes [1]

Ratio (Forecast/Actuals)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
R^2 = 0.76
1 Site
10 Sites
20 Sites
30 Sites
50 Sites
70 Sites
100 Sites

High predictability enables strong profitability

Allego EV Cloud™ – Uptime and Payment Optimization

allego
Uptime and Performance Report
143
29
allego

allego
16

CONFIDENTIAL Proprietary Software Suite Provides a Competitive Edge in Selecting and Managing Charging Sites TM TM Allamo – Owned Site Identification / Assessment Allego EV Cloud – Uptime and Payment Optimization Allows Allego to select premium charging sites to add to Sophisticated CPO tool providing all essential services its network: to owned and third-party including: • Identify premium sites using external traffic statistics • Site onboarding and technical layout and proprietary data book • Authorization and billing • Forecast demand at site through extensive simulation; • Smart charging and load balancing model considers over 100 factors, including EV • Analytics and customer support penetration, driving behavior and EV tech development • Build robust business case around site and determine returns potential Model Forecast (kWh/day) Accuracy Improves 1 with Larger Batch Sizes 1 Site 10 Sites 2 R = 0.76 20 Sites 30 Sites 50 Sites 70 Sites 100 Sites High predictability enables Increases O&M margins and secures high strong profitability margin third-party services contracts Source: Company information. (1) Ratio (Forecasts/Actuals) depends on sites’ batch sizes. 16CONFIDENTIAL Proprietary Software Suite Provides a Competitive Edge in Selecting and Managing Charging Sites TM TM Allamo – Owned Site Identification / Assessment Allego EV Cloud – Uptime and Payment Optimization Allows Allego to select premium charging sites to add to Sophisticated CPO tool providing all essential services its network: to owned and third-party including: • Identify premium sites using external traffic statistics • Site onboarding and technical layout and proprietary data book • Authorization and billing • Forecast demand at site through extensive simulation; • Smart charging and load balancing model considers over 100 factors, including EV • Analytics and customer support penetration, driving behavior and EV tech development • Build robust business case around site and determine returns potential Model Forecast (kWh/day) Accuracy Improves 1 with Larger Batch Sizes 1 Site 10 Sites 2 R = 0.76 20 Sites 30 Sites 50 Sites 70 Sites 100 Sites High predictability enables Increases O&M margins and secures high strong profitability margin third-party services contracts Source: Company information. (1) Ratio (Forecasts/Actuals) depends on sites’ batch sizes. 16

CONFIDENTIAL

European Market Attributes Favour Public Fast Charging

- Regulation across Europe is accelerated relative to the US
- High urbanization rate
- Scarcity of in-home parking in dense cities
- Significant interurban traffic

EV Car Parc (1)

(mm of units)
CAGR: 46%
~20.0
~3.0
CAGR: 47%
~9.7
~1.4
EU + UK
US

Public Fast Charging Power Demand – SAM

(TWh)
CAGR: 87%
~9.2
~0.4
CAGR: 61%
~3.2
~0.3
EU + UK
US
2020A
2025E

Fast charging is essential to the widespread adoption of EVs allego

17

CONFIDENTIAL European EV Charging Market is Larger and Growing Faster than the US Market European Market Attributes Favour Public Fast Charging Regulation Scarcity across Europe High Significant of in-home is accelerated urbanization interurban parking in rate traffic relative to dense cities the US EU + UK vs. US Market Comparison (2020A-2025E) (1) EV Car Parc Public Fast Charging Power Demand – SAM (mm of units) (TWh) CAGR: 87% CAGR: 46% ~9.2 ~20.0 CAGR: 47% CAGR: 61% ~9.7 ~3.2 ~3.0 ~1.4 ~0.4 ~0.3 EU + UK US EU + UK US 2020A 2025E Fast charging is essential to Public charging is expected to increase the widespread adoption of EVs faster in Europe than the US Source: Company estimates. (1) Defined as the total number of battery electric vehicles and plug-in hybrid electric vehicles used in fleet, rideshare and medium/light-duty vehicle applications. 17

CONFIDENTIAL Defining Allego’s Market 20 MM European EV fleet penetration in 2025 Vehicles • Fleet size estimated to grow by ~8x between 2020 in Operation and 2025 56 TWh Total Energy demand for total EV charging in 2025 (Europe) Addressable Market • Electricity demand for the EV market 9 TWh Energy demand for public fast charging in 2025 Serviceable Addressable Market • Overall public charging electricity requirement • Public charging as a % of total charging estimated to increase from 25% in 2020 to 50% by 2025 1.1 TWh Share of Allego’s 2025 target market share of public fast charging Market • Allego’s first mover strategy to capture premium sites across Europe • Focus on owning and operating charging infrastructure • Focus on Ultra-Fast Charging and Fast Charging given user preference & high margin opportunity Source: Company estimates. Note: All figures are 2025E estimates unless otherwise noted. 18CONFIDENTIAL Defining Allego’s Market 20 MM European EV fleet penetration in 2025 Vehicles • Fleet size estimated to grow by ~8x between 2020 in Operation and 2025 56 TWh Total Energy demand for total EV charging in 2025 (Europe) Addressable Market • Electricity demand for the EV market 9 TWh Energy demand for public fast charging in 2025 Serviceable Addressable Market • Overall public charging electricity requirement • Public charging as a % of total charging estimated to increase from 25% in 2020 to 50% by 2025 1.1 TWh Share of Allego’s 2025 target market share of public fast charging Market • Allego’s first mover strategy to capture premium sites across Europe • Focus on owning and operating charging infrastructure • Focus on Ultra-Fast Charging and Fast Charging given user preference & high margin opportunity Source: Company estimates. Note: All figures are 2025E estimates unless otherwise noted. 18

CONFIDENTIAL

High Growth Expected in European EV Fast Charging Market

Serviceable Addressable Market (SAM) [1]

(TWh)
= Allego % market share
414.0
186.7
12%
227.3
12%
12%
108.4
40.2
68.2
1.7
27.8
2020A
2025E
2030E
2040E
2020A TAM
2025E TAM
2030E TAM
2040E TAM
6%
0.4 TWh
17%
9.2 TWh
20%
40.2 TWh
27%
186.7 TWh
Primary focus for owned fast-charging network
Strategic focus for high value-add third party services
Public Fast Charging (SAM)
Public AC Charging
Non-Public Charging

allego

19

CONFIDENTIAL High Growth Expected in European EV Fast Charging Market 1 Serviceable Addressable Market (SAM) (TWh) = Allego % market share 414.0 186.7 12% 12% 12% 108.4 227.3 27.8 40.2 1.7 68.2 2020A 2025E 2030E 2040E 2020A TAM 2025E TAM 2030E TAM 2040E TAM 27% 20% 186.7 TWh 40.2 TWh Primary focus for owned fast-charging 17% network 6% 9.2 TWh 0.4 TWh Strategic focus for high value-add third party services Public Fast Charging (SAM) Public AC Charging Non-Public Charging Source: Company estimates. (1) Represents total public fast charging demand in the EU + UK. 19CONFIDENTIAL High Growth Expected in European EV Fast Charging Market 1 Serviceable Addressable Market (SAM) (TWh) = Allego % market share 414.0 186.7 12% 12% 12% 108.4 227.3 27.8 40.2 1.7 68.2 2020A 2025E 2030E 2040E 2020A TAM 2025E TAM 2030E TAM 2040E TAM 27% 20% 186.7 TWh 40.2 TWh Primary focus for owned fast-charging 17% network 6% 9.2 TWh 0.4 TWh Strategic focus for high value-add third party services Public Fast Charging (SAM) Public AC Charging Non-Public Charging Source: Company estimates. (1) Represents total public fast charging demand in the EU + UK. 19

CONFIDENTIAL

Ability to identify, secure and operate most profitable sites
Addressing all EVs (OEM agnostic) and user groups
First mover advantage with leading proprietary planning tool
Owned Fast Charging Network
Primary focus
€895mm 2026E revenue
52% gross margin
allego
Substantial expertise in new site design and operation
Ability to manage large and complex solutions
One-stop shop with white-label software suite
High Value-add Third-party Services
Strategic focus for non-core technologies
€321mm 2026E revenue
25% gross margin

Source: Company information.

allego

20

CONFIDENTIAL Complementary Business Segments Address the Full Breadth of the EV Charging Opportunity Owned Fast High Value-add Charging Third-party Network Services Strategic focus for Primary focus non-core technologies €895mm 2026E revenue €321mm 2026E revenue 52% gross margin 25% gross margin Source: Company information. 20CONFIDENTIAL Complementary Business Segments Address the Full Breadth of the EV Charging Opportunity Owned Fast High Value-add Charging Third-party Network Services Strategic focus for Primary focus non-core technologies €895mm 2026E revenue €321mm 2026E revenue 52% gross margin 25% gross margin Source: Company information. 20

CONFIDENTIAL

Existing Presence	Secured Backlog[1]	Pipeline[1]
	~500 Additional Sites	~500 Additional Sites

1,719
4,539
2,820
7,609
3,070

Existing Presence	Secured Backlog	Pipeline
Public fast charging sites in operation	10- to 15-year lease or MOU signed for premium sites	Additional premium sites identified
Demand forecasting capabilities confirmed	Exclusivity secured	Exclusivity in discussion

allego

21

CONFIDENTIAL Allego is a Leader in Identifying and Securing Exclusive Access to Premium Locations to Deploy EV Charging Large-Scale Project Wins, Including Carrefour, Provide Visibility Into Future Charging Unit Deployment 1 1 Existing Presence Secured Backlog Pipeline ~500 Additional Sites ~500 Additional Sites 7,609 3,070 4,539 2,820 1,719 Total Allego Owned and Third-Party Fast and Ultra-Fast Charging Ports Public fast charging sites 10- to 15-year lease or MOU Additional premium sites identified in operation signed for premium sites Demand forecasting Exclusivity secured Exclusivity in discussion capabilities confirmed As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions Source: Company information. Data as of June 22, 2021. (1) Represents backlog and pipeline of charging ports in 2023 and 2024, respectively. 21CONFIDENTIAL Allego is a Leader in Identifying and Securing Exclusive Access to Premium Locations to Deploy EV Charging Large-Scale Project Wins, Including Carrefour, Provide Visibility Into Future Charging Unit Deployment 1 1 Existing Presence Secured Backlog Pipeline ~500 Additional Sites ~500 Additional Sites 7,609 3,070 4,539 2,820 1,719 Total Allego Owned and Third-Party Fast and Ultra-Fast Charging Ports Public fast charging sites 10- to 15-year lease or MOU Additional premium sites identified in operation signed for premium sites Demand forecasting Exclusivity secured Exclusivity in discussion capabilities confirmed As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions Source: Company information. Data as of June 22, 2021. (1) Represents backlog and pipeline of charging ports in 2023 and 2024, respectively. 21

CONFIDENTIAL

Installation Consulting and Services

- Design, supervise the building of and calibrate sites for third parties
- Offering includes network planning and hardware selection

Manage site installation for customers

Operations & Maintenance

- Operate sites on behalf of third parties
- Perform preventive and corrective maintenance
- 24/7 support

Run and service charging sites

Software Suite

allego

- Provide full EV Cloud™ operational support to customers
- Provide access to direct end-user billing

Provide essential data analytics

Overview of Key Service Contracts

	NISSAN	
Addressable Need	• All-in service to dealers	• Experience with Fast and Ultra-Fast charging
Project	• Deploy 723 Fast chargers at dealerships across 14 countries • 5-year O&M contract	• Deploy 14 Fast chargers and 47 Ultra-Fast chargers in the Netherlands; deploy 68 Fast chargers and 25 Ultra-Fast chargers in the UK • 2-year O&M contract
Strategic Fit	• Pan-European installation services and maintenance capabilities • Interoperability • EV Cloud™ services • Flexibility to onboard new suppliers • Hardware independent • Access to Allego proprietary network	• One of the few EV charging networks with experience in Fast and Ultra-Fast charging • Installation consulting and services necessary to equip fueling stations with EV chargers • EV Cloud™ services

Source: Company information.

allego

22

CONFIDENTIAL Allego Offers High Value Services for Third Parties that Generate Traffic on Allego’s Network Installation Consulting and Services Operations & Maintenance Software Suite • Design, supervise the • Operate sites on behalf • Provide full EV TM building of and calibrate of third parties Cloud operational sites for third parties support to customers • Perform preventive and • Offering includes network corrective maintenance • Provide access to planning and hardware direct end-user • 24/7 support selection billing Manage site installation for customers Run and service charging sites Provide essential data analytics Overview of Key Service Contracts • All-in service to dealers • Experience with Fast and Ultra-Fast charging Addressable Need • Deploy 723 Fast chargers at dealerships across • Deploy 14 Fast chargers and 47 Ultra-Fast chargers Project 14 countries in the Netherlands; deploy 68 Fast chargers and 25 Ultra-Fast chargers in the UK • 5-year O&M contract • 2-year O&M contract • Pan-European installation services and • One of the few EV charging networks with experience Strategic Fit maintenance capabilities in Fast and Ultra-Fast charging • Interoperability • Installation consulting and services necessary to equip TM fueling stations with EV chargers • EV Cloud services TM • EV Cloud services • Flexibility to onboard new suppliers • Hardware independent • Access to Allego proprietary network Source: Company information. 22

CONFIDENTIAL Premium and Diverse Customer and Partnership Base Fleets & Corporates Hosts OEMs Municipalities Allego’s strong positioning enables partnerships across multiple end markets Source: Company information. 23CONFIDENTIAL Premium and Diverse Customer and Partnership Base Fleets & Corporates Hosts OEMs Municipalities Allego’s strong positioning enables partnerships across multiple end markets Source: Company information. 23

CONFIDENTIAL Allego’s Charging Network is Attractive for Fleet Users • Taxis in Amsterdam are frequent users of Allego’s network TM • In collaboration with taxi operators and using Allamo , Allego selected charging sites that would be most convenient for taxi drivers • These sites currently average ~7 sessions per day 1 (~14% utilization); run-rate utilization of 40% Allego’s Use Case for Fleets German supermarket Belgian utility company Global leader in chain with ~3,300 stores that manages regional ridesharing City of Madrid across Europe electrical grid Fleet and logistics companies are beginning to shift strategically toward electric vehicles • Currently in discussions to construct an e-truck highway charging hub for Lidl and other retailers in the Netherlands • In Madrid, similar to Allego’s program in Amsterdam, electric taxis benefit from public charging units • Assessing partnership with Uber in targeted cities; using Allego’s public charging network, drivers can conveniently charge vehicles between trips Allego is an ideal partner for Fleet companies because of its large Ultra-Fast and Fast public charging network, as well as its charging solutions services offering Source: Company information. (1) Run-rate is considered prior to COVID-19, during which traffic volumes have been impacted significantly. 24CONFIDENTIAL Allego’s Charging Network is Attractive for Fleet Users • Taxis in Amsterdam are frequent users of Allego’s network TM • In collaboration with taxi operators and using Allamo , Allego selected charging sites that would be most convenient for taxi drivers • These sites currently average ~7 sessions per day 1 (~14% utilization); run-rate utilization of 40% Allego’s Use Case for Fleets German supermarket Belgian utility company Global leader in chain with ~3,300 stores that manages regional ridesharing City of Madrid across Europe electrical grid Fleet and logistics companies are beginning to shift strategically toward electric vehicles • Currently in discussions to construct an e-truck highway charging hub for Lidl and other retailers in the Netherlands • In Madrid, similar to Allego’s program in Amsterdam, electric taxis benefit from public charging units • Assessing partnership with Uber in targeted cities; using Allego’s public charging network, drivers can conveniently charge vehicles between trips Allego is an ideal partner for Fleet companies because of its large Ultra-Fast and Fast public charging network, as well as its charging solutions services offering Source: Company information. (1) Run-rate is considered prior to COVID-19, during which traffic volumes have been impacted significantly. 24

CONFIDENTIAL

2015
2016
2017
2018
2019
2020
2021
2022
2023

Fast / High-Power (SLAM)
2015 – 2018

First German project to build large multi-charger sites

27 larger Fast Charging locations (4x Fast chargers, 50kW)

Location:
Germany

Fast (Fast-E)
2015 – 2018

Biggest EU Fast Charging project

278 Fast Charging locations (1x Fast charger, 50kW)

Locations:
Germany, Belgium

High-Power (Ultra-E)
2016 – 2019

First large-scale EU Ultra-Fast charging project

Locations:
Netherlands, Belgium, Germany and Austria

High-Power (Mega-E)
2018 – 2023
€150M Capex Investment

EU subsidy of €29mm

202 Ultra-Fast locations (4x Ultra-Fast chargers, 350kW)

Locations:
12 European countries

Source: Company information.

25

CONFIDENTIAL Allego Has Had Success Winning EU Charging Support Programs and is Strongly Positioned for Further Mandates 2015 2016 2017 2018 2019 2020 2021 2022 2023 High-Power (Mega-E) 2018 – 2023 Fast /High-Power Fast High-Power (SLAM) (Fast-E) (Ultra-E) €150M Capex Investment 2015 – 2018 2016 – 2019 2015 – 2018 First large-scale pan-European Ultra-Fast project focusing on First German project Biggest EU First large-scale metropolitan areas to build large multi- Fast Charging EU Ultra-Fast charger sites project charging project EU subsidy of €29mm 27 larger Fast 278 Fast Charging Locations: Total of €14mm in Ultra-Fast Charging locations locations Netherlands, Charging deployments to date (4x Fast chargers, (1x Fast charger, Belgium, Germany 202 Ultra-Fast locations 50kW) 50kW) and Austria (4x Ultra-Fast chargers, 350kW) Location: Locations: Locations: Germany Germany, Belgium 12 European countries There are numerous initiatives to support the expansion of EV charging; Allego has successfully capitalized on those policies and is well-positioned for further wins Source: Company information. 25CONFIDENTIAL Allego Has Had Success Winning EU Charging Support Programs and is Strongly Positioned for Further Mandates 2015 2016 2017 2018 2019 2020 2021 2022 2023 High-Power (Mega-E) 2018 – 2023 Fast /High-Power Fast High-Power (SLAM) (Fast-E) (Ultra-E) €150M Capex Investment 2015 – 2018 2016 – 2019 2015 – 2018 First large-scale pan-European Ultra-Fast project focusing on First German project Biggest EU First large-scale metropolitan areas to build large multi- Fast Charging EU Ultra-Fast charger sites project charging project EU subsidy of €29mm 27 larger Fast 278 Fast Charging Locations: Total of €14mm in Ultra-Fast Charging locations locations Netherlands, Charging deployments to date (4x Fast chargers, (1x Fast charger, Belgium, Germany 202 Ultra-Fast locations 50kW) 50kW) and Austria (4x Ultra-Fast chargers, 350kW) Location: Locations: Locations: Germany Germany, Belgium 12 European countries There are numerous initiatives to support the expansion of EV charging; Allego has successfully capitalized on those policies and is well-positioned for further wins Source: Company information. 25

CONFIDENTIAL Allego’s Reputation Drives Customer and Site Acquisitions 1, 2 Total Unique Users on Allego’s Network Validation from Key Customers and Users (in thousands of users) 369 + 243 “EV-charging is one of our key strategic initiatives and we are happy 144 to have Allego on board as our preferred charging partner. 83 As a leading retail group in Europe, we have a wide geographical 30 7 spread across 37 markets, hence the importance of teaming up with a partner that shares the ambition of expanding our activities in as 2015A 2016A 2017A 2018A 2019A 2020A many markets as possible… 2, 3 And finally we see a huge potential in selling, and installing, Home Recurring Users on Allego’s Network Charging solutions, where the smart and premium quality solutions (% of total) that Allego can offer will be an important driver for us.“ 82% 79% 77% 72% 70% – John Olsen, Managing Director, Euronics 65% “Allego’s charge points never let me down. I actually get the highest charging speeds at Allego’s fast chargers… Allego is brand agnostic and doesn’t differentiate between the vehicle or brand you are driving. Whether it is a motorcycle or the fastest Porsche. I really think this is Allego’s most important USP compared to other networks.” 2015A 2016A 2017A 2018A 2019A 2020A – Maarten H., Dutch Association of EV Drivers Source: Company information. (1) Unique users defined as customers who have charged on Allego’s network at least once. (2) All customer data is tracked through the ID cards/tokens used on Allego’s network and required for invoicing. 26 (3) Recurring users defined as the difference between the total number of unique users and the total number of drivers charging on Allego’s network for the first time over a given period.CONFIDENTIAL Allego’s Reputation Drives Customer and Site Acquisitions 1, 2 Total Unique Users on Allego’s Network Validation from Key Customers and Users (in thousands of users) 369 + 243 “EV-charging is one of our key strategic initiatives and we are happy 144 to have Allego on board as our preferred charging partner. 83 As a leading retail group in Europe, we have a wide geographical 30 7 spread across 37 markets, hence the importance of teaming up with a partner that shares the ambition of expanding our activities in as 2015A 2016A 2017A 2018A 2019A 2020A many markets as possible… 2, 3 And finally we see a huge potential in selling, and installing, Home Recurring Users on Allego’s Network Charging solutions, where the smart and premium quality solutions (% of total) that Allego can offer will be an important driver for us.“ 82% 79% 77% 72% 70% – John Olsen, Managing Director, Euronics 65% “Allego’s charge points never let me down. I actually get the highest charging speeds at Allego’s fast chargers… Allego is brand agnostic and doesn’t differentiate between the vehicle or brand you are driving. Whether it is a motorcycle or the fastest Porsche. I really think this is Allego’s most important USP compared to other networks.” 2015A 2016A 2017A 2018A 2019A 2020A – Maarten H., Dutch Association of EV Drivers Source: Company information. (1) Unique users defined as customers who have charged on Allego’s network at least once. (2) All customer data is tracked through the ID cards/tokens used on Allego’s network and required for invoicing. 26 (3) Recurring users defined as the difference between the total number of unique users and the total number of drivers charging on Allego’s network for the first time over a given period.

CONFIDENTIAL Allego’s Primary Business Model Underpinned by Strong Unit Economics Example Site Economics Excluding Incentives Including Incentives • Total of €65,000 in subsidies received in • Assumes Allego fully funds capex with 2021 to offset capital expenditures no incentives • Price differential reflects upside captured • Expansion of site through periodic investment through carbon credits; incremental of €100,000 in capex every 2 years ~€0.05 per kWh • Highly attractive 7-year IRR despite exclusion of subsidies Year Year (€ in '000, except €/kWh and sales in kWh) 1 5 7 1 5 7 Utilization Rate 6.0% 17.9% 26.7% 6.0% 17.9% 26.7% Total MWh per site 168 779 1,294 168 779 1,294 x Average Price (c per kWh) 60 64 67 65 70 73 Charging Revenue per site € 100 € 503 € 868 € 109 € 545 € 941 Gross Profit per site € 29 € 312 € 589 € 31 € 339 € 638 Gross Margin (%) 28.6% 62.1% 67.8% 28.6% 62.1% 67.8% Total Capex (€ 327) (€ 100) (€ 100) (€ 327) (€ 100) (€ 100) Subsidies 65 0 0 Total Cash Flow (€ 298) € 212 € 489 (€ 230) € 239 € 538 Cumulative Cash Flow (298) 212 1,169 (230) 339 1,385 Average Payback Period (years) 4.0 3.6 7-year IRR 44.9% 47.8% Source: Company Information. Note: Year 1 represents 2021E, Year 5 represents 2025E, and Year 7 represents 2027E. 27CONFIDENTIAL Allego’s Primary Business Model Underpinned by Strong Unit Economics Example Site Economics Excluding Incentives Including Incentives • Total of €65,000 in subsidies received in • Assumes Allego fully funds capex with 2021 to offset capital expenditures no incentives • Price differential reflects upside captured • Expansion of site through periodic investment through carbon credits; incremental of €100,000 in capex every 2 years ~€0.05 per kWh • Highly attractive 7-year IRR despite exclusion of subsidies Year Year (€ in '000, except €/kWh and sales in kWh) 1 5 7 1 5 7 Utilization Rate 6.0% 17.9% 26.7% 6.0% 17.9% 26.7% Total MWh per site 168 779 1,294 168 779 1,294 x Average Price (c per kWh) 60 64 67 65 70 73 Charging Revenue per site € 100 € 503 € 868 € 109 € 545 € 941 Gross Profit per site € 29 € 312 € 589 € 31 € 339 € 638 Gross Margin (%) 28.6% 62.1% 67.8% 28.6% 62.1% 67.8% Total Capex (€ 327) (€ 100) (€ 100) (€ 327) (€ 100) (€ 100) Subsidies 65 0 0 Total Cash Flow (€ 298) € 212 € 489 (€ 230) € 239 € 538 Cumulative Cash Flow (298) 212 1,169 (230) 339 1,385 Average Payback Period (years) 4.0 3.6 7-year IRR 44.9% 47.8% Source: Company Information. Note: Year 1 represents 2021E, Year 5 represents 2025E, and Year 7 represents 2027E. 27

CONFIDENTIAL

Detailed Revenue Forecast by Product Platform

Revenue Forecast[1]

(€ in millions)
Charging revenue
Services revenue
Charging Revenue Streams
• Sites in operation
• Secured backlog sites
• Pipeline sites
• Sites not yet identified
Services Revenue Streams
• High value installation
• O&M and EV Cloud
• Other
€ 50
€ 86
€ 161
€ 221
€ 466
€ 814
€ 1,216
2020A
2021E
2022E
2023E
2024E
2025E
2026E

Charging Revenue Forecast

(€ in millions)
% of revenue from secured or identified sites
2021E – 2026E
CAGR: 107%
€ 15
€ 24
€ 52
€ 141
€ 321
€ 582
€ 895
2020A
2021E
2022E
2023E
2024E
2025E
2026E
100%
100%
100%
89%
68%
50%
41%

Services Revenue Forecast

2021E – 2026E
CAGR: 39%
Current installation backlog conversion to sales
€ 35
€ 63
€ 108
€ 80
€ 145
€ 231
€ 321
2020A
2021E
2022E
2023E
2024E
2025E
2026E

allego

28

CONFIDENTIAL Detailed Revenue Forecast by Product Platform 1 Revenue Forecast (€ in millions) Charging revenue Charging Revenue Streams Services Revenue Streams € 1,216 Services revenue • Sites in operation • High value installation • Secured backlog sites • O&M and EV Cloud € 814 • Pipeline sites • Other • Sites not yet identified € 466 € 221 € 161 € 86 € 50 2020A 2021E 2022E 2023E 2024E 2025E 2026E Charging Revenue Forecast Services Revenue Forecast % of revenue from secured or identified sites (€ in millions) 2021E – 2026E € 321 € 895 2021E – 2026E CAGR: 39% CAGR: 107% Current installation backlog € 231 conversion to sales € 582 € 145 € 321 € 108 € 80 € 63 € 141 € 35 € 52 € 24 € 15 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2020A 2021E 2022E 2023E 2024E 2025E 2026E 100% 100% 100% 89% 68% 50% 41 % Source: Company projections. Note: 2020 financials are shown on an unaudited IFRS basis; excludes the impact of IFRS2. (1) Based on 50 sessions per day per charger maximum. 28

CONFIDENTIAL

Revenue

(€ in millions)

2021E – 2026E
CAGR: **70%**
€ 26
€ 50
€ 86
€ 161
€ 108
€ 221
€ 80
€ 141
€ 466
€ 145
€ 321
€ 814
€ 231
€ 582
€ 1,216
€ 321
€ 895
2019A
2020A
2021E
2022E
2023E
2024E
2025E
2026E
Charging revenue[1]
Services revenue

Operational EBITDA

NM
NM
8.7%
15.3%
21.4%
32.4%
38.9%
42.1%
% margin
Expected Positive Operational EBITDA in 2021
(€ 29)
(€ 7)
€ 8
€ 25
€ 47
€ 151
€ 317
€ 512
2019A
2020A
2021E
2022E
2023E
2024E
2025E
2026E

Capital Expenditures[2]

(€ in millions)

Free Cash Flow[3]

(€ 34)
(€ 47)
(€ 34)
(€ 225)
(€ 166)
(€ 169)
(€ 43)
(€ 217)
€ 37
(€ 116)
€ 138
(€ 33)
€ 269
€ 104
€ 393
2019A
2020A
2021E
2022E
2023E
2024E
2025E
2026E
Unlevered FCF
Unlevered FCF excl. Growth Capex

allego

29

CONFIDENTIAL Allego Offers Significant Growth and Near-Term Visibility to Positive Operational EBITDA Revenue Operational EBITDA (€ in millions) NM NM 8.7% 15.3% 21.4% 32.4% 38.9% 42.1% 2021E – 2026E € 1,216 % margin CAGR: 70% € 512 € 321 € 814 € 317 Expected Positive € 231 Operational EBITDA in 2021 € 466 € 151 € 895 € 145 € 221 € 161 € 582 € 47 € 25 € 80 € 86 € 321 € 8 € 50 € 26 € 108 € 141 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E (€ 7) (€ 29) 1 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Charging revenue Services revenue 2 3 Capital Expenditures Free Cash Flow (€ in millions) € 393 € 309 € 296 € 269 € 259 € 260 € 138 € 104 € 188 € 37 € 125 (€ 34) (€ 33) (€ 34) (€ 43) (€ 47) (€ 116) € 20 € 16 (€ 169) (€ 166) (€ 217) (€ 225) 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Unlevered FCF Unlevered FCF excl. Growth Capex Source: Company information. Note: 2020 financials are shown on an unaudited IFRS basis; excludes the impact of IFRS2. (1) Ultra-Fast charging revenue and charging revenue includes existing network and new sites. 29 (2) Capital expenditures include new owned charging ports capex and technology & other capex. Excludes capitalized financing costs and fair value of leases. (3) Unlevered free cash flow is defined as net cash from operations less capex.CONFIDENTIAL Allego Offers Significant Growth and Near-Term Visibility to Positive Operational EBITDA Revenue Operational EBITDA (€ in millions) NM NM 8.7% 15.3% 21.4% 32.4% 38.9% 42.1% 2021E – 2026E € 1,216 % margin CAGR: 70% € 512 € 321 € 814 € 317 Expected Positive € 231 Operational EBITDA in 2021 € 466 € 151 € 895 € 145 € 221 € 161 € 582 € 47 € 25 € 80 € 86 € 321 € 8 € 50 € 26 € 108 € 141 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E (€ 7) (€ 29) 1 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Charging revenue Services revenue 2 3 Capital Expenditures Free Cash Flow (€ in millions) € 393 € 309 € 296 € 269 € 259 € 260 € 138 € 104 € 188 € 37 € 125 (€ 34) (€ 33) (€ 34) (€ 43) (€ 47) (€ 116) € 20 € 16 (€ 169) (€ 166) (€ 217) (€ 225) 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Unlevered FCF Unlevered FCF excl. Growth Capex Source: Company information. Note: 2020 financials are shown on an unaudited IFRS basis; excludes the impact of IFRS2. (1) Ultra-Fast charging revenue and charging revenue includes existing network and new sites. 29 (2) Capital expenditures include new owned charging ports capex and technology & other capex. Excludes capitalized financing costs and fair value of leases. (3) Unlevered free cash flow is defined as net cash from operations less capex.

CONFIDENTIAL Summary Financial Forecast • Allego’s business plan is fully funded with proceeds from the transaction and expected future debt opportunities • Debt financing opportunities have not been factored into the financial forecast below Year ending December 31, (€ in millions) 2021E 2022E 2023E 2024E 2025E 2026E Charging Revenue € 24 € 52 € 141 € 321 € 582 € 895 Services Revenue (incl. Other Revenue) 63 108 80 145 231 321 Total Revenue € 86 € 161 € 221 € 466 € 814 € 1,216 Growth (%) 86.3% 37.6% 110.4% 74.6% 49.4% Charging Cost of Goods Sold € 14 € 34 € 86 € 175 € 291 € 426 Services & Other Cost of Goods Sold 44 75 57 106 171 242 Total Cost of Goods Sold € 57 € 108 € 142 € 282 € 462 € 668 Gross Margin € 29 € 52 € 79 € 184 € 352 € 548 Gross Margin (%) 33.7% 32.6% 35.8% 39.5% 43.2% 45.1% Operational EBITDA € 8 € 25 € 47 € 151 € 317 € 512 Margin (%) 8.7% 15.3% 21.4% 32.4% 38.9% 42.1% EBITDA (€ 120) € 22 € 43 € 146 € 311 € 506 1 Capital Expenditures (125) (188) (259) (260) (309) (296) Change in Net Working Capital 20 (2) (2) (2) (13) (22) Subsidies - - - - - - Taxes 10 9 10 (9) (42) (84) Deferred Tax Assets (10) (9) (10) 9 20 - Unlevered Free Cash Flow (€ 225) (€ 169) (€ 217) (€ 116) (€ 33) € 104 Source: Company projections. (1) Excludes capitalized borrowing costs and fair value of leases. 30CONFIDENTIAL Summary Financial Forecast • Allego’s business plan is fully funded with proceeds from the transaction and expected future debt opportunities • Debt financing opportunities have not been factored into the financial forecast below Year ending December 31, (€ in millions) 2021E 2022E 2023E 2024E 2025E 2026E Charging Revenue € 24 € 52 € 141 € 321 € 582 € 895 Services Revenue (incl. Other Revenue) 63 108 80 145 231 321 Total Revenue € 86 € 161 € 221 € 466 € 814 € 1,216 Growth (%) 86.3% 37.6% 110.4% 74.6% 49.4% Charging Cost of Goods Sold € 14 € 34 € 86 € 175 € 291 € 426 Services & Other Cost of Goods Sold 44 75 57 106 171 242 Total Cost of Goods Sold € 57 € 108 € 142 € 282 € 462 € 668 Gross Margin € 29 € 52 € 79 € 184 € 352 € 548 Gross Margin (%) 33.7% 32.6% 35.8% 39.5% 43.2% 45.1% Operational EBITDA € 8 € 25 € 47 € 151 € 317 € 512 Margin (%) 8.7% 15.3% 21.4% 32.4% 38.9% 42.1% EBITDA (€ 120) € 22 € 43 € 146 € 311 € 506 1 Capital Expenditures (125) (188) (259) (260) (309) (296) Change in Net Working Capital 20 (2) (2) (2) (13) (22) Subsidies - - - - - - Taxes 10 9 10 (9) (42) (84) Deferred Tax Assets (10) (9) (10) 9 20 - Unlevered Free Cash Flow (€ 225) (€ 169) (€ 217) (€ 116) (€ 33) € 104 Source: Company projections. (1) Excludes capitalized borrowing costs and fair value of leases. 30

CONFIDENTIAL

Transaction Overview and Pro Forma Equity Ownership

Transaction Overview

Valuation

Structure

Sources & Uses ($mm)

Sources	$mm	%
Allego Equity Rollover	$2,300	73.2%
SPAC Cash in Trust[2]	552	17.6%
PIPE Cash Proceeds	150	4.8%
Sponsor Shares	138	4.4%
Total Sources	**$3,140**	

Uses	$mm	%
Allego Equity Rollover	$2,300	73.2%
Cash to Balance Sheet	556	17.7%
Transaction Fees	60	1.9%
Deferred Advisory Fees[5]	87	2.8%
Sponsor Shares	138	4.4%
Total Uses	**$3,140**	

Pro Forma Valuation [3]

Share Price	$10.00
Pro Forma Shares Outstanding	314.0
Post-Money Equity Value	**$3,140**
Less: Pro Forma Net Cash on Balance Sheet[4]	(490)
Enterprise Value	**$2,650**

Post-Money Ownership [3]

Spartan III Sponsor 4%
PIPE Investors 3%
Public Spartan III Shareholders 18%
Current Management & Former Advisors 15%
Other Existing Allego Shareholder 60%

allego

31

CONFIDENTIAL Transaction Overview and Pro Forma Equity Ownership 3 Transaction Overview Pro Forma Valuation (3) • The combined entity is to be listed on the NYSE under the name “Allego” Share Price $10.00 • Allego is expected to be organized in the Netherlands and to not be Pro Forma Shares Outstanding 314.0 subject to US taxation Post-Money Equity Value $3,140 • Transaction is expected to close in Q4 2021 subject to satisfaction or 4 Less: Pro Forma Net Cash on Balance Sheet (490) waiver of customary closing conditions Enterprise Value $2,650 Valuation • Allego is valued at a pro forma equity value of $3.14bn 3 Post-Money Ownership Structure Spartan III Sponsor 1 • Combination is to be funded by SPAC trust account of $552mm and 4% PIPE Investors 1 PIPE proceeds of $150mm 3% • Existing shareholder will roll 100% of its equity and, together with Public Spartan III management and former advisors, will retain 75% of the combined Shareholders entity 18% Sources & Uses ($mm) Current Management & Sources $mm % Uses $mm % Other Existing Former Advisors Allego Shareholder Allego Equity Rollover $2,300 73.2% Allego Equity Rollover $2,300 73.2% 15% 60% 2 SPAC Cash in Trust 552 17.6% Cash to Balance Sheet 556 17.7% PIPE Cash Proceeds 150 4.8% Transaction Fees 60 1.9% 5 Sponsor Shares 138 4.4% Deferred Advisory Fees 87 2.8% Current Management & Former Advisors and Sponsor Shares 138 4.4% Other Existing Allego Shareholder together represent 75% of Allego ownership Total Sources $3,140 Total Uses $3,140 Note: Balance sheet figures for Allego are as of March 31, 2021 and converted using USD/EUR of 1.175. (1) Assuming no redemption from Spartan III public shareholders. (2) As of March 22, 2021. 31 (3) Illustratively assumes Spartan III share price of $10, not including 13.8mm public warrants and 9.36mm Sponsor warrants. (4) Includes net cash proceeds from the offering, existing cash balance of €44mm and existing debt balance of €100mm as of March 31, 2021. (5) Assuming no redemption from Spartan III public shareholders.CONFIDENTIAL Transaction Overview and Pro Forma Equity Ownership 3 Transaction Overview Pro Forma Valuation (3) • The combined entity is to be listed on the NYSE under the name “Allego” Share Price $10.00 • Allego is expected to be organized in the Netherlands and to not be Pro Forma Shares Outstanding 314.0 subject to US taxation Post-Money Equity Value $3,140 • Transaction is expected to close in Q4 2021 subject to satisfaction or 4 Less: Pro Forma Net Cash on Balance Sheet (490) waiver of customary closing conditions Enterprise Value $2,650 Valuation • Allego is valued at a pro forma equity value of $3.14bn 3 Post-Money Ownership Structure Spartan III Sponsor 1 • Combination is to be funded by SPAC trust account of $552mm and 4% PIPE Investors 1 PIPE proceeds of $150mm 3% • Existing shareholder will roll 100% of its equity and, together with Public Spartan III management and former advisors, will retain 75% of the combined Shareholders entity 18% Sources & Uses ($mm) Current Management & Sources $mm % Uses $mm % Other Existing Former Advisors Allego Shareholder Allego Equity Rollover $2,300 73.2% Allego Equity Rollover $2,300 73.2% 15% 60% 2 SPAC Cash in Trust 552 17.6% Cash to Balance Sheet 556 17.7% PIPE Cash Proceeds 150 4.8% Transaction Fees 60 1.9% 5 Sponsor Shares 138 4.4% Deferred Advisory Fees 87 2.8% Current Management & Former Advisors and Sponsor Shares 138 4.4% Other Existing Allego Shareholder together represent 75% of Allego ownership Total Sources $3,140 Total Uses $3,140 Note: Balance sheet figures for Allego are as of March 31, 2021 and converted using USD/EUR of 1.175. (1) Assuming no redemption from Spartan III public shareholders. (2) As of March 22, 2021. 31 (3) Illustratively assumes Spartan III share price of $10, not including 13.8mm public warrants and 9.36mm Sponsor warrants. (4) Includes net cash proceeds from the offering, existing cash balance of €44mm and existing debt balance of €100mm as of March 31, 2021. (5) Assuming no redemption from Spartan III public shareholders.

CONFIDENTIAL

Public Comparable Universe for Allego

EV Charging Peers

- ✓ Similar focus on owning and operating public sites
- ✓ Infrastructure plus software model
- × Different geographic focus
- × Not near-term EBITDA positive

EVgo

FASTNED

Hardware Manufacturers

- ✓ Operate along the same value chain with exposure to the same growth dynamics
- ✓ Comparable services offering
- × Minimal site ownership or operation / no access to charging revenue

EVBOX

chargepoint

Integrated Players

- ✓ Established EV manufacturer with proprietary charging network
- × Charging non-core to business model
- × Different scale

TESLA

High-Growth Infrastructure

- ✓ Strong growth, capital-intensive infrastructure companies
- × Lower focus on ESG

AMERICAN TOWER

CROWN CASTLE

DIGITAL REALTY

EQUINIX

Source: Company materials and public sources.

allego

32

CONFIDENTIAL Public Comparable Universe for Allego EV Hardware Integrated High-Growth Charging Manufacturers Players Infrastructure Peers ü Similar focus on owning ü Operate along the same ü Established EV ü Strong growth, capital- and operating public value chain with exposure manufacturer with intensive infrastructure sites to the same growth proprietary charging companies dynamics network ü Infrastructure plus û Lower focus on ESG software modelü Comparable services û Charging non-core to offering business model û Different geographic focusû Minimal site ownership û Different scale or operation / no access û Not near-term EBITDA to charging revenue positive Source: Company materials and public sources. 32CONFIDENTIAL Public Comparable Universe for Allego EV Hardware Integrated High-Growth Charging Manufacturers Players Infrastructure Peers ü Similar focus on owning ü Operate along the same ü Established EV ü Strong growth, capital- and operating public value chain with exposure manufacturer with intensive infrastructure sites to the same growth proprietary charging companies dynamics network ü Infrastructure plus û Lower focus on ESG software modelü Comparable services û Charging non-core to offering business model û Different geographic focusû Minimal site ownership û Different scale or operation / no access û Not near-term EBITDA to charging revenue positive Source: Company materials and public sources. 32

CONFIDENTIAL

Operational Benchmarking

EBITDA Growth

EBITDA ramp-up starting earlier than core peers

132.5%
134.9%
NA
98.8%
NM
26.0%
7.0%
allego [1]
2021E-2026E
EVgo
2024E-2026E
FASTNED [2]
chargepoin+
2024E-2026E
EVBOX
TESLA
2021E-2024E
High-Growth Infrastructure [3]
2021E-2024E

Run-Rate EBITDA Margin

42.1%
36.6%
40.0%
16.4%
25.0%
18.2%
57.2%
allego [1]
2026E
EVgo
2023E
FASTNED [2]
2024E
chargepoin+
2026E
EVBOX
2024E [4]
TESLA
2021E
High-Growth Infrastructure [3]
2021E
2021
2023
2022
2024
2023
Estimated First Year EBITDA Positive

allego

33

CONFIDENTIAL Operational Benchmarking EBITDA Growth EBITDA ramp-up starting earlier than core peers 134.9% 132.5% 98.8% 26.0% 7.0% NA NM 1 2 High-Growth 3 Infrastructure 2021E-2026E 2024E-2026E 2024E-2026E 2021E-2024E 2021E-2024E Run-Rate EBITDA Margin 57.2% 42.1% 40.0% 36.6% 25.0% 18.2% 16.4% 2 1 High-Growth Allego Evgo Fastned Chargepoint EVBox Tesla High-Growth 3 Infrastructure Infrastructure 4 2026E 2026E 2024E 2026E 2024E 2021E 2021E Estimated First Year 2021 2023 2022 2024 2023 EBITDA Positive Source: Company materials, public investor presentations and filings, FactSet. Market data as of July 23, 2021. USD/EUR at 1.18. (1) Represents Operational EBITDA. 33 (2) Fastned excluded due to lack of core broker coverage. Run-rate EBITDA margin is based on management estimates. (3) High-Growth Infrastructure calculated using the median metrics of American Tower, Digital Realty, Crown Castle and Equinix. Projections are based on broker consensus estimates. (4) EVBox 2024E EBITDA margin based on “Subsequent Growth Phase” assumptions in December 2020 investor presentation.CONFIDENTIAL Operational Benchmarking EBITDA Growth EBITDA ramp-up starting earlier than core peers 134.9% 132.5% 98.8% 26.0% 7.0% NA NM 1 2 High-Growth 3 Infrastructure 2021E-2026E 2024E-2026E 2024E-2026E 2021E-2024E 2021E-2024E Run-Rate EBITDA Margin 57.2% 42.1% 40.0% 36.6% 25.0% 18.2% 16.4% 2 1 High-Growth Allego Evgo Fastned Chargepoint EVBox Tesla High-Growth 3 Infrastructure Infrastructure 4 2026E 2026E 2024E 2026E 2024E 2021E 2021E Estimated First Year 2021 2023 2022 2024 2023 EBITDA Positive Source: Company materials, public investor presentations and filings, FactSet. Market data as of July 23, 2021. USD/EUR at 1.18. (1) Represents Operational EBITDA. 33 (2) Fastned excluded due to lack of core broker coverage. Run-rate EBITDA margin is based on management estimates. (3) High-Growth Infrastructure calculated using the median metrics of American Tower, Digital Realty, Crown Castle and Equinix. Projections are based on broker consensus estimates. (4) EVBox 2024E EBITDA margin based on “Subsequent Growth Phase” assumptions in December 2020 investor presentation.

CONFIDENTIAL

Valuation Benchmarking

Enterprise Value / EBITDA

allego (1)
EVgo (2)
chargepoin+ (2)
DIGITAL REALTY
CROWN CASTLE
EQUINIX
AMERICAN TOWER
Year:
'24E '25E
86.5x
41.9x
41.8x
34.3x
27.9x
20.0x
19.1x
23.7x
22.9x
20.6x
19.0x
22.1x
22.5x
14.9x
13.0x
7.1x
10.7x
13.5x
Allego 2024 Multiple
Allego 2025 Multiple

Enterprise Value / Revenue

allego (1)
EVgo (2)
chargepoin+ (2)
DIGITAL REALTY
CROWN CASTLE
EQUINIX
AMERICAN TOWER
Year:
'24E '25E
14.5x
13.9x
14.7x
14.3x
11.0x
10.3x
10.2x
9.4x
7.7x
7.6x
6.3x
5.2x
4.8x
4.2x
2.8x
3.4x
2.4x
1.7x
Allego 2024 Multiple
Allego 2025 Multiple

allego

34

CONFIDENTIAL Valuation Benchmarking Enterprise Value / EBITDA (1) (2) (2) Year: ‘24E ‘25E ‘24E ‘25E ‘24E ‘25E‘24E‘25E‘24E‘25E‘24E‘25E‘24E‘25E 86.5x 41.9x 41.8x 34.3x 27.9x 23.7x 22.9x 22.5x 22.1x 20.0x 20.6x 19.0x 19.1x 14.9x Allego 2024 13.0x Multiple 13.5x 7.1x 10.7x Allego 2025 Multiple Enterprise Value / Revenue (1) (2) (2) Year: ‘24E ‘25E ‘24E ‘25E ‘24E ‘25E‘24E‘25E‘24E‘25E‘24E‘25E‘24E‘25E 14.7x 14.5x 14.3x 13.9x 11.0x 10.3x 10.2x 9.4x 7.7x 7.6x 5.2x 6.3x 4.8x Allego 2024 4.2x Multiple 2.8x 3.4x Allego 2025 2.4x 1.7x Multiple Denotes multiples at deal announcement; all other multiples based on current trading metrics Source: Company information, filings and FactSet. Market data as of July 23, 2021. USD/EUR at 1.18. (1) Allego multiples based on enterprise value of $2.65 billion and Operational EBITDA. (2) EVgo and ChargePoint multiples reflect both the multiples at deal announcement and multiples based on current trading metrics. 34CONFIDENTIAL Valuation Benchmarking Enterprise Value / EBITDA (1) (2) (2) Year: ‘24E ‘25E ‘24E ‘25E ‘24E ‘25E‘24E‘25E‘24E‘25E‘24E‘25E‘24E‘25E 86.5x 41.9x 41.8x 34.3x 27.9x 23.7x 22.9x 22.5x 22.1x 20.0x 20.6x 19.0x 19.1x 14.9x Allego 2024 13.0x Multiple 13.5x 7.1x 10.7x Allego 2025 Multiple Enterprise Value / Revenue (1) (2) (2) Year: ‘24E ‘25E ‘24E ‘25E ‘24E ‘25E‘24E‘25E‘24E‘25E‘24E‘25E‘24E‘25E 14.7x 14.5x 14.3x 13.9x 11.0x 10.3x 10.2x 9.4x 7.7x 7.6x 5.2x 6.3x 4.8x Allego 2024 4.2x Multiple 2.8x 3.4x Allego 2025 2.4x 1.7x Multiple Denotes multiples at deal announcement; all other multiples based on current trading metrics Source: Company information, filings and FactSet. Market data as of July 23, 2021. USD/EUR at 1.18. (1) Allego multiples based on enterprise value of $2.65 billion and Operational EBITDA. (2) EVgo and ChargePoint multiples reflect both the multiples at deal announcement and multiples based on current trading metrics. 34

CONFIDENTIAL AppendixCONFIDENTIAL Appendix

CONFIDENTIAL EBITDA Reconciliation Year ending December 31, (€ in millions) 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Income before CIT (€ 44) (€ 34) (€ 166) (€ 35) (€ 40) € 35 € 168 € 335 Finance Costs 6 12 13 5 7 10 12 12 Depreciation & Amortization 8 10 33 52 77 101 131 159 EBITDA (€ 30) (€ 12) (€ 120) € 22 € 43 € 146 € 311 € 506 1 Reorganization and Severance - 4 - - - - - - 2 Business Optimization 1 2 1 - - - - - 3 Lease Buyouts - 0 - - - - - - 4 Other - - 126 3 4 5 6 6 Operational EBITDA (€ 29) (€ 7) € 8 € 25 € 47 € 151 € 317 € 512 Source: Company financials. (3) Lease Buyouts includes the buyout of Allego’s lease on its Ekrath, Germany Note: 2019-2020 figures are IFRS unaudited; do not reflect any impact of IFRS2. office. (1) Reorganization and Severance includes severance costs for full-time (4) Other includes compensation for the new Board of Directors, the cost of the employees and opex employees. new Directors & Officers (D&O) insurance policy and costs related to the 36 (2) Business Optimization includes payments to former members of the Board potential transaction. (2019-2020), Deferred advisory fees (2020-2021), a feasibility study for the NextGen charger (2019-2020) and a report on Allego’s fit-for-growth (2019).CONFIDENTIAL EBITDA Reconciliation Year ending December 31, (€ in millions) 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Income before CIT (€ 44) (€ 34) (€ 166) (€ 35) (€ 40) € 35 € 168 € 335 Finance Costs 6 12 13 5 7 10 12 12 Depreciation & Amortization 8 10 33 52 77 101 131 159 EBITDA (€ 30) (€ 12) (€ 120) € 22 € 43 € 146 € 311 € 506 1 Reorganization and Severance - 4 - - - - - - 2 Business Optimization 1 2 1 - - - - - 3 Lease Buyouts - 0 - - - - - - 4 Other - - 126 3 4 5 6 6 Operational EBITDA (€ 29) (€ 7) € 8 € 25 € 47 € 151 € 317 € 512 Source: Company financials. (3) Lease Buyouts includes the buyout of Allego’s lease on its Ekrath, Germany Note: 2019-2020 figures are IFRS unaudited; do not reflect any impact of IFRS2. office. (1) Reorganization and Severance includes severance costs for full-time (4) Other includes compensation for the new Board of Directors, the cost of the employees and opex employees. new Directors & Officers (D&O) insurance policy and costs related to the 36 (2) Business Optimization includes payments to former members of the Board potential transaction. (2019-2020), Deferred advisory fees (2020-2021), a feasibility study for the NextGen charger (2019-2020) and a report on Allego’s fit-for-growth (2019).

Exhibit 99.4

Final Form

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 28th day of July, 2021, by and among Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Issuer”), and the undersigned (“Subscriber”).

WHEREAS, each of Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”) and the Issuer are wholly-owned direct subsidiaries of Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”);

WHEREAS, concurrently with the execution and delivery of this Subscription Agreement, each of Spartan, the Issuer, Athena Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of the Issuer (“Merger Sub”), the Company, Madeleine Charging and, solely with respect to the provisions to which it is made a party, E8 Partenaires, a French societe par actions simplifee (“E8 Investor”), are entering into that certain Business Combination Agreement, dated as of the date of this Subscription Agreement (as the same may be amended or supplemented from time to time, the “Combination Agreement”);

WHEREAS, pursuant to the Combination Agreement, (i) E8 Investor will acquire a number of shares of the Company as set forth in the Combination Agreement, (ii) Madeleine Charging and E8 Investor will contribute, in the aggregate, 100% of the issued and outstanding shares of the Company to the Issuer in exchange for a number of the Issuer’s ordinary shares, with a nominal value of EUR 1.00 (the “Ordinary Shares”), as set forth in the Combination Agreement, which shall be issued to Madeleine Charging and E8 Investor in proportion to the relative number of issued and outstanding shares of the Company contributed to the Issuer by Madeleine Charging and E8 Investor, respectively, rounded to the nearest whole Ordinary Share, (iii), each Spartan Class B Share will convert into one Spartan Class A Share (each as defined below), (iv) Merger Sub will merge with and into Spartan, with Spartan surviving the merger as a wholly owned direct subsidiary of the Issuer, on the terms and subject to the conditions set forth in the Combination Agreement, (v) the Issuer will be converted into a Dutch public limited liability company (naamloze vennootschap), and (vi) Spartan will make or cause to be paid any payments required to be made by Spartan in connection with the exercise of redemption rights (clauses (i) through (vi) collectively, the “Transactions”);

WHEREAS, in connection with the Transactions, on the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Issuer the number of Ordinary Shares set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Share Purchase Price” and the aggregate purchase price set forth on the signature page hereto for the Acquired Shares, the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer at the Closing (as defined herein); and

WHEREAS, in connection with the Transactions, certain institutional “accredited investors” (as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”)) other than Subscriber (each, an “Other Subscriber”), have entered into subscription agreements with the Issuer substantially similar to this Subscription Agreement, pursuant to which such Other Subscribers have agreed to subscribe for and purchase, and the Issuer has agreed to issue and sell to such Other Subscribers, on the Closing Date, Ordinary Shares at the Share Purchase Price (the “Other Subscription Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the receipt of the Purchase Price by the Issuer, the Acquired Shares (such subscription and issuance, the “Subscription”).

2. Closing.

a. Subject to the satisfaction or waiver of the conditions set forth in Sections 2(c) and 2(d), the closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and at a time substantially concurrently with, the closing of the Transactions (such date, the “Closing Date”). Not less than five (5) business days prior to the anticipated Closing Date (the “Expected Closing Date”), the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of the Expected Closing Date specifying (i) the Expected Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer. No later than two (2) business days prior to the Expected Closing Date set forth in the Closing Notice, Subscriber shall deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Acquired Shares to Subscriber.

b. Subject to the satisfaction or waiver of the conditions set forth in Sections 2(c) and 2(d) (other than those conditions that by their nature are to be satisfied at the closing of the Transactions pursuant to the Combination Agreement, but without affecting the requirement that such conditions be satisfied or waived at the closing of the Transactions):

(i) Subscriber shall deliver to the Issuer the Purchase Price for the Acquired Shares no later than one (1) business day prior to the Closing Date (unless otherwise agreed by the Issuer) by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice; and

(ii) The Issuer shall deliver to Subscriber (i) the Acquired Shares against and upon receipt of the Purchase Price by the Issuer in book entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable and (ii) a copy of the records of, or correspondence from, the Issuer’s transfer agent reflecting Subscriber as the owner of the Acquired Shares on and as of the Closing Date. Each book entry for the Acquired Shares shall contain a legend in substantially the following form:

2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

c. The Issuer’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by the Issuer, of each of the following conditions:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of each such party contained in this Subscription Agreement as of the Closing Date (in each case, other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prevention or prohibition;

(iv) all conditions precedent to the Issuer’s obligation to effect the Transactions set forth in the Combination Agreement shall have been satisfied or waived (other than those conditions that (x) may only be satisfied at the closing of the Transactions, but subject to the satisfaction or waiver of such conditions as of the closing of the Transactions, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements);

(v) the Issuer shall have obtained approval of the New York Stock Exchange (the “NYSE”) to list the Ordinary Shares, subject to official notice of issuance, and no suspension of the qualification of the Ordinary Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred; and

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(vi) no suspension of the offering or sale of the Acquired Shares shall have been initiated or, to Spartan or the Issuer’s knowledge, threatened, in any jurisdiction, including by the Securities and Exchange Commission (the “Commission”).

d. Subscriber’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by Subscriber, of each of the following conditions:

(i) all representations and warranties of Spartan and the Issuer contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect or Spartan Material Adverse Effect, as applicable (each as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Spartan and the Issuer of each of the representations, warranties and agreements of each such party contained in this Subscription Agreement as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prevention or prohibition;

(iii) each of the Issuer and Spartan shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not be reasonably expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing;

(iv) the terms of the Combination Agreement (as the same exists on the date of this Subscription Agreement), including without limitation the terms set forth in Article VIII thereof, shall not have been amended, modified or waived in a manner that could reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement;

(v) all conditions precedent to the closing of the Transactions set forth in the Combination Agreement, shall have been satisfied or waived (other than those conditions that (x) may only be satisfied at the closing of the Transactions, but subject to the satisfaction or waiver of such conditions as of the closing of the Transactions, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements);

(vi) The Issuer shall have obtained approval of the NYSE to list the Ordinary Shares, subject to official notice of issuance, and no suspension of the qualification of the Ordinary Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred; and

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(vii) there shall have been no amendment, waiver or modification to any Other Subscription Agreements that materially benefits any Other Subscribers unless Subscriber has been offered substantially similar benefits in writing.

e. Prior to or at the Closing, Subscriber shall execute and deliver such additional documents and take such additional actions as the Issuer reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

f. In the event that the closing of the Transactions does not occur within five (5) business days of the Expected Closing Date, the Issuer shall promptly (but not later than three (3) business days thereafter) return the Purchase Price to Subscriber in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 8 herein, Subscriber shall remain obligated (A) to redeliver funds to the Issuer in escrow following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions.

3. Issuer Representations and Warranties. The Issuer represents and warrants that:

a. The Issuer has been incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and is, following conversion of its legal form, validly existing as a Dutch public company (naamloze vennootschap) in good standing (or such equivalent concept to the extent it exists under the laws of the Netherlands) under the laws of the Netherlands, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and as the Issuer currently contemplates shall be conducted following the Transactions and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. The Acquired Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement and registered in the Issuer’s shareholders’ register, the Acquired Shares will be validly issued, fully paid and non-assessable (meaning that the holders of the Acquired Shares will not by reason of merely being such a holder, be subject to assessment or calls by the Company or its creditors for further payment on such Acquired Shares), free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s articles of association, under the laws of the Netherlands, or pursuant to any other understanding, right, agreement or otherwise.

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c. This Subscription Agreement, the Other Subscription Agreements and the Combination Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer and are enforceable against the Issuer in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

d. Assuming the accuracy of Subscriber’s representations and warranties in Section 5, the execution and delivery by the Issuer of the Transaction Documents, and the performance by the Issuer of its obligations under the Transaction Documents, including the issuance and sale of the Acquired Shares and the consummation of the other transactions contemplated herein, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Issuer (a “Material Adverse Effect”) or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) the articles of association of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with this Subscription Agreement.

e. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the Ordinary Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

f. The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the articles of association of the Issuer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

g. Assuming the accuracy of Subscriber’s representations and warranties in Section 5, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than (i) the filing with the

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Commission of the Registration Statement (as defined below), (ii) filings required by applicable state or federal securities laws, (iii) those required by the NYSE, and (iv) the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or have a material adverse effect on the Issuer’s ability to consummate the transactions contemplated hereby, including the sale and issuance of the Acquired Shares.

h. As of the date hereof, one (1) Ordinary Share is issued and outstanding. There are no securities or instruments issued by or to which Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the Ordinary Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date. There are no stockholder agreements, voting trusts or other agreements or understandings to which Issuer is a party or by which it is bound relating to the voting of any securities of Issuer, other than (1) as set forth in the SEC Documents and (2) as contemplated by the Combination Agreement.

i. The Issuer is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

j. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Issuer to Subscriber in the manner contemplated by this Subscription Agreement.

k. Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Acquired Shares.

l. The Issuer has not entered into any side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or such other investor’s direct or indirect investment in the Issuer other than (i) the Combination Agreement, (ii) the Other Subscription Agreements; provided, that no Other Subscription Agreement included a purchase price per share that is lower than the Share Purchase Price or includes terms and conditions that are materially more advantageous to any such Other Subscriber, investor or potential investor (as compared to Subscriber), other than terms particular to the regulatory requirements of such Subscriber or its affiliates or related funds, (iii) that certain letter agreement, dated February 8, 2021 by and among the Sponsor, Spartan and the other parties thereto, as amended on the date hereof, (iv) agreements or forms thereof that have been publicly filed via the Commission’s EDGAR system, including filings made by either Spartan or the Issuer and (v) commercial arrangements between operating subsidiaries of the Company or the Company and any strategic Other Subscriber or its affiliates. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Share Purchase Price and economic terms that are no more favorable to any such Other Subscriber thereunder than the terms of this Subscription Agreement (other than (A) the alternative settlement mechanics available to investment companies registered under the Investment Company Act or investors advised by an investment adviser subject to regulation under the Investment Advisers Act as contemplated by Section 2(b) hereof or (B) commercial arrangements between operating subsidiaries of the Company or the Company and any strategic Other Subscriber or its affiliates).

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m. Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

n. Except for placement fees payable to Barclays Capital Inc. (“Barclays”), Citigroup Global Markets, Inc. (“Citi”), Credit Suisse Securities (USA) LLC (“Credit Suisse”), Goldman Sachs International (“Goldman Sachs”), and Apollo Global Securities, LLC (“AGS”), in their capacity as placement agents for the offer and sale of the Acquired Shares (in such capacity, the “Placement Agents”), the Issuer has not paid, and is not obligated to pay, any brokerage, finder’s or other commission or similar fee in connection with its issuance and sale of the Acquired Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate of the Issuer; provided, however, that Barclays, Credit Suisse and Citi will separately receive deferred underwriting commissions, as disclosed in Spartan’s final prospectus relating to its initial public offering dated February 8, 2021, upon the closing of the Transactions; provided, further, that Credit Suisse may separately receive fees from the Company in its capacity as financial advisor and capital markets advisor to the Company.

o. None of the Issuer, its subsidiaries or any of their affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Acquired Shares under the Securities Act, whether through integration with prior offerings pursuant to Rule 502(a) of the Securities Act or otherwise.

4. Spartan Representations and Warranties. Spartan represents and warrants that:

a. Spartan has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. The Transaction Documents have been duly authorized, executed and delivered by Spartan and are enforceable against Spartan in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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c. The execution and delivery by Spartan of the Transaction Documents, and the performance by Spartan of its obligations under the Transaction Documents do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Spartan pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Spartan is a party or by which Spartan is bound or to which any of the property or assets of Spartan is subject, which would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of Spartan (a “Spartan Material Adverse Effect”) or materially affect the legal authority of Spartan to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of Spartan; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Spartan or any of its properties that would be reasonably expected to have, individually or in the aggregate, a Spartan Material Adverse Effect or materially affect the legal authority of the Issuer to comply in all material respects with this Subscription Agreement.

d. The authorized capital stock of Spartan consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Spartan Preferred Stock”), (ii) 250,000,000 shares of Class A common stock, par value $0.0001 per share (“Spartan Class A Shares”), and (iii) 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Spartan Class B Shares”). As of the date hereof and as of immediately prior to the Closing: (1) no shares of Spartan Preferred Stock are issued and outstanding, (2) 55,200,000 Spartan Class A Shares are issued and outstanding, (3) 13,800,000 Spartan Class B Shares are issued and outstanding, and (3) 23,160,000 warrants, each entitling the holder thereof to purchase one Spartan Class A Share at an exercise price of $11.50 per Class A Share, are outstanding.

e. There are no securities or instruments issued by or to which Spartan is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the Ordinary Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date. There are no stockholder agreements, voting trusts or other agreements or understandings to which Spartan is a party or by which it is bound relating to the voting of any securities of Spartan, other than (1) as set forth in the SEC Documents and (2) as contemplated by the Combination Agreement.

f. Spartan is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Spartan of this Subscription Agreement, other than the filing required by Section 11(m).

g. Spartan is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Spartan Material Adverse Effect. Spartan has not received any written communication, from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Spartan Material Adverse Effect.

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h. Neither Spartan nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Acquired Shares.

i. A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by Spartan with the Commission since its initial registration of the Spartan Class A Shares and warrants (the “SEC Documents”) is available to the undersigned via the Commission’s EDGAR system. The SEC Documents, as of their respective filing dates, complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the applicable rules and regulations of the Commission promulgated thereunder. None of the SEC Documents filed under the Exchange Act (except to the extent that information contained in any SEC Document has been superseded by a later timely filed SEC Document) contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SEC Document that is a registration statement, or included, when filed, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of all other SEC Documents; provided, that Spartan makes no such representation or warranty with respect to the registration statement on Form F-4 filed or to be filed by the Issuer, or the proxy statement/prospectus related thereto to be filed by the Issuer, with respect to the Business Combination or any other information relating to Madeleine Charging or any of their respective affiliates included in any SEC Document or filed as an exhibit thereto; provided further, that Spartan makes no such representation or warranty with respect to the accounting treatment of its warrants or other changes in accounting arising in connection with any required restatement of Spartan’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities or other required changes in Spartan’s financial statements and SEC Documents, or any related disclosure, in the SEC Documents. Spartan has timely filed each report, statement, schedule, prospectus, and registration statement that Spartan was required to file with the Commission since its inception. There are no material outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Documents.

j. Except for placement fees payable to the Placement Agents in their capacity as Placement Agents, Spartan has not paid, and is not obligated to pay, any brokerage, finder’s or other commission or similar fee in connection with the issuance and sale of the Acquired Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate of the Issuer; provided, however, that Barclays, Credit Suisse and Citi will separately receive deferred underwriting commissions, as disclosed in Spartan’s final prospectus relating to its initial public offering dated February 8, 2021, upon the closing of the Transactions; provided, further, that Credit Suisse may separately receive fees from the Company in its capacity as financial advisor and capital markets advisor to the Company.

k. Immediately following the Closing, Spartan will be a wholly-owned subsidiary of the Issuer and there will be no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Spartan any equity interests in Spartan, or securities convertible into or exchangeable or exercisable for such equity interests.

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5. Subscriber Representations and Warranties. Subscriber represents and warrants that:

a. Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with the requisite entity power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

b. This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

c. The execution, delivery and performance by Subscriber of this Subscription Agreement, including the consummation of the transactions contemplated hereby, (i) are fully consistent with Subscriber’s financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to Subscriber, (iii) have been duly authorized and approved by all necessary action and (iv) are a fit, proper and suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Acquired Shares.

d. The execution and delivery by Subscriber of this Subscription Agreement, and the performance by Subscriber of its obligations under this Subscription Agreement, including the purchase of the Acquired Shares and the consummation of the other transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject, which would be reasonably expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Subscriber, taken as a whole (a “Subscriber Material Adverse Effect”), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of Subscriber’s properties that would be reasonably expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.

e. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A promulgated under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (5), (6), (7), (10), (11) or (12) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined above) and Subscriber has full

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investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any other securities laws of the United States or any other jurisdiction. Subscriber has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete. Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares, unless Subscriber is a newly formed entity in which all of the equity owners are accredited investors and is an “institutional account” as defined by FINRA Rule 4512(c).

f. Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act or any other securities laws of the United States or any other jurisdiction. Subscriber understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 promulgated under the Securities Act, absent a change in law, receipt of regulatory no-action relief or an exemption, provided that all of the applicable conditions thereof have been met, or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act (including without limitation sales conducted pursuant to Rule 144 promulgated under the Securities Act), and that any certificates or book entry records representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. Subscriber understands and agrees that the Acquired Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or Transfer of any of the Acquired Shares. For purposes of this Subscription Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, through any derivative transactions.

g. Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by Spartan, the Issuer, the Placement Agents or any of their officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer included in this Subscription Agreement.

h. Subscriber’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

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i. In making its decision to subscribe for and purchase the Acquired Shares, Subscriber represents that it has relied solely upon its own independent investigation. Without limiting the generality of the foregoing, Subscriber acknowledges and agrees Subscriber has not relied on any statements or other information provided by the Placement Agents or any of their respective affiliates, or any of their respective officers, directors, employees or representatives, concerning Spartan, the Issuer, the Company or the Acquired Shares or the offer and sale of the Acquired Shares. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to Spartan, the Issuer, the Company and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares.

j. Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and Spartan, the Issuer or the Placement Agents, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and Spartan, the Issuer or the Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

k. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares. Subscriber qualifies as a sophisticated institutional investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment, both in general and with regard to transactions in, and investment strategies involving, securities, including Subscriber’s investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Accordingly, Subscriber acknowledges that the offering of the Acquired Shares meets the institutional account exemptions from filing under FINRA Rule 2111(b).

l. Subscriber acknowledges and agrees that (a) Barclays, Citi, Goldman Sachs and AGS are acting solely as placement agents in connection with the Subscription and are not acting as underwriters or in any other capacity and are not and shall not be construed as a fiduciary for Subscriber, the Issuer, Spartan, the Company or any other person or entity in connection with the Subscription, (b) Credit Suisse is acting as a placement agent in connection with the Subscription and as a financial advisor and capital markets advisor to the Company. Credit Suisse is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Subscriber, the Issuer, Spartan, the Company or any other person or entity in connection with the Subscription; provided, however, that Credit Suisse is acting as a financial advisor and capital markets advisor to the Company, (c) neither the Placement Agents nor any affiliate of any of the Placement Agents (nor any officer, director, employee or representative of any of the Placement Agents or any affiliate thereof) have made, or will make, any representation or warranty, whether express or implied, of any kind or character and have not provided, and will not provide, any advice

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or recommendation in connection with the Subscription, (d) the Placement Agents will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Subscription or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning Spartan, the Issuer or the Subscription, (e) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, Spartan, the Company, the Issuer or any other person or entity), whether in contract, tort or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Subscription, (f) the Placement Agents and their affiliates have not made an independent investigation with respect to Spartan, the Issuer, the Company or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by Spartan or the Issuer, and (g) the Placement Agents have not prepared a disclosure or offering document in connection with the offer and sale of the Acquired Shares.

m. Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

n. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares.

o. Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Sudan, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

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p. If Subscriber is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of ERISA, (ii) a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code, (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with the ERISA Plans, the “Plans”), then Subscriber represents and warrants that (1) neither the Issuer nor Spartan, nor any of their respective affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with Subscriber’s investment in the Acquired Shares, and (2) its purchase of the Acquired Shares will not result in a non-exempt prohibited transaction under section 406 of ERISA or section 4975 of the Code, or any applicable Similar Law.

q. Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2(b)(i).

r. If Subscriber is located in the United Kingdom or a member state of the European Economic Area, it represents and warrants that it is a qualified investor (within the meaning of Regulation (EU) 2017/1129).

s. If the Subscriber is located in Australia, the Subscriber represents and warrants that it is a person who falls within an exempt offer category in section 708 of the Corporations Act (including “sophisticated investors” or “professional investors” within the meaning of section 708(8) and 708(11) respectively of the Corporations Act).

t. If Subscriber is located in the United Kingdom, Subscriber represents and warrants that it is a person of a kind described in articles 19(5) or 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (SI 2005/1529) (as amended) or is otherwise a person to whom an invitation or inducement to engage in investment activity may be communicated without contravening section 21 of the Financial Services and Markets Act 2000.

u. If Subscriber is located in Oman, it represents and warrants that it is a sophisticated investor (as described in Article 139 of the Executive Regulations of the Capital Market Law).

v. No disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Acquired Shares.

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w. None of the Placement Agents nor any of their respective members, directors, officers, employees, representatives and controlling persons have made any independent investigation with respect to Spartan, the Issuer, the Company or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by Spartan, the Company or the Issuer.

x. In connection with the issue and purchase of the Acquired Shares, no Placement Agent has acted as Subscriber’s financial advisor or fiduciary.

y. Subscriber has not entered into a binding commitment to sell or otherwise transfer the Acquired Shares.

6. Additional Subscriber Agreement. Subscriber hereby agrees that, from the date of this Subscription Agreement until the Closing Date, neither Subscriber nor any person or entity acting on behalf of Subscriber or pursuant to any understanding with Subscriber will engage in any Short Sales with respect to securities of Spartan. For purposes of this Section 6, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (a) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Transactions (including Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales and (b) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 6 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares covered by this Subscription Agreement.

7. Registration Rights.

a. The Issuer agrees that, within thirty (30) calendar days after the Closing Date, the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Acquired Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 75th calendar day (or 135th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effective Date”); provided, however, that the Issuer’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Issuer at least five (5) business days prior to the filing thereof to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably

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request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder; provided that the Subscriber shall not be required to execute any lock-up or similar agreement in connection with the filing of the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Acquired Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Acquired Shares which is equal to the maximum number of Acquired Shares as is permitted by the Commission. In such event, the number of Acquired Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within two (2) business days thereafter, the Issuer shall file the final prospectus under Rule 424 of the Securities Act. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the deadline set forth in this Section 7 shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 7. The Issuer will provide a draft of the Registration Statement to the Subscriber for review at least three (3) business days in advance of filing the Registration Statement. For purposes of this Section 7, “Acquired Shares” shall be deemed to include the Ordinary Shares acquired pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to the Ordinary Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

b. In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (1) Subscriber ceases to hold any Acquired Shares or (2) the date all Acquired Shares held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 promulgated under the Securities Act and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (3) two years from the Effective Date of the Registration Statement.

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(ii) advise Subscriber within two (2) business days:

(1) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(2) of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

(3) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose;

(4) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Acquired Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in the Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (1) through (5) above constitutes material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Acquired Shares to be listed on each securities exchange or market, if any, on which the Ordinary Shares issued by the Issuer have been listed;

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Acquired Shares contemplated hereby and to enable Subscriber to sell the Acquired Shares under Rule 144; and

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(vii) remove the legend described in in Section 2(b)(ii) (or instruct its transfer agent to so remove such legend) from the Acquired Shares if (1) the Registration Statement is and continues to be effective under the Securities Act, (2) such Acquired Shares are sold or transferred pursuant to Rule 144 (if the transferor is not an Affiliate of the Issuer and subject to all applicable requirements of Rule 144 being met), or (3) such Acquired Shares are eligible for sale under Rule 144, without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to such securities and without volume or manner-of-sale restrictions. Each applicable holder agrees to provide the Issuer, its counsel and/or the transfer agent with evidence reasonably requested by it in order to cause the removal of the legend described in Section 2(b)(ii) (the “Representations”). Any fees (with respect to the transfer agent, Issuer counsel or otherwise) associated with the issuance of any legal opinion required by the Issuer’s transfer agent or the removal of such legend shall be borne by the Issuer. If a legend is no longer required pursuant to the foregoing, the Issuer will no later than two (2) Business Days following the delivery by an applicable holder to the Issuer or the transfer agent (with notice to the Issuer) of a legended certificate or instrument representing Acquired Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer) and the Representations, deliver or cause to be delivered to such applicable holder a certificate or instrument (as the case may be) representing such Acquired Shares that is free from all restrictive legends. Certificates for Acquired Shares free from all restrictive legends may be transmitted by the transfer agent to the applicable holders by crediting the account of the applicable holder’s prime broker with DTC as directed by such applicable holder; and

(viii) until the date the Acquired Shares may be sold under Rule 144, in order to permit Subscribers to conduct sales (including continuous offerings based on market prices and block trades) of the Acquired Shares offered pursuant to the Registration Statement (“Brokerage Trades”) through two or more investment banks or other broker-dealers (“Financial Counterparties”): (a) enter into an equity distribution agreement or sales agreement with the Financial Counterparties, in customary form, which shall include, among other provisions, indemnities similar to those in Section 7(e), and representations, covenants and other indemnities and rights and obligations as are customary in equity distribution agreements for issuer ATM programs (including an obligation of the Issuer to reimburse the Financial Counterparties for the expense of one counsel to the Financial Counterparties), (b) notify Subscribers of the identities of the Financial Counterparties, (c) to the extent requested by a Financial Counterparty in order to engage in Brokerage Trades, the Issuer shall allow the Financial Counterparties to conduct customary “underwriter’s due diligence” with respect to the Issuer, which may be on a periodic “bring down” basis when the Issuer files periodic or current reports or there is material news about the Issuer, including (1) by using commercially reasonable efforts to cause its independent certified public accountants to provide to the Financial Counterparties a “cold comfort” letter in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Financial Counterparties, (2) by using commercially reasonable efforts to cause its outside counsel to the Issuer to deliver an opinion in form, scope and substance as is customarily given in an underwritten public offering, including a standard “10b-5” letter for such offering, addressed to the Financial Counterparties, and (3) by providing a standard officer’s certificate from the chief executive officer or chief financial officer, or other officers serving such functions, of the Issuer addressed to the Financial Counterparties and (d) shall take such other reasonable action as requested by the Financial Counterparties in order to expedite or facilitate the Brokerage Trades.

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c. Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event that the Issuer’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that (x) the Issuer has a bona fide business purpose for keeping confidential or (y) cannot be immediately provided (but shall be provided as promptly as practicable) and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Acquired Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Acquired Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Acquired Shares shall not apply (1) to the extent Subscriber is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (2) to copies stored electronically on archival servers as a result of automatic data back-up.

d. Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 7; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was

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previously delivered (or would have been delivered but for the provisions of this Section 7(d)) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

e. The Issuer shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors and agents of Subscriber, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (1) in reliance upon and in conformity with written information furnished by Subscriber, (2) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner or (3) in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 7(c) hereof. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the Issuer receives notice in writing. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the Transfer of the Acquired Shares by Subscriber.

f. Subscriber shall, severally and not jointly, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, (i) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or (ii) arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or

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necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, with respect to (i) and/or (ii), to the extent, but only to the extent, that such untrue or alleged untrue statements or omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 7(f) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Acquired Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7(f) of which Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the Transfer of the Acquired Shares by Subscriber.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Combination Agreement is validly terminated in accordance with the terms therein, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Sections 2(c) and 2(d) are not satisfied on or prior to the Closing Date and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing, (d) at the election of Subscriber, 90 days after the “Outside Date” as defined in the Combination Agreement (without any amendment thereto effected after the date hereof); provided, that if any action for specific performance or other equitable relief by Madeleine Charging, the Company or the Issuer with respect to the Combination Agreement, any other transaction agreement, or otherwise with respect to the Transactions is commenced or pending on or before the Outside Date, then the Outside Date shall be automatically extended without any further action by any party until the date that is 30 days following the date on which a final, non-appealable order has been entered with respect to such action and the Outside Date shall be deemed to be such later date for all purposes of this Agreement, or (e) two years from the Effective Date of the Registration Statement; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover out-of-pocket losses, liabilities or damages arising from such breach. The Issuer shall promptly notify in writing Subscriber of the termination of the Combination Agreement promptly after the termination of such agreement.

9. Trust Account Waiver. Subscriber acknowledges that Spartan is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Spartan and one or more business or assets. Subscriber further acknowledges that, as described in Spartan’s prospectus relating to its initial public offering dated February 10, 2021 (the “Prospectus”), available at www.sec.gov, substantially all of Spartan’s assets consist of the cash proceeds of Spartan’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Spartan, its public stockholders and the underwriters of Spartan’s initial public offering. Except with respect to interest earned on the funds

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held in the Trust Account that may be released to Spartan to pay its obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of Spartan entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future arising out of this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of Spartan acquired by any means, including but not limited to any redemption right with respect to any such securities of Spartan.

10. Risk Factors. Subscriber acknowledges having received and read the Risk Factors in the document titled “Project Athena – PIPE Presentation_vFinal” located in folder 1.6.5 of the virtual data room related to the Transactions (the “Risk Factors”). Subscriber understands and accepts all of the risks set forth in the Risk Factors in connection with Subscriber’s investment in the Acquired Shares.

11. Miscellaneous.

a. Each party hereto acknowledges that the other parties hereto and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 11(a) shall not give the Placement Agents any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties made by such party as set forth herein are no longer accurate in all material respects. Subscriber further acknowledges and agrees that the Placement Agents are third-party beneficiaries of the representations and warranties of Subscriber contained in Section 5.

b. Each of the Issuer, Spartan and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or by regulatory bodies.

c. Notwithstanding anything to the contrary in this Subscription Agreement, prior to the Closing, Subscriber may not transfer or assign all or a portion of its rights under this Subscription Agreement other than to its controlled affiliates, subsidiaries or any fund or account managed by the same investment manager as Subscriber or an affiliate or subsidiary, without the prior consent of the Issuer; provided, that, such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Subscription Agreement, makes the representations and warranties in Section 5 and completes Schedule A hereto. In the event of such a transfer or assignment, Subscriber shall update Schedule B to provide the information required therein. Notwithstanding the foregoing, if Subscriber effects a transfer of its Acquired Shares after the Closing and prior to the Effective Date, then Subscriber may assign all or a portion of the rights associated with such Acquired Shares under Section 7 hereto to any such transferee; provided that such transferee agrees in writing to be bound by and subject to the terms and conditions of Section 7 (and any other related provisions) hereto, and provides Issuer with the requisite contact information.

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d. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

e. The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Issuer agrees to keep any such information provided by Subscriber confidential.

f. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

g. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

h. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

i. This Subscription Agreement may be executed in three (3) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

j. Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

k. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (iii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iv) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

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(ii)	if to Spartan, to:

Spartan Acquisition Corp. III

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention: Geoffrey Strong; Joseph Romeo

Email: gstrong@apollo.com; jromeo@apollo.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Ramey Layne; Lande Spottswood

Email: rlayne@velaw.com; lspottswood@velaw.com; and

(iii)	if to the Issuer, to:

Athena Pubco B.V.

Westervoortsedijk 73 KB

6827 AV Arnhem

Attention: Julien Touati; Mathieu Bonnet

Email: j.touati@meridiam.com; mathieu.bonnet@allego.eu

with a required copy to (which copy shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Matthew J. Gilroy

Amanda Fenster

Benjamin de Blegiers

E-mail: matthew.gilroy@weil.com

amanda.fenster@weil.com

benjamin.deblegiers@weil.com

l. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND

25

THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11(k) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(l).

m. Spartan shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transactions, and any other material, nonpublic information that the Issuer has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, nonpublic information received from Spartan or the Issuer or any of their respective officers, directors or employees or indirectly from the Placement Agents. Notwithstanding anything in this Subscription Agreement to the contrary, neither Spartan nor the Issuer shall publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber

26

or any of its affiliates in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (i) as required by the federal securities law in connection with the Registration Statement, (ii) in a press release or marketing materials of Spartan or the Issuer in connection with the Transactions to the extent any such disclosure is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 10(m), and (iii) to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of the NYSE, in which case the Issuer and Spartan shall provide Subscriber with prior written notice of such disclosure permitted under this subclause (iii); provided, to the extent any of the foregoing documents or materials reference the Subscriber or its affiliates by name, the applicable party shall use its commercially reasonable efforts to consult with the Subscriber in advance as to its form, content and timing.

n. This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of Spartan and the Issuer (not to be unreasonably withheld, conditioned or delayed); provided, that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of any other parties.

o. The parties agree that irreparable damage would occur if any provision of this Subscription Agreement were not performed in accordance with the terms hereof, and accordingly, that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement or to enforce specifically the performance of the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 11(l), in addition to any other remedy to which any party is entitled at law or in equity.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Issuer, Spartan and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first written above.

SPARTAN ACQUISITION CORP. III

By:
Name: Geoffrey Strong
Title: Chief Executive Officer

ATHENA PUBCO B.V.

By:
Name: Julien Touati
Title: Management Board Member

Signature Page to

Subscription Agreement

SUBSCRIBER:
Signature of Subscriber:

By:
Name:
Title:

Name of Subscriber:

(Please print. Please indicate name and
capacity of person signing above)

Name in which securities are to be registered
(if different):

Email Address:

Subscriber’s EIN:

Address:

Attn:

Telephone No.:

Facsimile No.:

Aggregate Number of Acquired Shares subscribed for:
Aggregate Purchase Price: $

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

Signature Page to

Subscription Agreement

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Schedule must be completed by Subscriber and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

☐	Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has checked below the box(es) for the applicable provision under which Subscriber qualifies as such:

☐

Subscriber is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, limited liability company or partnership not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering, with total assets in excess of $5,000,000.

☐	Subscriber is a “private business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐	Subscriber is a “bank” as defined in Section 3(a)(2) of the Securities Act.

☐	Subscriber is a “savings and loan association” or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity.

☐	Subscriber is a broker or dealer registered pursuant to Section 15 of the Exchange Act.

☐	Subscriber is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐	Subscriber is an investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940..

Schedule A-1

☐	Subscriber is an “insurance company” as defined in Section 2(a)(13) of the Securities Act.

☐	Subscriber is an investment company registered under the Investment Company Act of 1940.

☐	Subscriber is a “business development company” as defined in Section 2(a)(48) of the Investment Company Act of 1940.

☐	Subscriber is a “Small Business Investment Company” licensed by the U.S. Small Business Administration under either Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	Subscriber is a “Rural Business Investment Company” as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐

Subscriber is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000.

☐

Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is one of the following.

☐	A bank;

☐	A savings and loan association;

☐	A insurance company; or

☐	A registered investment adviser.

☐	Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000.

☐

Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 that is a self-directed plan with investment decisions made solely by persons that are accredited investors.

☐

Subscriber is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

☐

Subscriber is a “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 that was not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering, with total assets in excess of $5,000,000 and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

Schedule A-2

☐

Subscriber is an entity, including but not limited to Indian tribes, governmental bodies, funds, and entities organized under the laws of foreign countries, that own “Investments,” in excess of $5,000,000 and was not formed for the specific purpose of acquiring the securities offered and is not of the type listed in one of the above checkboxes in this section. For the purposes of this response, “Investments” has the meaning in Rule 2a-51 under the Investment Company Act of 1940, as amended.

☐	Subscriber is an entity in which all of the equity owners are accredited investors under one or more of the above criteria

☐	Subscriber is not a natural person.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

Schedule A-3

SCHEDULE B

SCHEDULE OF TRANSFERS

Subscriber’s Subscription was in the amount of _________________ Ordinary Shares. The following transfers of a portion of the Subscription have been made:

Date of Transfer or Reduction	Transferee	Number of Transferee Acquired Shares Transferred or Reduced	Subscriber Revised Subscription Amount

Schedule B as of ______________, 20__, accepted and agreed to as of this ____ day of ____________, 20__ by:

ATHENA PUBCO B.V.

By:
Name: Julien Touati
Title: Managing Director

Signature of Subscriber:

[SUBSCRIBER]

By:
Name:
Title:

Schedule B-1